File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

VIA FEDERAL EXPRESS

August 7, 2007



07025893

Alea

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since 2 May, 2007, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since 2 May 2007.

2. Recommended Cash Offer Document by FIN Acquisition Limited for the Company posted on 2 June 2007 to all shareholders, together with Form of Acceptance, Authority and Election.

3. Shareholder Circular posted on 18 July 2007 to all shareholders of the Companyrelating to the reclassification of the Company's listing on the Official List of the UK Listing Authority from a primary listing to that of an overseas company listed under Chapter 14 of the Listing Rules.

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President, Group General Counsel and Secretary

Enclosures

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Offer Update
Released	07:01 15-May-07
Number	5952W

RNS Number:5952W
Alea Group Holdings(Bermuda) Ltd
15 May 2007

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

15 May 2007

Alea Group Holdings (Bermuda) Ltd. (the "Company")

Acquisition Update

The Board of Alea announces that it has received a very preliminary unsolicited approach that might lead to a higher offer for the Company than that made by FIN Acquisition Ltd. The approach is based solely on publicly available information. This party is being provided with information in accordance with Rule 20.2 of the Takeover Code.

The recommendation of the Independent Directors of the Company, made in the document dated 24 April 2007, relating to the recommended acquisition by FIN Acquisition Limited continues in effect.

This announcement has not been made with the agreement or approval of the potential offeror and there can be no certainty that an offer will be made nor as to the terms on which any offer might be made.

A further announcement will be made in due course.

For further information, please contact:

Media: +1 860 258 6524
Sheel Sawhney

Analysts & Investors: +1 860 258 6566
Kirk Lusk

Financial Dynamics +44 20 7269 7114
Robert Bailhache
Nick Henderson

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and practice and the City Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been otherwise prepared.

This information is provided by RNS
The company news service from the London Stock Exchange

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	08:35 15-May-07
Number	5984W

RNS Number:5984W
Alea Group Holdings(Bermuda) Ltd
15 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
    Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
    Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
    08/05/2007

6. Date on which issuer notified:
    10/05/2007

7. Threshold(s) that is/are crossed or reached:
    9%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of	Number of voting Right

	shares	(viii)
Ordinary Shares	15,536,395	15,536,395
BMG015751024		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirec
Ordinary Shares	15,836,395	15,836,395		9.11%	
BMG015751024					

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,836,395	9.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
N/A

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
....

14. Contact name:
Gemma Ozbek

15. Contact telephone number:
020 7677 2449

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life

interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Regulatory Announcement

Go to market news section






Company	Fin Acquisition Limited
TIDM	
Headline	Offer for Alea Group Holdings
Released	12:44 15-May-07
Number	6232W

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

15 May 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

Increase in Amalgamation Price

FIN Acquisition announces that this morning 10,083,500 Alea Shares, representing approximately 6 per cent. of the Alea Shares in issue, have been acquired on its behalf by an Affiliate at above the recommended cash Amalgamation price of 93 pence per Alea Share. The price at which these Alea Shares were acquired is 96.5 pence in cash per Alea Share.

Accordingly, FIN Acquisition announces that the cash price available to Alea Shareholders under the terms of the Amalgamation will be increased to 96.5 pence per Alea Share.

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to vote to approve the Amalgamation Agreement at the Special General Meeting.

Accordingly, FIN Acquisition and its Affiliates now own or have irrevocable undertakings to vote to approve the Amalgamation Agreement at the Special General Meeting in respect of a total of 105,620,445 Alea Shares, representing approximately 61 per cent. of the Alea Shares in issue.

The Amalgamation will continue to be subject to the Conditions and other terms set out in the announcement of the Amalgamation dated 4 April 2007, and in the circular relating to the Amalgamation (the "Circular") which was posted to Alea Shareholders on 24 April 2007.

FIN Acquisition reserves the right to elect to implement the Acquisition by way of a takeover offer as an alternative to the Amalgamation.

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the Circular.

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7776

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

The directors of FIN Acquisition whose names are set out in paragraph 2(b) of Part 6 of the Circular, each accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of FIN Acquisition (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Circular or any document by which the Offer is made. Alea Shareholders are advised to read carefully the Circular and any formal documentation in relation to the Offer, if any, once it has been despatched.

END

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	15:54 16-May-07
Number	7293W

RNS Number:7293W
Alea Group Holdings(Bermuda) Ltd
16 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket /s):
An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
   Odey Asset Management LLP

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   04/05/2007

6. Date on which issuer notified:
   16/05/2007

7. Threshold(s) that is/are crossed or reached:
   6%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rig (viii)

Ordinary Share BMG015751024	10,256,942	10,256,942

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Ind
Ordinary Share BMG015751024	10,590,242	10,590,242		6.09%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,590,242	6.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:

....

14. Contact name:
Tim Pearey

15. Contact telephone number:
020 7208 1456

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new

holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Regulatory Announcement

Go to market news section



Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	15:54 16-May-07
Number	7296W

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alea Group Holdings (Bermuda) Ltd.

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
………………

3. Full name of person(s) subject to the notification obligation (iii):
FIN Acquisition Limited.

4. Full name of shareholder(s) (if different from 3.) (iv):
Fortress Fund IV (Fund A) LP

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15 May 2007

6. Date on which issuer notified:
16 May 2007

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
………………

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Common shares of US$0.01 each BMG015751024	0	0

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Common shares of US$0.01 each BMG015751024	10,083,500	0	10,083,500	0%	5.8%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,083,500	5.8%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Fortress Fund IV (Fund A) LP is a limited partnership under common control with FIN Acquisition Limited. Fortress Fund IV (Fund A) LP has acquired the shares the subject of this notification on behalf of FIN Acquisition Limited.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Miriam Thomas

15. Contact telephone number:
+44 (0)20 7290 5642

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Offer Update
Released	07:01 17-May-07
Number	7594W

RNS Number:7594W
Alea Group Holdings(Bermuda) Ltd
17 May 2007

Alea Group Holdings (Bermuda) Ltd.

17 May 2007

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Recommended Cash Acquisition

by FIN Acquisition Limited ("FIN Acquisition")

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd. (the "Company")

Acquisition update

The board of the Company has noted the announcement made on 15 May 2007 by FIN Acquisition (a) of its acquisition of Alea Shares at 96.5 pence in cash per Alea Share, being 3.5 pence above the recommended cash Amalgamation price of 93 pence per Alea Share, and (b) that the cash price available to Alea Shareholders in connection with the Amalgamation will accordingly be increased to 96.5 pence per Alea Share. The board of the Company announces that the recommendation of the Independent Directors of the Company, made in the circular dated 24 April 2007 (the "Circular"), relating to the recommended acquisition by FIN Acquisition continues in effect.

It is noted that, in accordance with Bermudan law governing the Amalgamation and the terms of the Circular, each Alea Shareholder (including, if applicable, FIN Acquisition or persons associated with it) who is entered on the Company's register of members at the Voting Record Time will be entitled to attend and/or vote at the Special General Meeting scheduled for 10 a.m. Bermudan time on 21 May 2007 and which has been convened to seek the approval of Alea Shareholders

to the Amalgamation. The board of the Company presently intends that the Special Resolution will be put to the Special General Meeting at that time, and on this basis the Voting Record Time will be 6 p.m. Bermudan time on 17 May 2007.

Accordingly, it is intended that Alea Shareholders will be asked to approve the Amalgamation at 93 pence per Alea Share at the Special General Meeting, it being agreed by FIN Acquisition that Alea Shareholders will simultaneously receive from FIN Acquisition an additional 3.5 pence per Alea Share in the event of the Amalgamation being effected.

Lazard has confirmed that it is satisfied that sufficient resources are available to satisfy in full the 96.5 pence per Alea Share which would be payable to Alea Shareholders upon the Amalgamation becoming effective.

The Amalgamation will continue to be subject to the Conditions and other terms set out in the Circular as applicable.

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the Circular.

Enquiries

Media: +1 860 258 6524
Sheel Sawhney

Analysts and Investors: +1 860 258 6566
Kirk Lusk

Financial Dynamics: +44 20 7269 7114
Robert Bailhache
Nick Henderson

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Circular or any document by which the Offer is made.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	08:33 17-May-07
Number	7618W

RNS Number:7618W
Alea Group Holdings(Bermuda) Ltd
17 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ALEA GROUP HOLDINGS (BERMUDA)

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):

Henderson Global Investors Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

15th May

6. Date on which issuer notified:

16th May

7. Threshold(s) that is/are crossed or reached:

10%, 11%, 12%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rig (viii)
ORD 0.1	16,548,803	16,548,803

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting r	
	Direct	Direct (x)	Indirect (xi)	Direct	Ind
ORD 0.1	21,218,393	21,218,393		12.256%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,218,393	12.256%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:

Gavin Dolding

15. Contact telephone number:

(020) 7818 5217

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the

case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	16:40 17-May-07
Number	8180W

RNS Number:8180W
Alea Group Holdings(Bermuda) Ltd
17 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket /s):
An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15/05/2007

6. Date on which issuer notified:
17/05/2007

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of votin (viii)

Ordinary Shares BMG015751024	15,836,395	15,836,395

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Ind
Ordinary Shares BMG015751024	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
N/A

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
....

14. Contact name:
Julia Holden

15. Contact telephone number:
020 7677 5468

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Fin Acquisition Limited
TIDM	
Headline	Rule 8.1- Alea Group Holdings
Released	10:56 18-May-07
Number	8522W

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Fortress Fund IV (Fund A) LP, on behalf of FIN Acquisition Lin**
Company dealt in	**Alea Group Holdings (Bermuda) Ltd.**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Common shares of US$0.01 each**
Date of dealing	**15 May 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**10,083,500**	**5.8%**	**0**
(2) Derivatives (other than options)	**0**	**0%**	**0**
(3) Options and agreements to purchase/sell	**0**	**0%**	**0**
Total	**10,083,500**	**5.8%**	**0**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			

(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,083,500	96.5 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option m paid/rece unit (Not

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Not

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person r to the voting rights of any relevant securities under any option referred to on this form or relating to the voting righ future acquisition or disposal of any relevant securities to which any derivative referred to on this form is reference none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**18 May 2007**
Contact name	**Miriam Thomas**
Telephone number	**020 7290 5642**
Name of offeree/offeror with which associated	**FIN Acquisition Limited**
Specify category and nature of associate status (Note 10)	**Fortress Fund IV (Fund A) LP is a limited partnership under common control with the offeror.**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Regulatory Announcement

Go to market news section

Company	Fin Acquisition Limited
TIDM	
Headline	Switch to an Offer
Released	14:10 21-May-07
Number	9556W

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

21 May 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

Switch to an Offer

FIN Acquisition announces that, in the event that the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the Special General Meeting or at an adjournment thereof it intends to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea, as it had reserved the right to do.

The Offer will be made at a price of 96.5 pence per Alea Share, valuing the issued share capital of Alea at approximately £168 million as at 18 May 2007, being the last business day prior to the date of this announcement.

The Offer will have an acceptance condition of 50 per cent. of the issued share capital of Alea plus one share.

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. In addition, 10,083,500 Alea Shares, representing approximately 6 per cent. of the issued share capital of Alea, are held by an Affiliate of FIN Acquisition.

Accordingly, FIN Acquisition and its Affiliates now own or have irrevocable undertakings to accept the Offer in respect of a total of 105,620,445 Alea Shares, representing approximately 61 per cent. of the Alea Shares in issue.

These irrevocable undertakings remain binding in the event of a higher competing offer being announced for Alea. In order to reflect the respective intentions of the parties to these irrevocable undertakings at the time each of them was originally entered into, the parties to each of these irrevocable undertakings has confirmed that it would remain binding in the event that the Implementation Agreement is terminated in certain circumstances, including upon the Independent Committee withdrawing or modifying its recommendation of the Acquisition.

FIN Acquisition has indicated to the Board of Alea that it would consent to an adjournment of the Special General Meeting which the Board of Alea considers necessary to allow Alea Shareholders time to consider the appropriate course of action in light of this announcement. The Board of FIN Acquisition believes that the Amalgamation

remains the most desirable means of implementing the Acquisition.

A further announcement describing the terms and conditions of the Offer in greater detail will be made shortly. An Offer Document and Form of Acceptance, setting out the details of the Offer and the procedures to be followed by Alea Shareholders to accept the Offer in respect of their Alea Shares, will be posted to Alea Shareholders in due course.

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the circular relating to the Amalgamation which was posted to Alea Shareholders on 24 April 2007 (the "Circular").

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7784

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

The directors of FIN Acquisition whose names are set out in paragraph 2(b) of Part 6 of the Circular, each accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of FIN Acquisition (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Circular or the Offer Document. Alea Shareholders are advised to read carefully the Circular and, once it has been despatched, the Offer Document.

END

Close

Regulatory Announcement

Go to market news section



Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Offer Update
Released	16:06 21-May-07
Number	9744W

RNS Number:9744W
Alea Group Holdings(Bermuda) Ltd
21 May 2007

Alea Group Holdings (Bermuda) Ltd.

21 May 2007

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Recommended Cash Acquisition
by FIN Acquisition Limited ("FIN Acquisition")
a company formed at the direction of
private equity funds advised by Fortress Investment Group
of Alea Group Holdings (Bermuda) Ltd. (the "Company")

Adjournment of Special General Meeting

The board of the Company announces that the Special General Meeting ("SGM") of the Company in relation to the recommended acquisition of the Company by FIN Acquisition, notice of which was given in the circular dated 24 April 2007 (the "Circular"), was convened today.

Prior to the SGM, the Company's registrars advised the Company that, were the special resolution to approve the Amalgamation (the "Special Resolution") to be put to the SGM, the valid proxy votes received would have been 113,238,551 votes (equivalent to approximately 72.16 per cent. of the total votes cast) in favour of the Amalgamation and 43,691,829 votes (equivalent to approximately 27.84 per cent. of the total votes cast) against the Amalgamation. For the Special Resolution to be passed, 75 per cent. of the votes cast would have to be in favour.

In addition, prior to the SGM, FIN Acquisition announced that, in the event that the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the SGM or at an adjournment thereof, it intends to implement the Acquisition by means of a takeover offer for the Company and that such Offer will be made at a price of 96.5 pence per Alea Share and will be subject to an acceptance condition of 50 per cent. of the issued share capital

of Alea plus one share. FIN Acquisition has already received irrevocable undertakings to accept the Offer in respect of such a number of Alea Shares as would cause the Offer to be declared unconditional as to acceptances upon receipt of valid acceptances of the Offer by the parties which have provided such irrevocable undertakings.

As the Offer (once made) will be capable of being declared unconditional as to acceptances, and in light of the recent announcement by FIN Acquisition that should the Amalgamation become effective Alea Shareholders will receive 96.5 pence per Alea Share (such increase in price being announced after a number of Alea Shareholders had returned their proxy votes), the board of the Company was of the view that it would be in the best interests of the Company and Alea Shareholders for Alea Shareholders to be given additional time to consider these developments.

Accordingly, and with the consent of the meeting, the Special Resolution was not voted upon at the SGM, and the SGM has been adjourned to 6.00 p.m. (Bermudan time) on Thursday 31 May 2007. The recommendation of the Independent Directors of the Company made in the Circular continues in effect.

The Voting Record Time will now be 6.00 p.m. (Bermudan time) on Tuesday 29 May 2007. Accordingly, persons entered on the Company's register of members at that time will be entitled to vote at the adjourned SGM.

Holders of depositary interests in CREST representing Alea Shares who have not yet voted may do so using the Form of Direction which accompanied the Circular (in respect of which the record date for holders of depositary interests to be entitled to direct how shares represented by their depositary interests should be voted (the "DI Record Time") and the date for return shall be as set out below rather than as set out on the original Form of Direction). Holders of such depositary interests who wish to change their vote or have lost their original Form of Direction may do so on a new Form of Direction which may be requested from the Proxy Evaluation Team at Capita Registrars (telephone +44 (0)20 8639 2113). In any such case, such Forms of Direction must be received by Capita Registrars in accordance with the instructions printed thereon (save as regards original Forms of Direction which were posted with the Circular in respect of the latest time for return) by 2.00 p.m. (London time) on Wednesday 30 May 2007. Capita has set 6.00 p.m. (London time) on Tuesday 29 May 2007 as the DI Record Time.

Holders of Alea Shares who have not yet voted may do so using the Form of Proxy and Election which accompanied the Circular (in respect of which the date for return shall be as set out below and the Voting Record Time shall be as set out above rather than as set out on the original Form of Proxy and Election) or by voting on the Internet at www.proxyvoting.com/alea. Holders of Alea Shares who wish to change their vote or have lost their original Form of Proxy and Election may do so on a new Form of Proxy and Election which may be requested from Monty Harry at Mellon Investor Services L.L.C. (telephone +1 (201) 680 3864) or by voting on the Internet at www.proxyvoting.com/alea. Holders of Alea Shares who require an ID to vote via the Internet may also request this from Monty Harry at Mellon Investor Services L.L.C.. In any such case, such Forms of Proxy and Election must be received by Mellon Investor Services L.L.C. in accordance with the instructions printed thereon (save as regards original Forms of Proxy and Election which were posted with the Circular in respect of the latest time for return) or received at the aforementioned website (as the case may be) by 6.00 p.m. (Bermuda time) on Wednesday 30 May 2007.

Alea Shareholders should note that although the Code does not apply to the Company its bye-laws apply equivalent provisions. This includes the provisions

of Rule 8 of the Code, a note on which is set out below. Copies of Rule 8 disclosures should not be provided to the Takeover Panel.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of the Company, all "dealings" in any such "relevant securities" (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Acquisition becomes effective, lapses, is withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by FIN Acquisition or by the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website.

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the Circular.

Enquiries

Media: +1 860 258 6524
Sheel Sawhney

Analysts and Investors: +1 860 258 6566
Kirk Lusk

Financial Dynamics +44 20 7269 7114
Robert Bailhache
Nick Henderson

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or

the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Circular or any document by which the Offer is made.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section





Company	Fin Acquisition Limited
TIDM	
Headline	Further re Switch to an Offer
Released	15:08 22-May-07
Number	0442X

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

22 May 2007

Acquisition of Alea Group Holdings (Bermuda) Ltd.

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

Switch to an Offer

- Following the announcement made by FIN Acquisition on 21 May 2007 that, in the event that the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the Special General Meeting or at any adjournment thereof, FIN Acquisition intends to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea, this announcement sets out the terms and conditions of the Offer in greater detail.

- The Offer has an acceptance condition of 50 per cent. of the issued share capital of Alea plus one share.

- The Special General Meeting has been adjourned to 6.00 p.m. Bermuda time on 31 May 2007. The Board of FIN Acquisition believes that the Amalgamation remains the most desirable means of implementing the Acquisition.

- Alea Shareholders now have the opportunity:

  - to vote in favour of the Amalgamation Agreement at the adjourned Special General Meeting on 31 May 2007. Should the Amalgamation Agreement be approved by the majority required by the Bermuda Companies Act and the Amalgamation become effective, all Alea Shareholders will receive consideration of 96.5p per Alea Share; or

  - alternatively, in the event the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting on 31 May 2007 (or any subsequent adjournment), to accept the Offer. FIN Acquisition may not receive sufficient acceptances under the Offer to allow it to exercise the rights afforded by section 102 of the Bermuda Companies Act to acquire compulsorily the remaining Alea Shares. FIN Acquisition draws the attention of Alea Shareholders to paragraphs 10 and 17 of this announcement which describe FIN Acquisition's plans for Alea in the event the Offer becomes or is declared wholly unconditional.

- The Offer price of 96.5 pence per Alea Share values the issued share capital of Alea at approximately

£168 million as at 21 May 2007, being the last business day prior to the date of this announcement and represents:

- a premium of approximately 12.5 per cent. and 19.5 per cent. over the volume weighted average price of Alea Shares over the month and six months respectively immediately prior to the announcement of the Amalgamation;

- a premium of approximately 2.7 per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day prior to the announcement of the Amalgamation; and

- 85.2 per cent. of Alea's adjusted net asset value per share as at 31 December 2006.

- The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors intend unanimously to recommend that Alea Shareholders accept the Offer as John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of the Circular) who holds Alea Shares) have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue. In addition, Fisher Capital Corp. LLC, of which James Fisher is the majority shareholder, has irrevocably undertaken to accept the Offer in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent. of the Alea Shares in issue. These irrevocable undertakings will remain binding if a higher competing offer is made for Alea.

- FIN Acquisition has also received irrevocable undertakings from KKR, The State of Wisconsin Investment Board, New York State Retirement Co-Investment Fund L.P. and CalPERS/PCG Corporate Partners, LLC in respect of 95,164,340 Alea Shares in aggregate, representing approximately 54.8 per cent. of Alea's issued share capital, to accept the Offer in respect of such shares. These irrevocable undertakings will also remain binding if a higher competing offer is made for Alea.

- In order to reflect the respective intentions of the parties to these irrevocable undertakings at the time each of them was originally entered into, the parties to each of these irrevocable undertakings has confirmed that it would remain binding in the event that the Implementation Agreement is terminated in certain circumstances, including upon the Independent Directors withdrawing or modifying their recommendation of the Acquisition.

- In addition to the irrevocable undertakings referred to above, 10,083,500 Alea Shares, representing approximately 6 per cent. of the issued share capital of Alea, are held by an Affiliate of FIN Acquisition.

- Accordingly, FIN Acquisition and its Affiliates now own or have irrevocable undertakings to accept the Offer in respect of a total of 105,620,445 Alea Shares, representing approximately 61 per cent. of the Alea Shares in issue.

- An Offer Document and Form of Acceptance, setting out the details of the Offer and the procedures to be followed by Alea Shareholders to accept the Offer in respect of their Alea Shares, will be posted to Alea Shareholders shortly.

- Alea Shareholders will be offered the opportunity to elect to receive the cash consideration payable to them under the terms of the Offer in United States dollars as an alternative to receiving such cash consideration in sterling. Unless they indicate otherwise in the Form of Acceptance, Alea Shareholders who have validly elected to receive the cash consideration which would have been payable to them under the terms of the Amalgamation in United States dollars will be deemed to have made the same election in respect of the cash consideration due to them under the terms of the Offer, so that the cash consideration payable to such Alea Shareholders under the terms of the Offer will be paid in United States dollars.

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7794

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Alea
Mark Cloutier +44 (0)20 7621 3109
Kirk Lusk +1 860 258 6566

Merrill Lynch +44 (0)20 7628 1000
(Financial adviser and corporate broker to Alea)
Richard Slimmon
Patrick Bowes

This summary should be read in conjunction with the full text of the following announcement and the appendices. The Offer will be subject to the conditions set out in Appendix I to this announcement and to the further terms to be set out in the Offer Document.

Terms used in this summary shall have the meaning given to them in the full announcement.

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

Merrill Lynch is acting for Alea and no one else in connection with the Offer and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Offer.

The availability of the Offer or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document and the accompanying Form of Acceptance. The Offer Document and the Form of Acceptance will contain important information and will be made available to those Alea Shareholders who are able to receive them, as a result of the laws of the jurisdictions in which they are resident. Alea Shareholders are advised to read the Offer Document and Form of Acceptance (if they are permitted to receive them) when they are sent to them.

The Offer in the United States and Canada will be made solely by FIN Acquisition. Neither Lazard nor any of its Affiliates will be making the Offer in the United States or Canada.

Notice to US holders of Alea Shares

The Offer described in this announcement will be made for the issued share capital of Alea, a company based in Bermuda, and is subject to disclosure requirements different from those of the United States. The financial information has been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. US holders of Alea Shares are encouraged to consult with their own advisors in connection with the Offer.

It may be difficult for Alea Shareholders to enforce their rights and any claim arising out of the US federal securities laws, since FIN Acquisition is incorporated outside the United States and some or all of its officers and directors are residents of a country other than the United States. Alea Shareholders may not be able to sue FIN Acquisition or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel FIN Acquisition and its Affiliates to subject themselves to a US court's judgment.

In accordance with the Code, normal United Kingdom market practice, and subject to applicable regulatory requirements, FIN Acquisition, its Affiliates, or their respective nominees or brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Alea Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. These purchases, or arrangements to purchase, shall comply with applicable rules in the United Kingdom, including the Code, the rules of the UK Listing Authority and the rules of the London Stock Exchange and applicable US securities laws (except to the extent of any exemptive relief granted by the US Securities and Exchange Commission from Rule 14e-5 under the Exchange Act). Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

Other jurisdictions

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward this announcement and/or the Offer Document and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

Certain statements made in this announcement that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Alea Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Alea Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Alea Group's present and future business strategies and the environment in which the Alea Group will operate in the future. These forward-looking statements speak only as at the date of this announcement or other information concerned. Each of Fortress Investment Group, FIN Acquisition and Alea expressly disclaims any obligations or undertaking (other

than reporting obligations imposed on Alea in relation to its listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Alea Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Alea Shareholders should note that although the Code does not apply to the Company its bye-laws apply equivalent provisions. This includes the provisions of Rule 8 of the Code, a note on which is set out below. Copies of Rule 8 disclosures should not be provided to the Panel.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of the Company, all "dealings" in any such "relevant securities" (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Acquisition becomes effective, lapses, is withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by FIN Acquisition or by the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

Appendix I contains the conditions to the implementation of the Offer; Appendix II contains sources of information and bases of calculation; and Appendix III contains the definitions of certain terms used in this summary and the following announcement.
END

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

22 May 2007

Acquisition of Alea Group Holdings (Bermuda) Ltd.
by FIN Acquisition Limited
a company formed at the direction of
private equity funds advised by Fortress Investment Group
Switch to an Offer

1. Introduction

Following the announcement made by FIN Acquisition on 21 May 2007 that, in the event that the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the Special General Meeting or at any adjournment thereof, FIN Acquisition intends to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea, this announcement sets out the terms and conditions of the Offer in greater detail.

The Special General Meeting has been adjourned to 6.00 p.m. Bermuda time on 31 May 2007.

The Offer will be made on the terms set out in this announcement and to be set out in the Offer Document and the accompanying Form of Acceptance and will be subject to the conditions set out in Appendix I to this announcement.

Alea Shareholders now have the opportunity to vote in favour of the Amalgamation Agreement at the adjourned Special General Meeting on 31 May 2007. Should the Amalgamation Agreement be approved by the majority required by the Bermuda Companies Act and the Amalgamation become effective, all Alea Shareholders will receive consideration of 96.5p per Alea Share.

Alternatively, in the event the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting on 31 May 2007 (or any subsequent adjournment), Alea Shareholders will be able to accept the Offer. FIN Acquisition may not receive sufficient acceptances under the Offer to allow it to exercise the rights afforded by section 102 of the Bermuda Companies Act to acquire compulsorily the remaining Alea Shares. FIN Acquisition draws the attention of Alea Shareholders to paragraphs 10 and 17 of this announcement which describe FIN Acquisition's plans for Alea in the event the Offer becomes or is declared wholly unconditional.

2. The Offer

The Offer will have an acceptance condition of 50 per cent. of the issued share capital of Alea plus one share, as set out in Appendix I. Under the Offer, which will be subject to the Conditions and to the full terms and conditions to be set out in the Offer Document, Alea Shareholders will receive:

for each Alea Share 96.5 pence in cash

The terms of the Offer value the issued share capital of Alea at approximately £168 million as at 21 May 2007, being the last business day prior to the date of this announcement.

The Offer price of 96.5 pence per Alea Share represents:

- a premium of approximately 12.5 per cent. and 19.5 per cent. over the volume weighted average price of Alea Shares over the month and six months respectively immediately prior to the announcement of the Amalgamation;
- a premium of approximately 2.7 per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day prior to the announcement of the Amalgamation; and
- 85.2 per cent. of Alea's adjusted net asset value per share as at 31 December 2006.

The Alea Shares will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

The Offer will be made (outside the United States and Canada) by Lazard on behalf of FIN Acquisition and in the United States and Canada by FIN Acquisition.

The Offer and acceptances thereof will be governed by English law. The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements

3. US Dollar Alternative

Alea Shareholders will be offered the opportunity to elect to receive the cash consideration payable to them under the terms of the Offer in United States dollars as an alternative to receiving such cash consideration in sterling.

Unless they indicate otherwise in the Form of Acceptance, Alea Shareholders who have validly elected to receive the cash consideration which would have been payable to them under the terms of the Amalgamation in United States dollars will be deemed to have made the same election in respect of the cash consideration due to them under the terms of the Offer, so that the cash consideration payable to such Alea Shareholders under the terms of the Offer will be paid in United States dollars.

If an Alea Shareholder elects to receive the US Dollar Alternative, the cash consideration payable to him under the terms of the Offer shall be converted into United States dollars at the rate of $1.9735 = £1.

The US Dollar Alternative will be conditional on the Offer becoming or being declared wholly unconditional. Alea Shareholders may elect for the US Dollar Alternative by completing and returning in accordance with the instructions thereon the Form of Acceptance that will be sent to Alea Shareholders along with the Offer Document.

Once made, an election for the US Dollar Alternative shall be irrevocable and shall not be capable of being modified, revised or revoked in any manner whatsoever.

Further details of the US Dollar Alternative will be set out in the Offer Document.

4. Recommendation

The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors.

Accordingly, the Independent Directors intend unanimously to recommend that Alea Shareholders

accept the Offer as John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of the Circular) who holds Alea Shares) have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue. In addition, Fisher Capital Corp. LLC, of which James Fisher is the majority shareholder, has irrevocably undertaken to accept the Offer in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent. of the Alea Shares in issue.

5. Irrevocable Undertakings

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. These irrevocable undertakings have been received from:

(a) John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares), in respect of their own beneficial holdings of a total of 200,000 Alea Shares;

(b) Kirk Lusk (being the only other Alea Director who holds Alea Shares), in respect of his own beneficial holding of a total of 23,005 Alea Shares;

(c) Fisher Capital Corp. LLC, of which James Fisher is the majority shareholder, in respect of its holding of 149,600 Alea Shares;

(d) KKR 1996 Fund (Overseas) Limited Partnership, in respect of its holding of 68,171,560 Alea Shares;

(e) KKR Partners (International), Limited Partnership, in respect of its holding of 2,568,520 Alea Shares;

(f) The State of Wisconsin Investment Board, in respect of its holding of 13,956,720 Alea Shares;

(h) New York State Retirement Co-Investment Fund L.P., in respect of its holding of 3,489,180 Alea Shares; and

(g) CalPERS/PCG Corporate Partners, LLC in respect its holding of 6,978,360 Alea Shares.

These irrevocable undertakings will remain binding in the event of a higher competing offer being announced for Alea.

These irrevocable undertakings have recently been amended to the effect that the obligations of the providers of such undertakings to accept any offer made by FIN Acquisition to acquire the issued and to be issued share capital of Alea extend to any such offer which is announced prior to the Special General Meeting in addition to any such offer which may be announced within 14 days of the date on which the Amalgamation fails to become effective or any condition to which the Amalgamation is subject becomes incapable of satisfaction and is not waived in accordance with its terms, provided that such offer is in cash (or with a full cash alternative) and no less favourable to acceptors than the financial consequences of the Amalgamation (as increased from time to time) becoming effective.

In addition, in order for these irrevocable undertakings to better reflect the respective intentions of the parties thereto at the time each of them was originally entered into, each of them was amended to make it clear that it would remain binding in the event that the Implementation Agreement is terminated in certain circumstances, including upon the Independent Directors withdrawing or modifying their recommendation of the Acquisition.

6. Implementation Agreement and inducement fee arrangements

Alea, FIN Acquisition and FIN Holdings have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Offer and contains certain assurances and confirmations between the parties. Alea has also undertaken not to solicit any other potential offerors. The Implementation Agreement has been amended in certain respects, inter alia, in order to take account of the announcement of the Offer.

In the event that a third party announces a higher competing offer for Alea, Alea has undertaken that the Independent Directors will not cease to recommend the Offer or recommend the higher competing offer for a period of 48 hours and if, within that time, FIN Acquisition communicates to Alea a revision to the terms of the Offer, so that the revised terms of the Offer provide for a price in cash per Alea Share no less than the price offered under the competing offer, and the revised terms of the Offer are, in the reasonable opinion of the Independent Directors, otherwise no less favourable to Alea Shareholders than the terms of the competing offer taking into account all the circumstances, including, without limitation, any obligation to pay the inducement fee provided for in the Implementation Agreement, the Independent Directors will continue to recommend the Offer, as so revised.

Under the Implementation Agreement, Alea has agreed to pay to FIN Acquisition a fee of £1,616,230 in the following circumstances:

- the Alea Shareholders do not approve the Amalgamation Agreement by the requisite majority at the adjourned Special General Meeting (including any subsequent adjournment or postponement thereof) and the Offer does not become or is not declared to be unconditional as to acceptances; or

- any of the Independent Directors withdraw (or modify or qualify in a manner adverse to FIN Acquisition) their recommendation of the Acquisition or approve the announcement of or recommend a Competing Proposal and the Acquisition is not implemented or does not become effective; or

- prior to the Acquisition becoming effective a Competing Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or

- the Acquisition is not implemented or does not become effective as a result of certain actions of Alea relating to the implementation of the Acquisition; or

- the Acquisition is not implemented or does not become effective in circumstances where the Implementation Agreement has been terminated by FIN Acquisition as a result of a breach by Alea of certain of its obligations under the Implementation Agreement.

The Implementation Agreement may be terminated in certain circumstances, including:

- by the mutual consent of FIN Acquisition and Alea; or

- by either FIN Acquisition or Alea, if FIN Acquisition and Alea agree (each acting reasonably) that it has become apparent that any of the Conditions will not be satisfied and (if capable of waiver) will not be waived; or

- by either FIN Acquisition or Alea, if at any time the Independent Directors withdraw (or modify in a manner adverse to FIN Acquisition) their approval or recommendation of the Offer or approve or recommend, or propose publicly to approve or recommend, any Competing Proposal; or

- by FIN Acquisition, if Alea is in breach of certain of its obligations under the Implementation Agreement.

7. Background to and reasons for the recommendation of the Offer

Until 2005, Alea was a global speciality insurance and reinsurance group with expertise in a wide range of property and casualty insurance and reinsurance products through operations in the United Kingdom, the United States, Bermuda and Switzerland, among other places.

In 2005, the Alea Group adopted a revised strategy due to actions taken by rating agencies. The downgrades in Alea's credit and financial strength ratings from the A-level significantly impaired its ability to attract new and renewal business. As a result the Alea Group was placed into run-off in the fourth quarter of 2005. The run-off of an insurance or reinsurance company involves settling all outstanding claims and liabilities, and, subject to regulatory approval, distributing residual capital and earnings to shareholders.

Following the announcement of the Alea Group's intention to cease underwriting and place its insurance operations into run-off, the Alea Group adopted a run-off plan that includes a proactive cost management programme including consolidation of certain operations to improve operational efficiency, and an aggressive claims management and commutation strategy. The key elements of the plan are aimed at preserving net assets through effective management of the run-off of the Alea Group's balance sheet, managing other operating expenses and finance costs to levels less than or equal to investment income, and ultimately return of capital to shareholders.

As part of the execution of this strategy, the Alea Group completed three unrelated renewal rights transactions in the fourth quarter of 2005 and the sale of its Delaware excess and surplus lines carrier, Alea North America Speciality Insurance Company, in September 2006.

Against this background, the Board of Alea has considered proactively a wide range of possible options for further maximising value for shareholders through a potential sale of all or parts of the Alea Group. This strategy was first announced publicly on 9 September 2005, has been re-affirmed on several occasions and included exploring the feasibility of securing an attractive cash bid for Alea.

Since 2005, a number of parties from various sectors have had discussions with the Alea Group regarding a potential sale of all or parts of the Alea Group. As appropriate, the Alea Board has considered whether and to what extent to engage in further discussions with each potential party but until the proposal from Fortress Investment Group, no other proposal has offered adequate certainty on, *inter alia*, terms, conditionality or timescale to be put forward to Alea's shareholders. The proposal from Fortress Investment Group was sufficiently well-developed and the proposed Acquisition represents the outcome of these discussions.

In evaluating the proposed Acquisition, the Independent Directors have given due consideration to the many risks that may arise through the continued execution of the Alea Group's run-off plan. In particular, there can be no certainty over the profile of future claims patterns and the adequacy of the Alea Group's reserves to meet such claims. Reserves are estimated using actuarial and statistical projections at a given time based on the Alea Group's reasonable expectations of future trends often over significant timescales. There is inherent uncertainty in these projections and certain classes and years of business that the Alea Group has written historically have been subject to cumulative adverse reserving adjustments. Additionally, the Alea Group is regulated in several jurisdictions such that the timing and quantum of any proposed distribution of capital to Alea Shareholders would be subject to regulatory approval and to any limitations on proposed distributions required by those regulatory bodies.

The strategy that management has pursued over recent months has brought greater stability to the Alea Group. In the longer term, management believes that the Alea Group will become smaller as liabilities expire and assets are unwound. Investment income will reduce correspondingly, placing increasing pressure on the balance between the need to service claims and the desire to avoid cost overruns. The opportunities to realise profits from commutations should decline and the retention and motivation of senior management is expected to become more difficult. In these circumstances, the attractiveness of

the Alea Group to potential acquirors may decrease. The Independent Directors believe that the most likely strategies for Alea in the longer term would be either a sale to a large aggregator of run-off companies or to become an aggregator itself. The Independent Directors further believe that the Alea Group is not, absent a major capital increase, in a position to be an aggregator on a standalone basis, and that a sale to an aggregator in the future may be at a materially different price from that currently proposed under the terms of the Offer.

The Offer price of 96.5 pence per Alea Share represents 85.2 per cent. of adjusted net asset value as at 31 December 2006. The net asset value as at 31 December 2006 is adjusted to exclude the effect of loss reserve discounting, reducing the net asset value by $95.5 million. Under IFRS, Alea is allowed to take the benefit of loss reserve discounting. Certain other generally accepted accounting principles do not allow such treatment, including US GAAP. Under IFRS, the loss reserve discount will unwind over time as an expense in the Alea Group's profit and loss account, further reducing its reported profits. Based on the Alea Group's internal models, the Offer price is within the range of potential valuations for the Alea Group considered by the Independent Directors in reaching their recommendation and provides Alea Shareholders with a clean exit, in cash, free from the significant execution risk inherent in a prolonged run-off.

The Board of Alea is aware of two approaches from parties other than FIN Acquisition interested in acquiring Alea. The Board of Alea regards those approaches as being provisional and cannot see that they are likely to be implemented given the nature of the irrevocable undertakings which have been provided to FIN Acquisition and the acceptance condition applying to the Offer.

The Independent Directors have taken advice from Merrill Lynch. In providing advice to the Independent Directors, Merrill Lynch has taken into account the Independent Directors' commercial assessments.

8. Information on the Alea Group

Alea is a speciality insurance and reinsurance group currently in the process of running off all remaining property and casualty business with run-off operations in Europe, Bermuda and the United States. Alea is the ultimate holding company of the Alea Group and is based in Hamilton, Bermuda. On 19 November 2003 Alea's common shares were admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

In its 2006 preliminary results announcement issued on 4 April 2007, the Alea Group reported a loss after tax of $0.8 million for the year ended 31 December 2006 (year ended 31 December 2005: loss after tax: $178.9 million). During the year ended 31 December 2006, the Alea Group experienced favourable development, net of reinsurance, commutations and discount in gross reserves of $5.7 million (year ended 31 December 2005: adverse development of $123.1 million). As at 31 December 2006, the Alea Group had a net asset value of $2.79 per share (£1.42 per share) compared with 31 December 2005 of $2.82 per share (£1.63 per share).

9. Information on Fortress Investment Group, the FIN Acquisition Group and certain Affiliates

Fortress Investment Group LLC, an Affiliate of Fortress Investment Group, is a global alternative investment and asset management firm with approximately $35.1 billion in assets under management as of 31 December 2006. Fortress Investment Group LLC is headquartered in New York City and its Affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group LLC's private equity business is focused on making long term investments in cash generating businesses in the United States and Western Europe and building them in partnership with management.

FIN Acquisition is a private exempted limited company newly incorporated in Bermuda, formed at the direction of Fortress Investment Group for the purposes of the Acquisition. FIN Acquisition is a wholly owned subsidiary of FIN Holdings, which is itself a private exempted limited company incorporated in

Bermuda and is wholly owned by FIN Cayman, an exempted limited partnership of which private equity funds advised by Fortress Investment Group are the limited partners and FIN Cayman GP Limited, an Affiliate of Fortress Investment Group, is the general partner. FIN Acquisition has not traded prior to the date of this announcement (except for entering into transactions relating to the Acquisition) and has not entered into any obligations other than in connection with the Acquisition. The directors of FIN Acquisition are Robert Kauffman, Randal Nardone, Jon Ashley, Jeff Rosenthal and Greg Share.

The principals of the private equity funds advised and managed by Fortress Investment Group include Wesley Edens, Robert Kauffman and Randal Nardone, who have been investing together since 1987 and who founded Fortress Investment Group in 1998. The principals and their team draw upon specialized expertise in structured finance, real estate, corporate mergers and acquisitions and restructuring to pursue investment opportunities that are often outside the focus of other investment managers.

The investment in Alea will be made by private equity funds comprised of Fortress Investment Group LLC's "Investment Fund IV". Investors in Fortress Investment Group LLC's Investment Fund IV include some of the largest and most respected US and European pension funds and university endowments and many of the top 20 university endowments in the US. Fortress Investment Group LLC's private equity funds, including those comprised in Fortress Investment Group LLC's Investment Fund IV, are managed and advised by Fortress Investment Group. Fortress Investment Group is a Delaware limited liability company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US.

The consideration payable by FIN Acquisition to Alea Shareholders under the terms of the Offer will be financed out of cash resources being made available to FIN Acquisition pursuant to investments by the private equity funds advised by Fortress Investment Group referred to in the immediately preceding paragraph. Lazard is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Alea Shareholders under the terms of the Offer.

10. Plans for Alea

FIN Acquisition intends to support Alea and its management team in the continued execution of its business plan.

FIN Acquisition wishes to draw the attention of Alea Shareholders to the following actions it expects to take in the event that the Offer becomes wholly unconditional, consistent with the execution of Alea's business plan and subject to compliance with applicable law.

In order to reduce overhead costs consistent with Alea's business plan FIN Acquisition intends to convert the listing of the Alea Shares on the Official List from a primary listing to a secondary listing, with the effect that Alea's continuing obligations under the Listing Rules would be limited to those set forth in Chapter 14 of the Listing Rules, unless by virtue of its shareholdings and acceptances of the Offer it acquires Alea Shares carrying more than 75 per cent. of the voting rights of Alea, in which case it would seek to cancel the listing of the Alea Shares on the Official List, as discussed further in paragraph 17 below.

In addition, in these circumstances FIN Acquisition intends to seek to convert the currency in which Alea Shares trade on the London Stock Exchange from sterling to US dollars in order to align the currency of Alea's net assets with its exchange share quote denomination which will have the effect of providing a better measure for tracking the business's performance over time.

Alea Shareholders should also note that FIN Acquisition and its Affiliates may devote significant resources to provide management and other advisory services to the members of the Alea Group in order to assist the Company in executing its business plan. It is expected that these Affiliates would be entitled to receive appropriate fees on an arms' length basis for the provision of such services.

Among other things, it is anticipated that the combination of these factors and a smaller free float may reduce the liquidity of Alea Shares.

11. The Board of Alea and employees

Following the Offer becoming or being declared wholly unconditional, FIN Acquisition intends to appoint new directors to the Board of Alea, including Robert Kauffman, Jon Ashley and Greg Share. It is intended that Mark Cloutier and Kirk Lusk will continue as directors of Alea. It is further intended that all other current directors of Alea will resign from the Board of Alea upon the Offer becoming or being declared wholly unconditional. Going forward, FIN Acquisition anticipates that the Board of Alea would consist of a combination of Alea executives and directors appointed by FIN Acquisition, with the latter category of directors being in the majority.

The Board of FIN Acquisition has given assurances to Alea that, following the Offer becoming or being declared wholly unconditional, Alea and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts. On the basis of information provided by FIN Acquisition, the Independent Directors believe that FIN Acquisition has no immediate plans to change materially Alea's locations of places of business. The Independent Directors have no reason to believe that either the implementation of the Acquisition or FIN Acquisition's intentions would materially prejudice Alea's interests, including the interests of its employees, and are comforted by FIN Acquisition's assurances that FIN Acquisition intends to support Alea and its management team in the continued execution of its current business plan.

12. The adjourned Special General Meeting and the Offer

The Special General Meeting has been adjourned to 6.00 p.m. Bermuda time on 31 May 2007. For the reasons discussed in paragraph 10 above, the Board of FIN Acquisition believes that the Amalgamation remains the most desirable means of implementing the Acquisition.

Alea Shareholders who have not yet voted on the resolution to approve the Amalgamation Agreement, or who wish to change their vote, may do so in accordance with the instructions set out below.

The Voting Record Time for the adjourned Special General Meeting will be 6.00 p.m. (Bermuda time) on Tuesday 29 May 2007. Accordingly, persons entered on the Company's register of members at that time will be entitled to vote at the adjourned Special General Meeting.

Holders of depositary interests in CREST representing Alea Shares who have not yet voted may do so using the Form of Direction which accompanied the Circular (in respect of which the date for return and the DI Record Time shall be as set out below rather than as set out on the original Form of Direction). Holders of such depositary interests who wish to change their vote or have lost their original Form of Direction may do so on a new Form of Direction which may be requested from the Proxy Evaluation Team at Capita Registrars (telephone +44 (0)20 8639 2113). In any such case, such Forms of Direction must be received by Capita Registrars in accordance with the instructions printed thereon (save as noted above in respect of the latest time for return) by 2.00 p.m. (London time) on Wednesday 30 May 2007. The DI Record Time has been set at 6.00 p.m. (London time) on Tuesday 29 May 2007.

Holders of Alea Shares who have not yet voted may do so using the Form of Proxy and Election which accompanied the Circular (in respect of which the date for return shall be as set out below and the Voting Record Time shall be 6.00 p.m. (Bermuda time) on Tuesday 29 May 2007 rather than as set out on the original Form of Proxy and Election) or by voting on the Internet at www.proxyvoting.com/alea. Holders of Alea Shares who wish to change their vote or have lost their original Form of Proxy and Election may do so on a new Form of Proxy and Election which may be requested from Monty Harry at Mellon Investor Services L.L.C. (telephone +1 (201) 680 3864) or by voting on the Internet at www.proxyvoting.com/alea. Alea Shareholders who require an ID to vote via the Internet may also

request this from Monty Harry at Mellon Investor Services L.L.C. (telephone +1 (201) 680 3864). In any such case, such Forms of Proxy and Election must be received by Mellon Investor Services L.L.C. in accordance with the instructions printed thereon (save as noted above in respect of the latest time for return) or received at the aforementioned website (as the case may be) by 6.00 p.m. (Bermuda time) on Wednesday 30 May 2007.

Thus, the timetable for actions to be taken by Alea Shareholders in relation to the adjourned Special General Meeting is as follows:

DI Record Time	6.00 p.m. (London time) on Tuesday 29 May 2007
Latest time for receipt of Forms of Direction by Capita Registrars	2.00 p.m. (London time) on Wednesday 30 May 2007
Voting Record Time for Alea Shareholders	6.00 p.m. (Bermuda time) on Tuesday 29 May 2007
Latest time for receipt of Forms of Proxy and Election by Mellon Investor Services L.L.C. and for voting on the Internet	6.00 p.m. (Bermuda time) on Wednesday 30 May 2007

The Offer Document will be despatched to Alea Shareholders shortly and will include full details of the Offer and the procedures for accepting the Offer. The Offer will be subject to the Conditions, including, without limitation, the Condition that the Amalgamation Agreement is not approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting or any further adjourned or postponed such meeting prior to 30 October 2007 (or such later date (if any) as FIN Acquisition and Alea may agree).

In the event that the Amalgamation is approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting or any further adjourned or postponed such meeting prior to 30 October 2007 (or such later date (if any) as FIN Acquisition and Alea may agree) the Offer will lapse. In such event, it is anticipated that the Acquisition would be implemented by means of the Amalgamation.

It will be a term of the Offer that, in relation to a Relevant Resolution, FIN Acquisition shall be entitled to direct the exercise of any votes and other rights and privileges attaching to any Alea Shares in respect of which the Offer has been accepted or is deemed to have been accepted and such acceptance has not been validly withdrawn. Where this right is exercised these votes shall be cast so far as possible to satisfy any outstanding condition of the Amalgamation.

13. Alea Share Option Schemes

The Offer will extend to any Alea Shares which are unconditionally allotted or issued as a result of the exercise of options granted under the Alea Share Option Schemes whilst the Offer remains open for acceptance.

There are as at the date of this announcement no options outstanding under any of the Alea Shares Option Schemes with an exercise price below 96.5 pence per Alea Share.

Assuming that it becomes or is declared unconditional in all respects, the Offer will affect options granted under the Alea Shares Option Schemes. The options of participants in all Alea Option Share Schemes except the Alea Group Executive Option and Stock Plan which are not already exercisable will become fully exercisable upon the Offer becoming unconditional in all respects and remain exercisable until they are terminated or expire in accordance with the applicable scheme. Participants in the Alea Group Executive Option and Stock Plan will be given notice informing them of the effect of the Offer

upon their options. Those participants will have the right to exercise their options for a period of one month commencing with the date of such notice.

14. Disclosure of interests in Alea

On 15 May 2007 an Affiliate of FIN Acquisition purchased 10,083,500 Alea Shares, representing approximately 6 per cent. of the issued share capital of Alea, at a price of 96.5 pence in cash per Alea Share.

Save for: (i) the 10,083,500 Alea Shares so purchased by an Affiliate of FIN Acquisition; and (ii) the Alea Shares which are the subject of the irrevocable undertakings summarised in paragraph 5 above, as at the close of business on 21 May 2007, being the last business day prior to the date of this announcement, neither FIN Acquisition nor any of the directors of FIN Acquisition nor, so far as the directors of FIN Acquisition are aware, any person acting in concert with FIN Acquisition, had an interest in or right to subscribe for relevant securities of Alea or had any short position in relation to relevant securities of Alea (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Alea.

15. Conditions

The Offer will be subject to the Conditions, including the Condition that the Amalgamation is not approved at the adjourned Special General Meeting or any further adjourned or postponed such meeting and the approvals of the change of control contemplated by the Offer by insurance regulatory authorities in the State of New York, USA, Australia and Switzerland. Approval of the change of control contemplated by the Acquisition has already been given by insurance regulatory authorities in Bermuda and the United Kingdom. Regulatory clearance from the German Federal Cartel Office and the Canadian Commissioner of Competition will also need to be obtained.

Alea Shareholders should note that the failure to obtain any of the outstanding regulatory approvals and clearances, or the rendering of any of such approvals and clearances by any relevant regulatory body on terms or subject to conditions which are not reasonably satisfactory to FIN Acquisition, would be regarded by FIN Acquisition as being of material significance to it in the context of the Offer. However, FIN Acquisition has agreed that, for so long as the Independent Directors recommend to Alea Shareholders, on a unanimous and unqualified basis, to accept the Offer, it will not seek to rely on any of the Conditions where in analogous circumstances it would not be permitted to do so by the Code as implemented by the Panel. FIN Acquisition and Alea have agreed that, notwithstanding the agreement referred to in the immediately preceding sentence, FIN Acquisition shall not be prevented from relying on any of Conditions (d), (e), (f) or (g) in circumstances where the consent or approval required from the New York State Insurance Department: (1) has not been obtained, satisfied, made or expired; or (2) can only be obtained, satisfied, made or expire on terms and/or conditions which are not reasonably satisfactory to FIN Acquisition in circumstances where it can be reasonably demonstrated that such terms and/or conditions would have any of the effects referred to in subparagraphs (i), (ii) and (iii) of Condition (d) and in any such case to an extent that would be reasonably likely to be material to FIN Acquisition and/or any of its Affiliates and/or the Alea Group or would otherwise impair the benefit to be derived by FIN Acquisition and/or its Affiliates from the Offer in a material respect.

16. Application of the Code

As Alea's registered office is located in Bermuda the Code does not apply to the Offer. However, in accordance with the requirements of Alea's bye-laws FIN Acquisition has undertaken that for so long as the Independent Directors recommend the Offer to comply with the Code in the conduct and execution of the Offer *mutatis mutandis* as though Alea were subject to the Code, and Alea has undertaken to comply with the Code in the conduct and execution of the Offer *mutatis mutandis* as though Alea were subject to the Code. However, both Alea and FIN Acquisition have acknowledged that the Panel does not have jurisdiction over the Offer. Alea and FIN Acquisition have agreed that any dispute between

them relating to the interpretation of the Code for the purposes of the Offer or to the exercise of a discretion in the application of the Code to the Offer will be resolved by a senior independent investment banker.

Notwithstanding the foregoing and the provisions of Rule 31.7 of the Code, Alea and FIN Acquisition have agreed that the Conditions, other than the Condition relating to acceptances of the Offer, must be fulfilled by no later than 30 October 2007 or the Offer will lapse, regardless of the date of the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances.

17. Delisting and compulsory acquisition

If FIN Acquisition, by virtue of its shareholdings and acceptances of the Offer, acquires or agrees to acquire Alea Shares carrying 75 per cent or more of the voting rights of Alea, it is FIN Acquisition's intention that it will procure that a request will be made by Alea to the UK Listing Authority to cancel the listing of the Alea Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Alea Shares on the London Stock Exchange's market for listed securities.

FIN Acquisition anticipates that cancellation of listing and cessation of trading on the London Stock Exchange will take effect no earlier than 20 business days after FIN Acquisition acquires or agrees to acquire Alea Shares carrying 75 per cent or more of the voting rights of Alea. Delisting would significantly reduce the liquidity and marketability of any Alea Shares not assented to the Offer.

FIN Acquisition wishes Alea Shareholders to be aware that in the event that the Offer becomes or is declared unconditional in all respects but FIN Acquisition, by virtue of its shareholdings and acceptances of the Offer, acquires Alea Shares carrying less than 75 per cent of the voting rights of Alea, FIN Acquisition intends to convert the listing of the Alea Shares on the Official List from a primary listing to a secondary listing, with the effect that Alea's continuing obligations under the Listing Rules would be limited to those set forth in Chapter 14 of the Listing Rules. Alea Shareholders should note that as an overseas company with a secondary listing, Alea would not be subject, inter alia, to the provisions relating to significant transactions set out in Chapter 10 of the Listing Rules and to related party transactions set out in Chapter 11 of the Listing Rules. In addition, FIN Acquisition wishes Alea Shareholders to be aware that in the event that the Offer becomes wholly unconditional it intends to seek to convert the currency in which Alea Shares trade on the London Stock Exchange from sterling to US dollars. Further details of FIN Acquisition's intentions in these circumstances are set out in paragraph 10 above.

If the Offer becomes or is declared unconditional in all respects and FIN Acquisition receives sufficient acceptances under the Offer, it is FIN Acquisition's intention that it will exercise its rights pursuant to the provisions of section 102 of the Bermuda Companies Act to acquire compulsorily the remaining Alea Shares to which the Offer relates on the same terms as the Offer.

18. General

The Offer will be made on the terms and subject to the Conditions set out herein and to be set out in the Offer Document. The Offer Document will be despatched to Alea Shareholders shortly and will include full details of the Offer. The Offer and acceptances thereof will be governed by English law. The Offer will be subject to the applicable requirements of, inter alia, the Code, the London Stock Exchange, the UK Listing Authority and the United States Securities Commission.

In deciding whether or not to accept the Offer in respect of their Alea Shares, Alea Shareholders should rely on the information contained in, and follow the procedures described in, the Offer Document and the accompanying Form of Acceptance.

Appendix I contains the conditions to the Offer. Details of the sources and bases of certain information set out in this announcement are included in Appendix II. Certain terms used in this announcement are defined in Appendix III.

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7794

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Alea
Mark Cloutier +44 (0)20 7621 3109
Kirk Lusk +1 860 258 6566

Merrill Lynch +44 (0)20 7628 1000
(Financial adviser and corporate broker to Alea)
Richard Slimmon
Patrick Bowes

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

Merrill Lynch is acting for Alea and no one else in connection with the Offer and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Offer.

The availability of the Offer or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document and the accompanying Form of Acceptance. The Offer Document and the Form of Acceptance will contain important information and will be made available to those Alea Shareholders who are able to receive them, as a result of the laws of the jurisdictions in which they are resident. Alea Shareholders are advised to read the Offer Document and Form of Acceptance (if they are permitted to receive them) when they are sent to them.

The Offer in the United States and Canada will be made solely by FIN Acquisition. Neither Lazard nor any of its Affiliates will be making the Offer in the United States or Canada.

In accordance with the Code, normal United Kingdom market practice, and subject to applicable regulatory requirements, FIN Acquisition, its Affiliates, or their respective nominees or brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Alea Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. These purchases, or arrangements to purchase, shall comply with applicable rules in the United Kingdom, including the Code, the rules of the UK Listing Authority and the rules of the London Stock Exchange and applicable US

securities laws (except to the extent of any exemptive relief granted by the US Securities and Exchange Commission from Rule 14e-5 under the Exchange Act). Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward this announcement and/or the Offer Document and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

Certain statements made in this announcement that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Alea Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Alea Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Alea Group's present and future business strategies and the environment in which the Alea Group will operate in the future. These forward-looking statements speak only as at the date of this announcement or other information concerned. Each of Fortress Investment Group, FIN Acquisition and Alea expressly disclaims any obligations or undertaking (other than reporting obligations imposed on Alea in relation to its listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Alea Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Alea Shareholders should note that although the Code does not apply to the Company its bye-laws apply equivalent provisions. This includes the provisions of Rule 8 of the Code, a note on which is set out below. Copies of Rule 8 disclosures should not be provided to the Panel.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of the Company, all "dealings" in any such "relevant securities" (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Acquisition becomes effective, lapses, is withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by FIN Acquisition or by the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities.

In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

APPENDIX I

CONDITIONS TO THE IMPLEMENTATION OF THE OFFER

The Offer will be subject to the applicable requirements of, inter alia, the Code, the London Stock Exchange, the UK Listing Authority and the United States Securities Commission. The Offer will be subject to the following Conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) and 8.00 a.m. (New York time) on the day following the twentieth US Business Day from (and including) the date of the Offer Document (or such later time(s) and/or date(s) as FIN Acquisition may, in accordance with the Code and the Exchange Act, decide) in respect of Alea Shares to which the Offer relates which, when aggregated with any Alea Shares held by FIN Acquisition, its nominees or subsidiaries and/or any further Alea Shares which FIN Acquisition, its nominees and subsidiaries has contracted to acquire, together amount to 50 per cent. in nominal value of the aggregate of the total number of Alea Shares plus one Alea Share, provided that this condition shall not be satisfied unless FIN Acquisition, its nominees and subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Alea Shares carrying in aggregate 50 per cent. of the voting rights then normally exercisable at a general meeting of Alea, including for this purpose any such voting rights attaching to Alea Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, plus one Alea Share, and for this purpose:

   (i) Alea Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

   (ii) the expression "Alea Shares to which the Offer relates" shall be construed to mean all issued and outstanding Alea Shares other than Alea Shares already held at the date of the Offer Document by, or by a nominee for, FIN Acquisition or its subsidiary; and

   (iii) valid acceptances shall be deemed to have been received in respect of Alea Shares acquired or contracted to be acquired by, or by a nominee for, FIN Acquisition or its subsidiary after the date of the Offer Document;

(b) the German Federal Cartel Office ("*Bundeskartellamt*") (i) having notified either FIN Acquisition or Alea that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition ("*GWB*") are not satisfied within a phase one investigation; or (ii) not having informed either FIN Acquisition or Alea within one month from the receipt of the complete notification that it has opened or will open an in-depth investigation ("*Hauptprüfverfahren*") in accordance with section 40, paragraph 1 of the GWB;

(c) the Canadian Commissioner of Competition ("*Commissioner*") (i) having issued an advance ruling certificate ("ARC") under Section 102 of the *Competition Act* (Canada) ("*CCA*"); or (ii) having waived the obligation of FIN Acquisition and Alea to notify the Commissioner of the Acquisition in accordance with the provisions under Part IX of the CCA and having issued a letter to FIN Acquisition in a form satisfactory to it, acting reasonably, stating that the Commissioner is of the view that grounds do not exist to initiate proceedings with respect to the Acquisition under Section 92 of the CCA before the Competition Tribunal established by Subsection 3(1) of the *Competition Tribunal Act* (Canada) ("*Competition Tribunal*"); or (iii) upon FIN Acquisition and Alea notifying the Commissioner that the Acquisition is proposed and supplying the Commissioner with information in accordance with Part IX of the CCA, the expiration of the applicable waiting period under Section 123 of the CCA and the Commissioner having issued a letter to FIN Acquisition in a form satisfactory to it, acting reasonably, stating that the Commissioner is of the view that grounds do not exist to initiate proceedings under Section 92 of the CCA before the Competition Tribunal;

(d) there being in full force and effect all authorisations, consents, orders, approvals of or filings with, and all

expirations of waiting periods required by, the New York State Insurance Department, the Swiss Federal Office of Private Insurance, the Treasurer of the Commonwealth of Australia and the Australian Prudential Regulation Authority and/or any other Third Party exercising regulatory oversight or control over the insurance and reinsurance operations of any member of the Wider Alea Group for the consummation of the Offer, without any conditions, requirements, limitations, restrictions or undertakings, except for any conditions, requirements, limitations, restrictions or undertakings customarily imposed by the applicable Third Party in change of control transactions, which exceptions shall not include any obligation by or on behalf of FIN Acquisition, Fortress Investment Group or any of their respective Affiliates to (i) invest, contribute or loan capital or assets to, guarantee or pledge capital or assets for the benefit of, or maintain, support or guarantee a minimum level of capital or surplus of, Alea or any other member of the Wider Alea Group, (ii) sell, divest, hold separate, or otherwise dispose of any of their or of Alea's or any other member of the Wider Alea Group's respective businesses, operations, product lines or assets or (iii) conduct Alea's or any other member of the Wider Alea Group's respective businesses in a specified manner;

(e) no Third Party having intervened in any way or announced, instituted, implemented or threatened any action, proceeding, investigation, enquiry, suit or reference, or enacted, made or proposed any statute, regulation, decision or order which would or might reasonably be expected to:

(i) make the Offer or its implementation or the acquisition or proposed acquisition by FIN Acquisition or any other member of the Wider FIN Acquisition Group of any shares or other securities in, or control or management of, Alea or any other member of the Wider Alea Group, void, unenforceable and/or illegal in any jurisdiction or otherwise directly or indirectly restrain, restrict, prohibit, prevent, delay or otherwise interfere therewith or with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require amendment to the terms of the Offer or the proposed acquisition of any shares or securities in, or the acquisition of control of, Alea, in any case, to an extent which is material in the context of the Offer;

(ii) require, prevent, or delay the divestiture, or alter the terms of any proposed divestiture by FIN Acquisition or any other member of the Wider FIN Acquisition Group or by Alea or any other member of the Wider Alea Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iii) limit or delay the ability of any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iv) require any member of the Wider FIN Acquisition Group or of the Wider Alea Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in the implementation of the Offer), in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(v) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider FIN Acquisition Group of any shares or other securities (or the equivalent) in Alea, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vi) limit the ability of any member of the Wider FIN Acquisition Group or of the Wider Alea Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider FIN Acquisition Group or of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vii) require any person including, without limitation, Fortress Investment Group or any member of the Wider FIN Acquisition Group or any of their respective Affiliates to contribute any capital or provide financial resources or support of any nature whatsoever at any time to any member of the Wider Alea Group;

(viii) result in any member of the Wider Alea Group ceasing to be able to carry on business under any name under which it presently does so; or

(ix) otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider Alea Group or of the Wider FIN Acquisition Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be,

and all applicable waiting and other time periods during which any Third Party could institute, implement or threaten any action, proceeding, investigation, enquiry, suit or reference or any other step under the laws of any relevant jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group, having expired, lapsed or terminated;

(f) all necessary notifications and filings which are the responsibility of Alea having been made, all applicable regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) having expired, lapsed or been terminated, in each case in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group or the carrying on by any member of the Wider Alea Group of its business, except where the failure to make any such notification or filing, or comply with any such obligation, or the fact that any such period has not expired, lapsed or been terminated, individually or in the aggregate, would not be reasonably likely to have a materially adverse effect on the Wider Alea Group taken as a whole;

(g) all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or in relation to the continuation of the business of any member of the Wider Alea Group having been obtained, in terms and in a form reasonably satisfactory to FIN Acquisition, from all relevant Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Alea Group has entered into contractual arrangements (in each case, where the failure to obtain such authorisations and determinations is likely to have a materially adverse effect on the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole) and such authorisations and determinations, together with all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition for any member of the Wider Alea Group to carry on its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not renew any of the same, in any such case in so far as is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case, taken as a whole;

(h) except as Disclosed, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider Alea Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in

each case as a consequence of the Offer or the proposed acquisition of any shares or other securities in, or change in the control of or management of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or otherwise, would or might reasonably be expected to result in (in any case to an extent that is or would reasonably be expected to be material in the context of the Wider Alea Group taken as a whole):

(i) any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Alea Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) the rights, liabilities, obligations or interests of any member of the Wider Alea Group under any such agreement, arrangement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected;

(iv) any member of the Wider Alea Group ceasing to be able to carry on its business under any name under which it presently does so;

(v) any asset or interest of any member of the Wider Alea Group being or failing to be disposed of or charged or ceasing to be available to any member of the Wider Alea Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Alea Group;

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Alea Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(vii) the creation of any liability (actual or contingent) by any member of the Wider Alea Group; or

(viii) the financial or trading position of any member of the Wider Alea Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any agreement, arrangement, licence, or other instrument to which any member of the Wider Alea Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (h);

(i) save as Disclosed, no member of the Wider Alea Group having, since 31 December 2006:

(i) (save as between Alea and any member of the Wider Alea Group or upon the exercise of rights to subscribe for Alea Shares pursuant to the exercise of options granted under the Alea Share Option Schemes) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, or redeemed, purchased or repaid any of its own shares or other securities or reduced or authorised or made any other change to any part of its share capital;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any

bonus, dividend or other distribution whether payable in cash or otherwise (other than to Alea or a wholly-owned subsidiary of Alea);

(iii) save for transactions between members of the Alea Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), or merged with or demerged any body corporate or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

(iv) save for transactions between members of the Alea Group, made or authorised or proposed or announced an intention to propose any change in its loan capital or issued, authorised or proposed the issue of any debentures;

(v) (save in the ordinary course of business or for transactions between members of the Alea Group) incurred or increased any material indebtedness or liability (actual or contingent);

(vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or might reasonably be expected to involve an obligation of such a nature or magnitude, or restricts or would be restrictive on the business of any member of the Wider Alea Group or the Wider FIN Acquisition Group and in any case which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case taken as a whole;

(vii) entered into or varied the terms of any contract, agreement or arrangement with any of the Alea Directors or any other director or senior executive of any member of the Wider Alea Group;

(viii) waived or compromised any claim which is material in the context of the Wider Alea Group taken as a whole;

(ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made, in each case for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or analogous person appointed;

(x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi) made any material alteration to the memorandum or Bye-laws (or equivalent constitutional documents) of Alea or any of Alea's subsidiaries;

(xii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(xiii) save for the Amalgamation and the Offer, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement;

(xiv) entered into any contract, transaction or arrangement which is or could be restrictive to a material extent on the business of any member of the Wider Alea Group other than to a nature and extent which is normal in the context of the business concerned;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Alea Group in a manner which is material in the context of the Offer or of any member of the Wider Alea Group;

(xvi) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for the directors or employees (or their dependants) of any member of the Wider Alea Group or the benefits which accrue, or to the pensions which are payable thereunder for all members or category of members, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined for all members or category of members or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees including the appointment of a trust corporation, in each case where the consequence would be material in the context of the Wider Alea Group taken as a whole; or

(xvii) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this paragraph (i);

(j) since 31 December 2006, and save as Disclosed:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position, profits or prospects of Alea or any other member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole;

(ii) no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced, implemented or threatened in writing by or against or remaining outstanding against or in respect of any member of the Wider Alea Group or to which any member of the Wider Alea Group is or may become a party (whether as plaintiff, defendant or otherwise) which in any such case might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iii) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened in writing, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Alea Group which might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iv) no contingent or other liability of any member of the Wider Alea Group having arisen or become apparent to FIN Acquisition or increased in any case which is material in the context of the Wider Alea Group taken as a whole; and

(v) no steps having been taken which would be reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole.

(k) save as Disclosed, FIN Acquisition not having discovered:

(i) that any financial, business or other information concerning Alea or the Wider Alea Group that has been disclosed at any time by or on behalf of any member of the Wider Alea Group whether publicly, or to Fortress Investment Group or FIN Acquisition, is misleading, contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case to an extent which is material in the context of the Offer, and which was not corrected prior to the date hereof either publicly or otherwise Disclosed;

(ii) that any member of the Wider Alea Group is subject to any material liability (actual or contingent) that has not been publicly announced and which has not been adequately provided or

reserved for in the accounts of Alea for the year ended 31 December 2006; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Alea Group and which is material in the context of the Wider Alea Group taken as a whole;

(l) FIN Acquisition not having discovered that, save as Disclosed:

(i) any past or present member of the Wider Alea Group has not complied with any and/or all applicable legislation or regulations of any jurisdiction or authorisations with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole; or

(ii) there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property or controlled waters now or previously owned, occupied or made use of, or controlled by or on behalf of any past or present member of the Wider Alea Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, or any other property or any controlled waters under any environmental legislation, regulation, notice, circular or order or other lawful requirement of any relevant authority or Third Party or otherwise which is any case is material in the context of the Wider Alea Group taken as a whole (but, for the avoidance of doubt, excluding any liability of a Third Party which a member of the Alea Group has insured or reinsured in the ordinary course of its business);

(m) save as Disclosed, since 31 December 2006:

(i) no member of the Alea Group having altered the nature or scope of its business in any way that is material in the context of the Alea Group taken as a whole or the implementation of the Offer;

(ii) no member of the Alea Group having made any acquisitions or disposals outside the ordinary course of business consistent with past practice by any means (including, without limitation, by lease or licence), of any asset or assets with an aggregate value of £3,000,000 or more (based on lower of market and net book value);

(iii) no transfers having been made by any means of any or all of the shares in any subsidiary of Alea (other than intra-group transfers of the shares of any such subsidiary);

(iv) other than in the ordinary course of business consistent with past practice no member of the Alea Group having given any guarantee, indemnity or security, or entered into any agreement or arrangement having a similar effect or assumed, otherwise than by operation of law, any liability, whether actual or contingent, in respect of any obligation of any person; and

(v) no member of the Alea Group having entered into any agreement or binding commitment to do any of the actions described in sub-paragraphs (i) to (iv) above;

(n) the Implementation Agreement not having been terminated in accordance with its terms; and

(o) the Amalgamation Agreement not having been approved by the majority required by the Bermuda

Companies Act at the adjourned Special General Meeting or any further adjourned or postponed such meeting.

For the purposes of these conditions:

(a) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement, or threaten any action, proceeding, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions, exemptions and approvals;

(d) "Disclosed" means (i) fairly disclosed in the annual report and accounts of Alea for the year ended 31 December 2006, or (ii) otherwise announced on or before the date hereof by Alea by the delivery of an announcement to a Regulatory Information Service; or (iii) fairly disclosed in writing to any Information Recipient in respect of the Offer prior to the time of this announcement;

(e) "the Wider Alea Group" means Alea and its subsidiary undertakings, associated undertakings and any other undertakings in which Alea and such undertakings (aggregating their interests) have a substantial interest, the "Alea Group" means Alea and its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company and "the Wider FIN Acquisition Group" means FIN Acquisition and its subsidiary undertakings, associated undertakings and any other undertaking in which FIN Acquisition and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

(f) "Encumbrance" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person; and

(g) "Information Recipient" means (i) FIN Acquisition; (ii) Fortress Investment Group; and (iii) any professional adviser engaged by FIN Acquisition or Fortress Investment Group in connection with the Offer.

FIN Acquisition reserves the right to waive all or any of the above Conditions, in whole or in part, except Condition (a). The Offer will lapse if it does not become or is not declared unconditional as to acceptances. Further, the Offer will lapse unless Conditions (b) to (o) are fulfilled or (if capable of waiver) waived or, where appropriate, determined by FIN Acquisition to have been satisfied or to remain satisfied by midnight on 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree. FIN Acquisition shall be under no obligation to waive or treat as fulfilled any of Conditions (b) to (o) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment. FIN Acquisition will lapse the Offer in the event that on or after 15 August 2007 it considers (acting reasonably) that there is no practical prospect of any Conditions (b) to (o) being satisfied or fulfilled by midnight on 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree and FIN Acquisition is not prepared to waive the relevant Condition.

The Offer will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 or the Offer is referred to the Competition Commission, in either case before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

The Offer will be subject to the conditions set out above and the further terms to be set out in the Offer Document and Form of Acceptance. The Offer (and any acceptances thereunder) will be governed by English law and be subject to the jurisdiction of the English courts.

The Offer will lapse immediately if the Amalgamation Agreement is approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting or any further adjourned or postponed such meeting.

If the Offer lapses it will cease to be capable of further acceptance and FIN Acquisition and accepting Alea Shareholders shall thereupon cease to be bound by Forms of Acceptance submitted at or before the time when the Offer so lapses.

The Alea Shares which are subject to the Offer will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Japan.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX II

SOURCES AND BASES OF FINANCIAL INFORMATION

In this announcement:

(i) Unless otherwise stated, financial information concerning Alea has been extracted from its annual report and accounts for the year ended 31 December 2006.

(ii) The value of the issued share capital of Alea is based upon 173,788,126 Alea Shares in issue on 21 May 2007, the last business day prior to this announcement.

(iii) The closing price of an Alea Share is the middle market price extracted from the Daily Official List for the relevant day.

(iv) The figure for the net asset value of the Alea Group as at 31 December 2006 of $2.79 per share appearing in paragraph 8 of this announcement has been converted into the sterling amount of £1.42 per share at an exchange rate of $1.97 = £1. The figure for the net asset value of the Alea Group as at 31 December 2005 of $2.82 per share appearing in that paragraph has been converted into the sterling amount of £1.63 per share at an exchange rate of $1.73 = £1.

(v) The volume weighted average prices of Alea Shares are calculated based on the daily closing prices of Alea Shares and the total daily volumes of Alea Shares traded.

(vi) The exchange rate of $1.9735 = £1 referred to in paragraph 3 of this announcement for the purposes of the US Dollar Alternative is the Bloomberg currency fix as displayed on Bloomberg page "BFIX" as at 3.30am (London time) on the First Announcement Date.

(vii) The statement that the Offer price of 96.5 pence per Alea Share represents 85.2 per cent. of adjusted net asset value at 31 December 2006 appearing in this announcement has been calculated on the following basis:

Item	$m	Pence per share (FX 1.9735)	Note
Net Asset Value as at 31 December 2006	484.141	141	
Remove Net Discount	(95.533)	(28)	see note 25 (p.70 of Circular) – discount on claims net of reinsurance
Adjusted Net Asset Value	388.608	113	

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Acquisition"	the proposed acquisition of control over Alea by private equity funds advised by Fortress Investment Group to be effected by means of the Offer
"Affiliate"	in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management (including, without limitation, investment management) and policies of the person, whether through the ownership of voting securities, control of voting rights, by contract or otherwise
"Alea" or "Company"	Alea Group Holdings (Bermuda) Ltd.
"Alea Directors"	the Board of Alea from time to time
"Alea Group"	Alea and its subsidiaries
"Alea Shareholders"	holders of Alea Shares
"Alea Share Option Schemes"	(i) the 1998 Stock Purchase and Option Plan for Key Employees of RR Holding Company AG and Subsidiaries; (ii) the 2002 Stock Purchase and Option Plan for Key Employees of Alea and Subsidiaries, as amended; (iii) the Alea Group Executive Option and Stock Plan; (iv) the Stock Option Agreement dated December 19, 2001 between Alea and Fisher Capital Corp. LLC and Amended and Restated Stock Option Agreement dated May 19, 2000 between RR Holding Company AG and Fisher Capital Corp. LLC and First Amendment thereto dated April 3, 2002 between Alea Group Holdings AG and Fisher Capital Corp. LLC; and (v) the Performance and Two Year Stock Option Agreement dated July 7, 2000, between RR Holding Company AG and Loay Al-Naqib, as amended by the Stock Repurchase and Amendment Agreement dated February 5, 2003, and the Separation Agreement, General Release and Covenant not to Sue dated February 5, 2003, in each case between Alea (Bermuda) Ltd and Loay Al-Naqib
"Alea Shares"	the issued and to be issued ordinary shares of $0.01 each in the capital of Alea
"Amalgamation"	the proposed amalgamation between FIN Acquisition and Alea under section 104 of the Bermuda Companies Act that was announced on the First Announcement Date
"Amalgamation Agreement"	the Amalgamation Agreement dated the First

	Announcement Date between FIN Acquisition and Alea, as amended from time to time
"Bermuda Companies Act"	the Companies Act 1981 of Bermuda, as amended
"Board"	the board of directors of FIN Acquisition or Alea, as the context may require
"business day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London, New York City and Bermuda
"Circular"	the Circular in relation to the Amalgamation that was despatched to Alea Shareholders on 24 April 2007 and which contained, among other things, the notice convening the Special General Meeting
"Code"	the City Code on Takeovers and Mergers
"Competing Proposal"	any proposal or offer from any person other than FIN Acquisition or any Affiliate of FIN Acquisition relating to a possible acquisition of more than thirty per cent of the issued share capital of Alea or of any subsidiary or subsidiaries of Alea, which subsidiary or subsidiaries together represent fifteen per cent. or more of the assets, business, revenues or undertaking of Alea's Group, or any merger, amalgamation, partnership, joint venture or other business combination involving Alea or any other member or members of its Group which other member or members represent fifteen per cent. or more of the assets, business, revenue or undertaking of Alea's Group or any sale or other disposal of assets which represent fifteen per cent. or more of the assets, business, revenue or undertaking of Alea's Group or any other transaction to which a member of Alea's Group is a party which would be reasonably likely to prevent or impede the Offer, provided that the sale of the entire issued share capital, or all or substantially all of the assets, of Alea Holdings UK Limited or its subsidiaries shall not be deemed to be a Competing Proposal
"Conditions"	the conditions to the Offer set out in Appendix I to this announcement
"Court"	the Supreme Court of Bermuda
"Daily Official List"	the Daily Official List of the London Stock Exchange
"DI Record Time"	the record date for holders of depositary interests in CREST representing Alea Shares to be entitled to direct how Alea Shares represented by their depositary interests should be voted, which, in relation to the adjourned Special General Meeting, shall be 6.00 p.m. (London time) on Tuesday 29 May 2007
"Exchange Act"	the United States Securities Exchange Act of 1934 (as amended)

"FIN Acquisition"	FIN Acquisition Limited, a private company limited by shares incorporated in Bermuda with registered number 39830 whose registered office is at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda
"FIN Cayman"	FIN Cayman L.P., an exempted limited partnership registered in the Cayman Islands
"FIN Holdings"	FIN Acquisition Holdings Limited, a company incorporated in Bermuda with registered company number 39831 and whose registered office is at Thistle House, 4 Burnaby Street, Hamilton HN 11, Bermuda
"First Announcement Date"	4 April 2007
"Form of Acceptance"	the form of acceptance, authority and election that will accompany the Offer Document for use by holders of Alea Shares in certificated form in connection with the Offer and the US Dollar Alternative
"Fortress Investment Group"	FIG LLC, a Delaware Limited Liability Company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US and its Affiliates
"IFRS"	International Financial Reporting Standards
"Implementation Agreement"	the Implementation Agreement dated the First Announcement Date between FIN Acquisition, FIN Holdings and Alea, as amended from time to time
"Independent Directors"	John Reeve, R. Glenn Hilliard and Timothy Faries
"KKR"	KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership
"Lazard"	Lazard & Co., Limited
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"Offer"	the offer to be made by Lazard (outside of the United States and Canada) for and on behalf of FIN Acquisition and by FIN Acquisition (in the United States and Canada) for the entire issued and to be issued share capital of Alea (other than Alea Shares already held at the date of the Offer by, or by a nominee for, FIN Acquisition or its subsidiary) on the terms and subject to the conditions to be set out in the Offer Document and in the related Form of Acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	the document to be sent to Alea Shareholders containing and setting out, among other things, the terms and

	conditions of the Offer and pursuant to which the Offer is made
"Official List"	the Official List of the UK Listing Authority
"Panel"	the UK's Panel on Takeovers and Mergers
"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules from time to time
"Relevant Resolution"	any resolution (whether or not amended) which is proposed at the Special General Meeting or at any adjournment thereof or at any other general meeting of Alea, the passing or rejection of which is necessary for the Amalgamation Agreement to be approved and/or for the Amalgamation to become effective whether as a result of any condition of the Amalgamation or otherwise or which, if passed, would result in any condition of the Amalgamation not being fulfilled or which might reasonably be expected to impede or frustrate the Amalgamation in any way
"Special General Meeting"	the special general meeting of Alea Shareholders (and any adjournment thereof) convened by the notice set out at the end of the Circular
"subsidiary"	shall be construed in accordance with the United Kingdom's Companies Act 1985
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000
"US Business Day"	any day, other than Saturday, Sunday or a federal holiday in the United States, and consisting of the time period from 12.01 a.m. through 12.00 midnight eastern (US) time
"US Dollar Alternative"	the alternative whereby Alea Shareholders may elect to receive all, but not less than all, of the cash consideration payable to them under the terms of the Offer in United States dollars as an alternative to receiving such consideration in pounds sterling
"US GAAP"	generally accepted accounting principles in the United States
"Voting Record Time"	the record date for holders of Alea Shares to be entitled to attend and vote, which, in relation to the adjourned Special General Meeting, shall be 6.00 p.m. (Bermuda time) on Tuesday 29 May 2007 (or, if that meeting is adjourned, 6.00 p.m. on the day two days immediately preceding the day fixed for the adjourned meeting)
"£", "sterling" and "pence"	the lawful currency of the UK

"$" or "US$"	United States dollars

All references to times are to London time unless otherwise stated.

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	16:32 21-May-07
Number	9773W

RNS Number:9773W
Alea Group Holdings(Bermuda) Ltd
21 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   ALEA GROUP HOLDINGS (BERMUDA)

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
   Correction to date of transaction

3. Full name of person(s) subject to the notification obligation (iii):
   Henderson Global Investors Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   18th May

6. Date on which issuer notified:
   21st May

7. Threshold(s) that is/are crossed or reached:
   10%, 11%, 12%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE — Situation previous to the Triggering transaction (vi)

Number of — Number of voting Ri

	shares	(viii)
ORD 0.1	21,218,393	21,218,393
CFD	0	0

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
ORD 0.1	17,030,662	17,030,662		9.80%	
CFD	4,187,731	4,187,731		0%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,218,393	9.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Gavin Dolding

15. Contact telephone number:
(020) 7818 5217

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new

holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Result of SGM
Released	07:01 01-Jun-07
Number	5910X

Alea Group Holdings (Bermuda) Ltd.

1 June 2007

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Acquisition of Alea Group Holdings (Bermuda) Ltd.
by FIN Acquisition Limited
a company formed at the direction of
private equity funds advised by Fortress Investment Group

Results of Special General Meeting

The Board of Alea Group Holdings (Bermuda) Ltd. ("**Alea**") announces that the shareholder resolution to approve the recommended cash acquisition by FIN Acquisition Limited ("**FIN Acquisition**") of Alea by means of a statutory amalgamation under sections 104 to 109 of the Bermuda Companies Act was not passed at the adjourned Special General Meeting held yesterday.

The voting on the Special Resolution to approve the Amalgamation was taken on a poll and the results were as follows:

For*	Against
113,323,856 (representing approximately 72 per cent. of the votes cast)	43,974,011 (representing approximately 28 per cent. of the votes cast)

* The "For" votes include those votes giving the Chairman discretion.

Attention is drawn to the announcement made by FIN Acquisition on 21 May 2007 that, in the event of the Special Resolution not being passed at the adjourned Special General Meeting, it intended to implement the acquisition of Alea by way of an offer to acquire the entire issued and to be issued share capital of Alea (the "**Offer**") and to the announcement made by FIN Acquisition on 22 May 2007 which set out the terms and conditions of the Offer in greater detail.

As announced on 22 May 2007, under the Offer, which will be subject to the full terms and conditions to be set out in an offer document and form of acceptance, Alea Shareholders who accept the Offer will receive 96.5 pence in cash for each Alea Share in the event that the Offer becomes or is declared wholly unconditional.

FIN Acquisition has announced that the Offer will have an acceptance condition of 50 per cent. of the issued share capital of Alea plus one share and that FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. These irrevocable undertakings will remain binding if a higher competing offer is made for Alea. In addition to these irrevocable undertakings, FIN Acquisition has announced that 10,083,500 Alea Shares, representing approximately 6 per cent. of the issued share capital of Alea, are held by an Affiliate of FIN Acquisition. Accordingly, FIN Acquisition and its Affiliates now own or have

irrevocable undertakings to accept the Offer in respect of a total of 105,620,445 Alea Shares, representing approximately 61 per cent. of the Alea Shares in issue.

The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors intend unanimously to recommend that Alea Shareholders accept the Offer.

Capitalised terms used, but not defined, in this announcement have the same meanings as given to them in the circular sent to Alea Shareholders dated 24 April 2007 (the "**Circular**").

Enquiries

Media: +1 860 258 6524
Sheel Sawhney

Analysts and Investors: +1 860 258 6566
Kirk Lusk

Financial Dynamics: +44 20 7269 7114
Robert Bailhache
Nick Henderson

Merrill Lynch is acting for Alea and no one else in connection with the Offer and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Offer.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Circular or any document by which the Offer is made.

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	15:09 01-Jun-07
Number	6509X

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
Alea Group Holdings (Bermuda) Limited

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
Odey Asset Management LLP

4. **Full name of shareholder(s)** (if different from 3.) (iv):

....

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
31/05/2007

6. **Date on which issuer notified:**
01/06/2007

7. **Threshold(s) that is/are crossed or reached:**
6.39%

8. **Notified details:**
....

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE		
	Number of shares	Number of voting Rights (viii)
Ordinary Share BMG015751024	10,590,242	10,590,242

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Share BMG015751024	11,108,939	11,108,939		6.39%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,108,939	6.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Tim Pearey

15. Contact telephone number:

020 7208 1456

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Close

Regulatory Announcement

Go to market news section





Company	Fin Acquisition Limited
TIDM	
Headline	Offer Document Posted
Released	07:00 04-Jun-07
Number	6736X

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

4 June 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

Posting of Offer Document

Further to the announcements which were made on 21 May 2007 and 22 May 2007 of FIN Acquisition's intention to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea and of the terms on which the Offer would be made, FIN Acquisition announces that the Offer Document containing the full terms and conditions of the Offer was posted to Alea Shareholders on Saturday 2 June 2007 together with the Form of Acceptance.

The Offer will initially remain open for acceptance until 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007. The procedure for acceptance of the Offer is set out in paragraph 15 of Part 2 of the Offer Document.

The Offer Document and the Form of Acceptance will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the end of the Offer Period at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London E14 5DS.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Offer Document.

Enquiries

MJ2 Business Communications +44 (0) 20 7491 7776
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall

Lazard +44 (0) 20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as

financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

The availability of the Offer or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Offer should be made only on the basis of the information contained in the Circular or the Offer Document. Alea Shareholders are advised to read carefully the Circular and the Offer Document.

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of the Offer Document, the Form of Acceptance and/or any related document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving the Offer Document, the Form of Acceptance and/or any related document (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward the Offer Document, the Form of Acceptance and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section



Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 15-Jun-07
Number	4005Y

RNS Number:4005Y
Alea Group Holdings(Bermuda) Ltd
15 June 2007

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 June 2007

Name of applicant: ALEA GROUP HOLDINGS (BERMUDA) LTD.

Name of scheme:

1. 2002 Stock Purchase & Option Plan
2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney
3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company
4. Shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

Period of return: From: 16 Dec 2006 To: 15 June 2007

Balance under scheme from previous return:

1. 6,573,568
2. 20,223
3. 464,340
4. 97,090

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

1. 0
2. 0
3. 0
4. 0

Number of securities issued/allotted under scheme

1. 0
2. 0

during period:	3. 0 4. 0
Balance under scheme not yet issued/allotted at end of period	1. 6,573,568 2. 20,223 3. 464,340 4. 19,629
Number and class of securities originally listed and the date of admission	1. 6,573,568 admitted 22 June 2004 2. 40,446 admitted 22 June 2004 3. 464,340 admitted 5 August 2004 4. 72,818 admitted 7 September 2006 and 24,272 admitted 21 December 2005
Total number of securities in issue at the end of the period	173,788,126 shares on 15 June 2007

Name of contact:	George P. Judd
Address of contact:	55 Capital Boulevard Rocky Hill, Connecticut, USA 06067
Telephone number of contact:	001-860-258-7550

SIGNED BY ________________________________

George P. Judd, Senior Vice President & Group Secretary
for and on behalf of
Alea Group Holdings (Bermuda) Ltd.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Fin Acquisition Limited
TIDM	
Headline	Offer Update
Released	08:00 15-Jun-07
Number	4238Y

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

15 June 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

Offer Unconditional as to Acceptances

1. Introduction

On 21 May 2007 FIN Acquisition announced that it intended to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea. Further details of the terms on which the Offer would be made were announced on 22 May 2007, and the offer document containing the full terms and conditions of the Offer was posted to Alea Shareholders on Saturday 2 June 2007 (the "**Offer Document**") together with the Form of Acceptance.

2. Offer declared unconditional as to acceptances

FIN Acquisition announces that FIN Acquisition and its Affiliates now own or have received valid acceptances of the Offer in respect of a total of 105,625,250 Alea Shares, representing approximately 61 per cent. of the Alea Shares in issue.

Accordingly, the Board of FIN Acquisition announces that the acceptance condition set out in condition (a) of Part A of Appendix I to the Offer Document has been satisfied and that the Offer has become unconditional as to acceptances.

The Offer will remain open for acceptance until further notice but for no less than 14 days following 2 July 2007, the originally scheduled first closing date of the Offer. Alea Shareholders who have not yet accepted the Offer are encouraged to do so in accordance with the unanimous recommendation of the Independent Directors as soon as possible.

The Offer remains conditional upon the remaining outstanding conditions contained in Part A of Appendix I to the Offer Document.

3. Acceptances

As at 5.00 p.m. (London time)/ 12 p.m. (New York time) on 14 June 2007, FIN Acquisition had received valid

acceptances of the Offer (which had not, where permitted, been withdrawn) in respect of 95,541,750 Alea Shares representing approximately 55 per cent. of Alea's issued share capital. None of these acceptances were received from persons acting in concert with FIN Acquisition and each of these acceptances will be counted towards the satisfaction of the acceptance condition under the Offer.

Prior to the announcement of the Acquisition on 4 April 2007, FIN Acquisition had received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. Further details of these irrevocable undertakings are set out in the Appendix to this announcement.

In respect of the Alea Shares which are the subject of these irrevocable undertakings, FIN Acquisition had at 5.00 p.m. (London time)/ 12 p.m. (New York time) on 14 June 2007 received valid acceptances in respect of 95,513,940 Alea Shares.

Save for 10,083,500 Alea Shares, representing approximately 6 per cent. of Alea's issued share capital, which were purchased by Fortress Fund IV (Fund A) LP, an Affiliate of FIN Acquisition, on 15 May 2007, neither FIN Acquisition nor any person deemed to be acting in concert with FIN Acquisition for the purpose of the Offer: (a) owned or controlled any Alea Shares, or any rights over such Alea Shares immediately prior to 4 April 2007, being the commencement of the Offer Period; (b) has acquired or agreed to acquire any Alea Shares (or rights over Alea Shares) during the Offer Period, (c) is interested in or has any rights to subscribe for Alea Shares (d) holds any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative referenced to Alea Shares, (e) is a party to any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any Alea Shares, or (f) has borrowed or lent, save for borrowed shares which have been either on-lent or sold, any Alea Shares.

4. Accepting the Offer

Alea Shareholders who hold their Alea Shares in certificated form who wish to accept the Offer and have not done so should complete their Form(s) of Acceptance and return it/them by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom as soon as possible, by following the procedure set out in paragraph 15(a) of Part 2 of the Offer Document.

Holders of Depositary Interests who wish to accept the Offer and have not done so should make their acceptance electronically through CREST so that the TTE instruction settles as soon as possible by following the procedure set out in paragraph 15(b) of Part 2 of the Offer Document. Alea Shareholders who are CREST Sponsored Members should refer to their CREST Sponsor before taking any action as only their CREST Sponsor will be able to send the necessary TTE instruction to CRESTCo in relation to their Depositary Interests.

Copies of the Offer Document and additional Forms of Acceptance are available from Capita Registrars by telephone on 0870 162 3121, or +44 20 8639 3399 if calling from outside the UK, or by post at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, United Kingdom.

Terms defined in the Offer Document have the same meanings where used in this announcement.

Enquiries

MJ2 Business Communications +44 (0) 20 7491 7776
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

The availability of the Offer or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Offer should be made only on the basis of the information contained in the Circular or the Offer Document. Alea Shareholders are advised to read carefully the Circular and the Offer Document.

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of the Offer Document, the Form of Acceptance and/or any related document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving the Offer Document, the Form of Acceptance and/or any related document (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward the Offer Document, the Form of Acceptance and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

APPENDIX

The irrevocable undertakings to accept the Offer referred to in this announcement were received from:

(a) John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares), in respect of their own beneficial holdings of a total of 200,000 Alea Shares;

(b) Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of the Circular) who holds Alea Shares), in respect of his own beneficial holding of a total of 23,005 Alea Shares;

(c) Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, in respect of its holding of 149,600 Alea Shares;

(d) KKR 1996 Fund (Overseas) Limited Partnership, in respect of its holding of 68,171,560 Alea Shares;

(e) KKR Partners (International), Limited Partnership, in respect of its holding of 2,568,520 Alea Shares;

(f) State of Wisconsin Investment Board, in respect of its holding of 13,956,720 Alea Shares;

(h) New York State Retirement Co-Investment Fund L.P., in respect of its holding of 3,489,180 Alea Shares; and

(g) CalPERS/PCG Corporate Partners, L.L.C. in respect its holding of 6,978,360 Alea Shares.

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Result of AGM
Released	07:01 27-Jun-07
Number	0878Z

27 June 2007

Alea Group Holdings (Bermuda) Ltd

Announcement of Results of Annual General Meeting

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd. ("Alea") announced today that all proposed resolutions were passed at the conclusion of its Annual General Meeting held on Tuesday, 26 June 2007, in Bermuda.

The voting on the resolutions were taken on a show of hands and were passed unanimously, and the proxy results were as follows:

Proposition Number	For	Against	Withheld
1	117,815,563	13,677,465	22,760
2	119,072,919	12,362,427	80,442
3	112,437,903	13,697,985	5,379,900
4	113,452,280	18,063,508	nil
5	119,399,409	12,058,697	57,682
6	119,373,349	12,061,997	80,442

No votes cast included votes at the Chairman's discretion.

Alea intends to publish its interim results in September 2007.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important

factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

Regulatory Announcement

Go to market news section

Company	Fin Acquisition Limited
TIDM	
Headline	Offer Update
Released	17:00 05-Jul-07
Number	7649Z

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

5 July 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

Offer unconditional in all respects

1. Offer unconditional in all respects

Following the announcement on 15 June 2007 that the Offer had become unconditional as to acceptances, FIN Acquisition announces that it has received formal notice from Alea's primary insurance regulators approving the change of control contemplated by the Offer. Accordingly, FIN Acquisition announces that all of the conditions to the Offer set out in the offer document dated 2 June 2007 (the "**Offer Document**") have either been satisfied or waived and that the Offer has therefore become unconditional in all respects.

2. Levels of acceptances

As at 1.00 p.m. (London time)/ 8.00 a.m. (New York time) on 5 July 2007, FIN Acquisition had received valid acceptances of the Offer in respect of a total of 115,712,558 Alea Shares, representing approximately 67 per cent. of the Alea Shares in issue.

Further details of the acceptances of the Offer received by FIN Acquisition are set out in the Appendix to this announcement.

3. Closing of Offer

The Offer, which remains subject to the further terms set out in Part B of Appendix I to the Offer Document, will be closed to further acceptances on 20 July 2007. FIN Acquisition urges Alea Shareholders who have not accepted the Offer to do so. The procedure for acceptance of the Offer is set out in the Offer Document, as referred to in paragraph 4 below.

4. Accepting the Offer

Alea Shareholders who hold their Alea Shares in certificated form who wish to accept the Offer and have not

done so should complete their Form(s) of Acceptance and return it/them by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom as soon as possible, by following the procedure set out in paragraph 15(a) of Part 2 of the Offer Document.

Holders of Depositary Interests who wish to accept the Offer and have not done so should make their acceptance electronically through CREST so that the TTE instruction settles as soon as possible by following the procedure set out in paragraph 15(b) of Part 2 of the Offer Document. Alea Shareholders who are CREST Sponsored Members should refer to their CREST Sponsor before taking any action as only their CREST Sponsor will be able to send the necessary TTE instruction to CRESTCo in relation to their Depositary Interests.

Copies of the Offer Document and additional Forms of Acceptance are available from Capita Registrars by telephone on 0870 162 3121, or +44 20 8639 3399 if calling from outside the UK, or by post at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, United Kingdom.

5. Settlement

Settlement of the consideration to which Alea Shareholders who have accepted the Offer are entitled under the Offer will be effected as set out below:

(a) in the case of acceptances received complete in all respects by today, within 14 calendar days of today; or

(b) in the case of acceptances received complete in all respects after today, within 14 calendar days of such receipt.

Terms defined in the Offer Document have the same meanings where used in this announcement.

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7784

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Appendix

Additional details on Acceptances

As at 1.00 p.m. (London time)/ 8.00 a.m. (New York time) on 5 July 2007, FIN Acquisition had received valid acceptances of the Offer in respect of a total of 115,712,558 Alea Shares, representing approximately 67 per cent. of the Alea Shares in issue.

Prior to the announcement of the Acquisition on 4 April 2007, FIN Acquisition had received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. FIN Acquisition has received valid acceptances in respect of all the Alea Shares which are the subject of these irrevocable undertakings.

10,083,500 Alea Shares, representing approximately 6 per cent. of Alea's issued share capital, were purchased by Fortress Fund IV (Fund A) LP, an Affiliate of FIN Acquisition, on 15 May 2007. These Alea Shares were

assented to the Offer and are included in the figures for acceptances of the Offer received by FIN Acquisition set out in this announcement.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

The availability of the Offer or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Offer should be made only on the basis of the information contained in the Circular or the Offer Document. Alea Shareholders are advised to read carefully the Circular and the Offer Document.

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of the Offer Document, the Form of Acceptance and/or any related document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving the Offer Document, the Form of Acceptance and/or any related document (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward the Offer Document, the Form of Acceptance and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Directorate Change
Released	17:45 06-Jul-07
Number	8552Z

RNS Number:8552Z
Alea Group Holdings(Bermuda) Ltd
06 July 2007

RNS Number:
Alea Group Holdings (Bermuda) Ltd.
6 July 2007

Alea Group Holdings (Bermuda) Ltd.

Directorate Changes and New Financing Facility

Directorate changes:

Alea Group Holdings (Bermuda) Ltd ("Alea" or the "Company") announces the resignation of each of John Reeve, Timothy Faries, James Fisher, Todd Fisher, Perry Golkin, R. Glenn Hilliard, and Scott Nuttall as directors of Alea with effect from 5 July 2007.

Alea is pleased to announce the appointment of Robert Kauffman, Randal Nardone and Greg Share as directors of the Company with effect from 5 July 2007. Each of Mr Kauffman, Mr Nardone and Mr Share will act as a non-executive director of Alea. Mr Kauffman has been appointed Chairman of the Board of Directors.

Mr Kauffman is a director of Fortress Investment Group LLC and the chairman of the board of GAGFAH S.A., which are publicly quoted companies. Mr Nardone is a director of Eurocastle Investment Limited, GAGFAH S.A., and Fortress Investment Group LLC which are publicly quoted companies. There are no other details that are required to be disclosed by paragraph 9.6.13 of the Listing Rules of the UK Listing Authority in connection with the appointments of Mr Kauffman and Mr Nardone as directors of the Company.

There are no details that are required to be disclosed by paragraph 9.6.13 of the Listing Rules of the UK Listing Authority in connection with the appointment of Mr Share as a director of the Company.

New financing facility:

Alea further announces that it has implemented a new term loan credit facility with Banc of America Securities Limited as facility agent to refinance a portion of the previous facility agreement. The remaining amount of the previous facility was prepaid with funds available to Alea. This new credit facility reduces to $30 million on the 180th day following this announcement and matures

on the second anniversary of this announcement. This remaining balance will be used to support Alea's medium term development.

Alea's previous credit facility was scheduled to mature at the end of September 2007 and the amounts outstanding under it became repayable upon the change of control of the Company arising from the offer on behalf of FIN Acquisition Limited for the issued and to be issued share capital of Alea becoming unconditional in all respects.

####

For further information, please contact:

Media: Sheel Sawhney +1 860 258 6524
Analysts & Investors: Kirk Lusk +1 860 258 6566

Financial Dynamics +44 20 7269 7114
Robert Bailhache
Nick Henderson

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Currency Conversion
Released	07:00 10-Jul-07
Number	9447Z

10 July 2007

Alea Group Holdings (Bermuda) Ltd.

Alea announces conversion of share quote denomination

Hamilton, BERMUDA – In accordance with plans previously announced in connection with FIN Acquisition Limited's Recommended Cash Offer for Alea Group Holdings (Bermuda) Ltd ("Alea" or the "Company") which was declared wholly unconditional on 5 July 2007, the Company announces the conversion of the currency in which the Company's shares trade on the London Stock Exchange from sterling to US dollars. The conversion will become effective from the London Stock Exchange's opening of business on 11 July 2007.

The conversion will align the currency in which the Company's net assets are denominated with its exchange share quote denomination, which Alea's board believes will have the effect of providing a better measure for tracking the business's performance over time.

#####

For further information, please contact:

Media:	Sheel Sawhney +1 860 258 6524	**Analysts & Investors:**	Kirk Lusk +1 860 258 6566
			Financial Dynamics Robert Bailhache Nick Henderson +44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in

the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Conversion of Listing
Released	15:45 18-Jul-07
Number	4772A

18 July 2007

Alea Group Holdings (Bermuda) Ltd.

Conversion of listing and posting of circular to shareholders

Hamilton, BERMUDA – In accordance with plans previously announced in connection with FIN Acquisition Limited's recommended cash offer for Alea Group Holdings (Bermuda) Ltd ("Alea" or the "Company") which was declared wholly unconditional on 5 July 2007, the Company announces that it has today posted a circular relating to the conversion of the Company's listing on the Official List of the UK Listing Authority from a primary listing to a secondary listing to all shareholders of the Company.

The effect of the conversion of the Company's listing will be that the Company's continuing obligations under the UK Listing Authority's Listing Rules will be limited to those set forth in Chapter 14 of the Listing Rules. The conversion of the Company's listing is not subject to the approval of Alea's shareholders and the circular is being sent to them for information purposes only. It is expected that the conversion of the Company's listing will become effective on 16 August 2007.

The Company has also today lodged copies of the circular with the Document Viewing Facility at the UK Listing Authority. The circular will be available for inspection during normal business hours at the Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS. The circular will also be available on the Company's website, www.aleagroup.com.

#####

For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects,", "estimates,", "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development

plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd's present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	07:00 20-Jul-07
Number	5782A

TR-1 [I]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]**:**	ALEA GROUP HOLDINGS (BERMUDA)
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation [iii]**:**	Henderson Global Investors Ltd
4. Full name of shareholder(s) (if different from 3.) [iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) [v]:	18th 19th July
6. Date on which issuer notified:	19th July
7. Threshold(s) that is/are crossed or reached:	9%, 8%, 7%, 6%, 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
ORD 0.1	16,695,667	16,695,667	8,556,610	8,556,610		4.92%	
CFD	6,989,935	0	15,128,992	0		0%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,556,610	4.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Gavin Dolding
15. Contact telephone number:	(020) 7818 5217

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	

Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

[i]

This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii]

Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii]

This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at

his discretion.

[iv]

Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v]

The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi]

Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Offer Closed
Released	13:58 23-Jul-07
Number	6940A

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

23 July 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

Offer closed

Following the announcement on 5 July 2007 that the Offer had become unconditional in all respects, FIN Acquisition announces that the Offer was closed to further acceptances on 20 July 2007 and is no longer capable of acceptance.

As at 5.00 p.m. (London time)/ midday (New York time) on 20 July 2007, FIN Acquisition had received valid acceptances of the Offer in respect of a total of 125,826,832 Alea Shares, representing approximately 72 per cent. of the Alea Shares in issue.

Further details of the acceptances of the Offer received by FIN Acquisition are set out in the Appendix to this announcement.

Terms defined in the Offer Document have the same meanings where used in this announcement.

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7784

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Appendix

Additional details on Acceptances

As at 5.00 p.m. (London time)/ midday (New York time) on 20 July 2007, FIN Acquisition had received valid acceptances of the Offer in respect of a total of 125,826,832 Alea Shares, representing approximately 72 per cent. of the Alea Shares in issue.

Prior to the announcement of the Acquisition on 4 April 2007, FIN Acquisition had received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. FIN Acquisition has received valid acceptances in respect of all the Alea Shares which are the subject of these irrevocable undertakings.

10,083,500 Alea Shares, representing approximately 6 per cent. of Alea's issued share capital, were purchased by Fortress Fund IV (Fund A) LP, an Affiliate of FIN Acquisition, on 15 May 2007. These Alea Shares were assented to the Offer and are included in the figures for acceptances of the Offer received by FIN Acquisition set out in this Announcement.

Save as disclosed in this announcement, neither FIN Acquisition nor any person deemed to be acting in concert with FIN Acquisition for the purpose of the Offer: (a) owned or controlled any Alea Shares, or any rights over such Alea Shares immediately prior to 4 April 2007, being the commencement of the Offer Period; (b) has acquired or agreed to acquire any Alea Shares (or rights over Alea Shares) during the Offer Period, (c) is interested in or has any rights to subscribe for Alea Shares (d) holds any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative referenced to Alea Shares, (e) is a party to any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any Alea Shares, or (f) has borrowed or lent, save for borrowed shares which have been either on-lent or sold, any Alea Shares.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

The distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

END

Close

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	17:08 26-Jul-07
Number	9586A

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   ALEA GROUP HOLDINGS (BERMUDA)

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   ....

3. **Full name of person(s) subject to notification obligation:**
   TRAFALGAR ASSET MANAGERS LTD

4. **Full name of shareholder(s)** (if different from 3) :
   TRAFALGAR CATALYST FUND

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   25/05/07

6. **Date on which issuer notified:**
   25/07/07

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
BMG015751024	7,025,000	7,025,000

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**		**% of voting rights**	
	Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
BMG015751024	12,041,777 (total market cap: 173,788,100)	12,041,777		6.93%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/ converted)**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
12,041,777	6.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

....

15. Contact telephone number:

....

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities):
TRAFALGAR ASSET MANAGERS

Contact address (registered office for legal entities):
TRAFALGAR ASSET MANAGERS LTD
66 CHILTERN STREET
LONDON W1U 4JT

Phone number & email:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable

Full name:
MARIE LAWLOR

Contact address:
METEORA PARTNERS LLP
MUTUAL HOUSE
4TH FLOOR
70 CONDUIT STREET
LONDON W1S 2GF

Phone number & email:

+44 (0)207 434 1234

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

END

Close

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or the contents of this document or what action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

This document (the "Form of Acceptance") should be read in conjunction with the accompanying Offer Document dated 2 June 2007 (the "Offer Document") and the circular that was sent to Alea Shareholders on 24 April 2007 (the "Circular"). Unless the context otherwise requires the definitions used in the Offer Document shall also apply to this Form of Acceptance.

IF YOU HOLD DEPOSITARY INTERESTS, YOU SHOULD NOT COMPLETE THIS FORM OF ACCEPTANCE. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IF YOU HOLD DEPOSITARY INTERESTS IS SET OUT IN PARAGRAPH 15(b) OF PART 2 OF THE OFFER DOCUMENT.

If you have sold or otherwise transferred all your Alea Shares (other than pursuant to the Offer), please send this Form of Acceptance and the accompanying documentation and reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. **However, such documents should not be forwarded or transmitted in or into Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred only part of your holding of Alea Shares, you should retain these documents for your use.**

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

Merrill Lynch is acting for Alea and no one else in connection with the Offer and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Offer.

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of this document, the Offer Document and/or any related document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving this document, the Offer Document and/or any related document (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward this document, the Offer Document and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

This document should be read in conjunction with the Circular and the Offer Document.

FORM OF ACCEPTANCE, AUTHORITY AND ELECTION

For use by holders of Alea Shares in connection with the Recommended Cash Offer

by

Lazard & Co., Limited

on behalf of

FIN Acquisition Limited

a company formed at the direction of
private equity funds managed by Fortress Investment Group

and, in the United States, Australia and Canada, by FIN Acquisition Limited

for

Alea Group Holdings (Bermuda) Ltd.

Acceptance of the Offer must be received by 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007

ACTION TO BE TAKEN

- To accept the Offer, complete page 3 of this Form of Acceptance by following the corresponding instructions set out on page 2 and notes for guidance on page 4. In particular, please sign Box 3 on page 3 of this Form of Acceptance in the presence of an independent witness, who must also sign in the Box and state his name and address. The full terms and conditions of the Offer are set out in the Offer Document.
- **Please read Parts B and C of Appendix I to the Offer Document, the terms of which are incorporated in and form part of this Form of Acceptance.** Your acceptance of the Offer is on the terms and subject to the conditions contained in the Offer Document and this Form of Acceptance.
- If your Alea Shares are in certificated form (that is, outside CREST), including Book Entry Shares, return this Form of Acceptance duly completed, signed and witnessed and (save in the case of Book Entry Shares) accompanied by your share certificate(s) and/or other document(s) of title by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in each case **as soon as possible but in any event so as to be received by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007.** A reply-paid envelope for use in the United Kingdom is enclosed for your convenience. No acknowledgement of receipt of documents will be given.
- If you hold both Alea Shares in certificated form, (that is outside CREST), including Book Entry Shares, and Depositary Interests, complete this Form of Acceptance for your holding of Alea Shares in certificated form, that is outside CREST, including Book Entry Shares. The procedure for acceptance of the Offer if you hold Depositary Interests is set out in paragraph 15(b) in Part 2 of the Offer Document.
- If you hold Alea Shares in certificated form, that is outside CREST, and your share certificate(s) and/or other document(s) of title in respect of your Alea Shares are with your bank, stockbroker or other agent, you should complete and sign this Form of Acceptance in accordance with the instructions contained herein and arrange for it to be lodged by such agent with the relevant document(s), unless your share certificate(s) and/or other document(s) of title are not readily obtainable, in which case please refer to paragraph (E) on page 4 of this Form of Acceptance.
- If you hold Alea Shares in certificated form, including Book Entry Shares, but under different designations you should complete a separate Form of Acceptance in respect of each designation. Additional Forms of Acceptance are available from Capita Registrars on 0870 162 3121 or, if calling from outside the U.K., on +44 20 8639 3399.
- Holders of Book Entry Shares should note that the execution of this Form of Acceptance constitutes an irrevocable instruction and authorisation to: (i) Mellon Investor Services L.L.C., in its capacity as Alea's registrars, to issue in the name of the Alea Shareholder executing this Form of Acceptance and to deliver, on behalf of such Alea Shareholder, to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and in any event so as to be received by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007 share certificates for the Book Entry Shares in respect of which such Alea Shareholder has, or is deemed to have, accepted the Offer; and (ii) Capita Registrars to return such share certificates to Mellon Investor Services L.L.C. in the event of the Offer not becoming or being declared unconditional in all respects. Holders of Book Entry Shares who have any questions on this procedure should telephone Mellon Investor Services L.L.C. on +1(201) 680 3864.
- If you hold Alea Shares jointly with others, you must arrange for all your co-holders to sign this Form of Acceptance.
- A Form of Acceptance which is received in an envelope postmarked in Japan or otherwise appearing to FIN Acquisition or its agents to have been sent from Japan may be rejected as an invalid acceptance of the Offer.

IF YOU HAVE ANY QUESTIONS ON HOW TO COMPLETE THIS FORM OF ACCEPTANCE OR TO OBTAIN A FURTHER FORM OF ACCEPTANCE, please contact Capita Registrars on 0870 162 3121 or, if calling from outside the UK on +44 20 8639 3399.

DO NOT DETACH ANY PART OF THIS FORM

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

PLEASE FOLLOW THESE INSTRUCTIONS WHEN COMPLETING PAGE 3

The provisions of Parts B and C of Appendix I to the Offer Document are incorporated in and form part of this Form of Acceptance.

1

TO ACCEPT THE OFFER

To accept the Offer, insert in Box 1 the total number of Alea Shares in certificated form (including Book Entry Shares) for which you wish to accept the Offer. You must sign Box 3 in accordance with the instructions set out in this Form of Acceptance which will constitute your acceptance of the Offer, and, if applicable, complete Boxes 2, 4, 5 and/or 6.

If you do not insert a number in Box 1, or a number greater than your entire holding of Alea Shares is inserted in Box 1, and you have signed Box 3, you will be deemed to have inserted in Box 1 and to have accepted the Offer in respect of your entire registered holding of Alea Shares (being the entire holding registered under the name and address specified at the top of page 3 or, if appropriate, in Box 4).

COMPLETE HERE ➧

2

TO ELECT THE US DOLLAR ALTERNATIVE

You may elect to receive any cash consideration payable to you under the terms of the Offer in US dollars as an alternative to receiving such cash consideration in sterling by indicating such an election in Box 2. Any such payment will be made at the exchange rate of £1=US$1.9735.

Any election to receive US dollars must be made in respect of all, but not less than all, of the cash consideration due to you under the terms of the Offer (provided that if you are acting as a nominee for different beneficial holdings you may elect for the US Dollar Alternative in respect of a number of Alea Shares which is less than your entire registered holding of Alea Shares) and, once made, shall be irrevocable and shall not be capable of being modified, revised or revoked in any manner whatsoever. Persons to whom Alea Shares, in respect of which an election to receive US dollars has been made, are transferred prior to the Offer becoming or being declared wholly unconditional will themselves receive all cash consideration payable to them under the terms of the Offer in US dollars following the Offer becoming or being declared wholly unconditional.

If you have validly elected to receive the cash consideration which would have been payable to you under the terms of the Amalgamation in US dollars and no longer wish to be bound by that election, and wish to receive cash consideration payable to you under the terms of the Offer in sterling, put "NO" in Box 2A. If you have validly elected to receive the cash consideration which would have been payable to you under the terms of the Amalgamation in US dollars and you do not put "NO" in Box 2A, you will be deemed to have made the same election in respect of the cash considerations due to you under the terms of the Offer.

If: (i) this Form of Acceptance is returned without an indication as to whether you elect to receive US dollars or (ii) you have not elected to receive the cash consideration which would have been payable to you under the terms of the Amalgamation in US dollars; or (iii) you have made such election and no longer wish to be bound by it and insert "No" in Box 2A, you shall receive the cash consideration due to you under the terms of the Offer in sterling.

If you hold your Alea Shares as a nominee for two or more beneficial accounts and you wish to elect for the US Dollar Alternative in respect of less than the number of Alea Shares set out in Box 1, insert in Box 2B the lesser number of your Alea Shares in respect of which you would like to elect for the US Dollar Alternative. The consideration payable to you under the terms of the Offer in respect of this number of Alea Shares will be paid to you in US dollars at the exchange rate of £1=US$1.9735. The consideration payable to you under the terms of the Offer for the balance of the Alea Shares in respect of which you have, or are deemed to have, accepted the Offer will be paid in sterling.

COMPLETE HERE ➧

3

SIGNATURE(S)

If you wish to accept the Offer, you must sign Box 3 regardless of which other Box(es) you complete. In the case of a joint registered holding, ALL registered holders must sign. Each registered holder who is an individual must sign in the presence of a witness who must be over 18 years of age, and must not be one of the joint registered shareholders (if any) or otherwise have any financial interest in the Alea Shares to which this acceptance relates or in the proceeds of sale arising from such shares. The witness should state his name and address and sign where indicated in Box 3. The same person may witness each signature of the joint registered holders (if applicable).

A company may execute this Form of Acceptance under its seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the Companies Act 1985 applies may execute this Form of Acceptance as a deed by two directors or one director and the company secretary signing in the execution part of Box 3. A company incorporated in Scotland may execute this Form of Acceptance in accordance with section 36B of the Companies Act 1985. A company incorporated outside Great Britain may sign in accordance with the provisions of the Foreign Companies (Execution of Documents) Regulations 1994.

In all cases, the name of the company must be inserted above the signatures.

This Form of Acceptance should be signed by or on behalf of a partnership by its duly authorised signatory in accordance with the requirements of applicable law.

If the Form of Acceptance is not signed by the registered holder(s), insert the name(s) and capacity (e.g. executor) of the person(s) signing this Form of Acceptance. The person signing this Form of Acceptance should provide evidence of his authority. If the Form of Acceptance is signed under a power of attorney, the power of attorney should accompany this Form of Acceptance.

If you sign Box 3 without putting "No" in Box 5, you will be deemed to have given the representations and warranties set out in paragraph 1(b)(ii) of Part C of Appendix I to the Offer Document.

This Form of Acceptance shall have effect as a deed when executed by you and any joint registered holders.

SIGN HERE ➧

4

FULL NAME(S) AND ADDRESS

If your details shown at the top of page 3 are incorrect or no details are shown, complete Box 4 with the full name and address of the sole or first-named registered holder in BLOCK CAPITALS together with the name(s) of all other joint registered holders (if any). **If your details shown at the top of page 3 are correct, do not complete Box 4.** Insert in Box 4 the name(s) and capacity (e.g. executor(s)/attorney(s)) of the person(s) making the acceptance if the acceptance is not made by the registered holder(s).

Your attention is also drawn to Box 6. Unless you complete Box 6, the address of the sole or first-named registered holder shown at the top of page 3 or inserted in Box 4 is the address to which the consideration due to you under the Offer will be sent. If you insert in Box 4 an address in Japan, you must insert in Box 6 an alternative address outside Japan. **Please give a telephone number where you can be contacted in the event of any query.**

COMPLETE HERE ➧

5

RESTRICTED OVERSEAS PERSONS

If you are unable to give the representations and warranties required by paragraph 1(b)(ii) of Part C of Appendix I to the Offer Document YOU MUST PUT "NO" IN BOX 5. If you DO NOT put "NO" in Box 5 you will be deemed to have given such representations and warranties. If you put "NO" in Box 5 you may be deemed not to have validly accepted the Offer.

COMPLETE HERE ➧

6

ALTERNATIVE ADDRESS FOR DESPATCH OF CONSIDERATION

Insert in Box 6 the name and address (but not an address in Japan) of the person or agent (e.g. your bank) to whom you wish the consideration or documents to be sent, if not the same as the name and address at the top of page 3 or, if appropriate, in Box 4. Box 6 must be completed by holders who have completed Box 4 with a registered address in Japan. **It is the responsibility of Alea Shareholders resident in or with a registered address in Japan to ensure that they can accept the Offer.**

COMPLETE HERE ➧

PLEASE COMPLETE AS EXPLAINED ON PAGES 2 AND 4
(To be completed in BLOCK CAPITALS)
PLEASE REMEMBER TO RETURN YOUR VALID SHARE CERTIFICATE(S) (SAVE IN RESPECT OF BOOK ENTRY SHARES)

1 **TO ACCEPT THE OFFER**

Complete Box 1 and sign Box 3 below in the presence of an independent witness. Please also complete Boxes 2, 4, 5 and/or 6, if appropriate.

BOX 1

Number of Alea Shares for which you are accepting the Offer

....

2 **TO ELECT FOR THE US DOLLAR ALTERNATIVE**

Only complete Box 2 by inserting "YES" in Box 2 if you wish to elect to receive the US Dollar Alternative.

Only complete Box 2A if you have elected to receive the consideration due under the terms of the Amalgamation in US dollars and no longer wish to be bound by this election, by inserting "NO" in Box 2A.

Only complete box 2B if you wish to elect for the US Dollar Alternative in respect of less than the number of Alea Shares set out in Box 1 by inserting in Box 2B the lesser number of Alea Shares in respect of which you wish to elect to receive the US Dollar Alternative.

BOX 2	BOX 2A	BOX 2B

3 **SIGN HERE TO ACCEPT THE OFFER** (See additional notes on page 4)

BOX 3

Execution by individuals Signed and delivered as a deed by:	In the presence of:	
	1 Signature of witness	Address ....
1	Name	....
	2 Signature of witness	Address ....
2	Name	....
	3 Signature of witness	Address ....
3	Name	....
	4 Signature of witness	Address ....
4	Name	....

Note: the signature of each registered holder must be witnessed. In the case of joint registered holders, all registered holders must sign.

Execution by a company The common seal of the company named below was affixed/Executed as a deed on behalf of the company named below**

Name of company ....

In the presence of: ....
Signature Signature

....
Name of director Name of director/secretary** **delete as appropriate

4 **FULL NAME(S) AND ADDRESS** **Do not complete Box 4 if your details as shown at the top of this page are correct.**

BOX 4

First registered holder	**Second registered holder**	**Third registered holder**	**Fourth registered holder**
1. Forename(s) .... (Mr/Mrs/Miss/Title)	**2. Forename(s)** .... (Mr/Mrs/Miss/Title)	**3. Forename(s)** .... (Mr/Mrs/Miss/Title)	**4. Forename(s)** .... (Mr/Mrs/Miss/Title)
Surname	**Surname**	**Surname**	**Surname**....................

Address of first registered holder....................

DAYTIME CONTACT TELEPHONE NUMBER ....

5 **RESTRICTED OVERSEAS PERSONS**

Only complete this Box by inserting "NO" in Box 5 if you are UNABLE to give the representations and warranties relating to overseas persons in paragraph 1(b)(ii) of Part C of Appendix 1 to the Offer Document.

BOX 5

6 **ALTERNATIVE ADDRESS FOR DESPATCH OF CONSIDERATION**

Address outside Japan to which consideration and/or other document(s) is/are to be sent if not that of the sole or first-named registered holder at the top of this page or, if appropriate, in Box 4.

BOX 6

Name ....
Full Address ....
....
Telephone No .... Postcode ....

ADDITIONAL INFORMATION REGARDING THE COMPLETION AND LODGING OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed personally by the registered holder (or, in the case of a joint holding, by ALL the joint registered holders) or their attorney and each individual signature must be independently witnessed and each witness must complete their details and sign their name in the place provided in Box 3 of this Form of Acceptance next to the signature of the relevant Alea Shareholder (or their attorney as the case may be). A company must execute this Form of Acceptance under its common seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company incorporated in England and Wales to which section 36A of the Companies Act 1985 applies may execute this Form of Acceptance by a director and the company secretary or by two directors signing this Form of Acceptance. A company incorporated in Scotland may execute the Form of Acceptance in accordance with section 36B of the Companies Act 1985. A company incorporated outside Great Britain may execute this Form of Acceptance in accordance with the provisions of the Foreign Companies (Execution of Documents) Regulations 1994. Each person signing this Form of Acceptance on behalf of a company should state the office which he holds in the relevant company and should insert the name of the company above his signature. This Form of Acceptance should be signed by or on behalf of a partnership by its duly authorised signatory in accordance with the requirements of applicable law.

In order to avoid inconvenience to yourself and delay, the following points may assist you:

(A) If a holder is away from home (e.g. abroad or on holiday) or where a power or attorney has been granted
Send this Form of Acceptance to the holder for execution by the quickest means (e.g. airmail) but not in, into or from Japan or, if he has executed a power of attorney giving a sufficient authority, have this Form of Acceptance signed by the attorney in front of a witness. In the latter case, the original power of attorney (or a duly certified copy thereof, as provided in the Powers of Attorney Act 1971or other applicable law) must be lodged with this Form of Acceptance. No other signature is acceptable. Do not send this Form of Acceptance or the accompanying documents in, into or from Japan.

(B) If you have sold or otherwise transferred all, or wish to sell or transfer part, of your holding of Alea Shares
If you have sold or transferred all of your holding of Alea Shares (other than pursuant to the Offer), you should immediately send this Form of Acceptance, together with the accompanying documents and the enclosed reply-paid envelope, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in, into or from Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. If you wish to sell or transfer part of your holding of Alea Shares and also wish to accept the Offer in respect of the balance but are unable to obtain the balance share certificate by 2 July 2007 (or any later closing date), you should ensure that your stockbroker, bank or other agent through whom you made the sale obtains the appropriate endorsement or indication, signed on behalf of Mellon Investors Services L.L.C., Alea's registrars, in respect of the balance of your holding of Alea Shares.

(C) If the sole holder has died
If a grant of probate or letters of administration has/have been registered with Alea's registrars, this Form of Acceptance must be signed by the personal representative(s) of the deceased, each in the presence of a witness, and lodged with Capita Registrars (in its capacity as receiving agent for FIN Acquisition) at the address given on page 1 of this Form of Acceptance together with the related share certificate(s) and/or other document(s) of title. If a grant of probate or letters of administration has/have not been registered with Mellon Investors Services L.L.C., (in its capacity as Alea's registrars), the personal representative(s) or prospective personal representative(s) should sign this Form of Acceptance each in the presence of an independent witness and forward it to Capita Registrars at the address given on page 1 of this Form of Acceptance, together with the relevant share certificate(s) and/or other document(s) of title. A sealed copy of the grant of probate or letters of administration must be lodged as soon as possible thereafter with Capita Registrars at the address given on page 1 of this Form of Acceptance and, in any case, before the consideration due under the Offer can be forwarded to the personal representative(s). For this purpose, photocopies of grants of probate and letters of administration are not acceptable.

(D) If one of the joint registered holders has died
This Form of Acceptance is valid if signed by the surviving registered holders, each in the presence of a witness, and lodged with Capita Registrars at the address given on page 1 of this Form of Acceptance with the share certificate(s) and/or other documents of title and, in all cases, accompanied by the death certificate(s) (or a duly certified copy), grant of probate or letters of administration of the deceased holder. For this purpose photocopies of death certificates, grants of probate or letters of administration are not acceptable.

(E) If your Alea Shares are in certificated form and your share certificate(s) and/or other document(s) of title to your Alea Shares is/are not readily available (e.g. it is held by your stockbroker, bank or other agent) or is/are lost or you hold Book Entry Shares
If your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost or you hold Book Entry Shares, this Form of Acceptance should nevertheless be completed, signed, witnessed and returned, as set out above, to Capita Registrars at the address given on page 1 of the Form of Acceptance as soon as possible but in any event so as to be received by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007 (or any later closing date), together with (save in the case of Book Entry Shares) any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. In the case of loss, you should at the same time write to Mellon Investors Services L.L.C., P.O. Box 3862, South Hackensack, NJ07606 – 9562, USA (in its capacity as Alea's registrars), requesting an affidavit of loss for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned to Capita Registrars at the address given on page 1 of this Form of Acceptance. In the case of holders of Book Entry Shares, the execution of this Form of Acceptance will constitute an irrevocable instruction and authorisation to: (i) Mellon Investor Services L.L.C. to issue and deliver to Capita Registrars, on behalf of the relevant Alea Shareholder, share certificates for the Book Entry Shares in respect of which the relevant Alea Shareholder has accepted the Offer and (ii) to Capita Registrars to return such share certificates to Mellon Investor Services L.L.C. in the event of the Offer not becoming or being declared unconditional in all respects. No acknowledgement of receipt of documents will be given and no payment will be made under the terms of the Offer unless share certificate(s) and/or other document(s) of title, or an appropriate affidavit of loss or indemnity in lieu thereof, are received by Capita Registrars.

(F) If this Form of Acceptance is signed under a power of attorney
The completed Form of Acceptance, together with the share certificate(s) and/or other document(s) of title, should be lodged with Capita Registrars at the address shown on page 1 of this Form of Acceptance, accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 or other applicable law by, for example, a solicitor). The power of attorney will be noted by Capita Registrars and returned as directed (see paragraph (A) above).

(G) If your name or other particulars are shown incorrectly on the share certificate(s) e.g.

(i) Incorrect name:
e.g. Name on the share certificate(s) ....Tom Lakins
Correct name ....Tom Larkins
Complete and lodge this Form of Acceptance with Capita Registrars at the address shown on page 1 of this Form of Acceptance with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form of Acceptance are one and the same.

(ii) Incorrect address: Amend as required.

(iii) Change of name: Lodge your marriage certificate or the deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name, with this Form of Acceptance for noting.

(H) If you hold Depositary Interests
You should take the action set out in paragraph 15(b) of the letter from Lazard contained in Part 2 of the Offer Document to transfer your Depositary Interests to an escrow balance.

(I) If you are not resident in, or are subject to, jurisdictions other than the UK
The attention of Alea Shareholders not resident in or subject to jurisdictions other than the UK and of persons who may intend, or have an obligation, to forward the Offer Document and/or this Form of Acceptance outside the United Kingdom is drawn to paragraph 5 of Part B and paragraph 1(b)(ii) of Part C of Appendix I to the Offer Document.

(J) Validity of acceptance of the Offer
Without prejudice to Part B of Appendix I to the Offer Document, FIN Acquisition reserves the right, subject to the Code, to treat as valid in whole or in part, any acceptance of the Offer which is not entirely in order or in correct form or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other relevant document(s) (or, in the case of Book Entry Shares, in respect of which the relevant share certificates are not delivered by Mellon Investor Services L.L.C. to Capita Registrars) or is received by it at any place or places or in any form or manner other than as set out in this Form of Acceptance or in the Offer Document. In that event, no payment of cash under the Offer will be made until after the acceptance is entirely in order and (as applicable) the relevant transfer to escrow has settled or the relevant share certificate(s) and/or other document(s) of title or affidavits of loss or indemnities satisfactory to FIN Acquisition have been received by Capita Registrars.

(K) Payment of consideration
The consideration payable under the Offer cannot be sent to you unless all relevant documents have been properly completed and lodged with Capita Registrars at the address and in the manner described on page 1 of this Form of Acceptance.

Merrill Corporation Ltd, London
07-14818-2

File No. 82-34885

If you have sold or transferred all of your Alea Shares, please forward this document as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

This document is being sent to you for information purposes only.

Alea Group Holdings (Bermuda) Ltd.

Reclassification of the Company's listing under Chapter 14 of the Listing Rules

---

Application has been made to the UK Listing Authority for the Reclassification of the Company's listing on the Official List from a primary listing to that of an overseas company listed under Chapter 14 of the Listing Rules. It is expected that the Reclassification will become effective on 16 August 2007.

This document should be read as a whole. Your attention is drawn to the Letter from the Chairman of the Company which is set out in this document.

This document does not constitute or form part of any offer or invitation to sell or issue or a solicitation of any offer to acquire, purchase or subscribe for shares in any jurisdiction.

CONTENTS

LETTER FROM THE CHAIRMAN OF ALEA GROUP HOLDINGS (BERMUDA) LTD.

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08, Bermuda

Tel +441 296 9150
Fax +441 296 9152
Email bermuda@aleagroup.com

REINSURANCE
INSURANCE
FINANCIAL
ALTERNATIVE RISK

Alea

Directors:
Robert Kauffman *(Non-Executive Chairman)*
Mark Cloutier *(Group President and Chief Executive Officer)*
Kirk Lusk *(EVP, Chief Financial Officer and Chief Operating Officer)*
Randal Nardone *(Non-Executive Director)*
Greg Share *(Non-Executive Director)*

18 July 2007

For information only to all Alea Shareholders and to participants in the Alea Share Schemes

Dear Alea Shareholder/participant in the Alea Share Schemes,

RECLASSIFICATION OF THE COMPANY'S LISTING

1. Introduction

On 5 July 2007, FIN Acquisition announced that its offer to acquire all of the issued and to be issued common shares of par value $0.01 each in the Company had become wholly unconditional. As at that date, FIN Acquisition had received valid acceptances of the Offer in respect of a total of 115,712,558 Alea Shares, representing approximately 67 per cent. of the Alea Shares in issue.

FIN Acquisition had stated in the Offer Document that in order to reduce overhead costs consistent with Alea's business plan, it intended to convert the listing of the Alea Shares on the Official List from a primary listing to a secondary listing, with the effect that Alea's continuing obligations under the Listing Rules would be limited to those set forth in Chapter 14 of the Listing Rules. FIN Acquisition also stated in the Offer Document that following the Offer becoming wholly unconditional it and its Affiliates may devote significant resources to provide management and other advisory services to the members of the Alea group in order to assist the Company in executing its business plan, in consideration for the receipt of appropriate fees on an arms' length basis for the provision of such services.

Following the Offer becoming wholly unconditional, FIN Acquisition has requested the Board to take the steps necessary to effect the reclassification of the Company's listing to that of an overseas company with a secondary listing under Chapter 14 of the Listing Rules.

The purpose of this document is to provide you with details of the Reclassification, including the background to and reasons for the Reclassification and to explain why your Board considers the Reclassification to be in the best interests of the Company.

The Reclassification is not subject to the approval of Alea Shareholders and this document is being sent to you for information purposes only. It is expected that the Reclassification will become effective on or around 16 August 2007.

2. Background to and reasons for the Reclassification

The Alea Shares were admitted to the Official List in November 2003. Since that time, the Company has been subject to the obligations under the Listing Rules which apply to companies with a primary listing of equity securities on the Official List. The Alea Shares are not listed in any other jurisdiction.

Overseas companies (which include companies incorporated in Bermuda) are now able to list on the Official List with only a secondary listing, under Chapter 14 of the Listing Rules, without having to have a

primary listing in another jurisdiction. Chapter 14 of the Listing Rules, which is currently entitled "Secondary listing of overseas company" but which the UK Listing Authority has proposed in consultation to re-name as "The European Core Standard", sets out directive minimum standards that overseas companies must comply with to obtain and maintain a secondary listing on the London Stock Exchange, and does not impose the same level of initial and on-going requirements on non-UK entities seeking a listing on the London main market as apply to companies with a primary listing of equity securities.

In particular the ongoing requirements applicable to companies with a primary listing of equity securities include the provisions of Chapter 10 of the Listing Rules, which requires that such companies must seek and obtain shareholder approval in order to complete certain "significant" transactions. In addition, these requirements specify that, subject to limited exceptions, listed companies must comply with Chapter 11 of the Listing Rules, which requires (among other things) the obtaining of shareholder approval and/or independent "fairness" opinions in respect of transactions entered into between the listed company and its "related parties". For the purpose of the Listing Rules, an entity's "related parties" include its substantial shareholders (holders of ten per cent. or more of its voting shares), its directors and shadow directors, certain joint venture partners, persons exercising significant influence over the entity and each of their respective associates.

The Reclassification will enable the Company to complete certain transactions without the requirement to seek approval from Alea Shareholders. Your Board believes that the added flexibility and speed to completion of acquisitions and other transactions that the Reclassification will permit will improve the ability of the Company to take advantage of opportunities to enter into such transactions which may arise from time to time.

In addition, the Reclassification will enable the Company to enter into transactions with Affiliates of FIN Acquisition without needing to obtain shareholder approval and/or independent "fairness" opinions. Your Board believes that the management and other advisory services which Affiliates of FIN Acquisition are able to provide to the Company are likely to provide significant value to the Company in executing its business plan, and considers that the ability to enter into such arrangements without the need to comply with the provisions of Chapter 11 of the Listing Rules, thereby avoiding the associated costs, delay and uncertainty, will be of benefit to the Company.

Your Board believes that the Reclassification will enable the Company to realise significant cost savings by reducing the Company's ongoing compliance overheads, consistent with Alea's business plan, as well as reducing costs associated with the execution of transactions which your Board may consider to be beneficial to the Company from time to time.

Your Board has also taken into account the fact that FIN Acquisition, which currently holds a total of 118,993,857 Alea Shares, representing approximately 68 per cent. of the Alea Shares in issue, is strongly in favour of the Reclassification.

3. Certain differences between a primary listing of equity securities and a listing under Chapter 14

The effect of the Reclassification is that the provisions of Chapters 7 to 13 (inclusive) of the Listing Rules would cease to apply to the Company. In summary, these requirements relate to the following matters:

- the application of certain generic "Listing Principles" (Chapter 7);
- the requirement to appoint a sponsor in certain circumstances (Chapter 8);
- various continuing obligations imposed on a listed company, including specific contents requirements for circulars issued by the Company (Chapters 9 and 13);
- the requirement to announce or obtain shareholder approval for certain transactions (depending on their size and nature) and for certain transactions with "related parties" (Chapters 10 and 11); and
- certain restrictions in relation to the Company dealing in its own securities and treasury shares (Chapter 12).

A summary of the provisions of Chapters 7 to 13 (inclusive) of the Listing Rules is set out in Appendix 1 to this document. A summary of the more limited requirements of Chapter 14 of the Listing Rules is set out in Appendix 2 to this document.

Shareholders wishing to view the Listing Rules in full can do so on-line at
http://fsahandbook.info/FSA/html/handbook/LR.

4. Conclusion

Given the Company's ability to move from a super-equivalent standard to a directive minimum standard, your Board believes that it is in the Company's best interests to do so, as this will provide the Company with maximum flexibility to allow the Company to complete certain transactions without the requirement to seek shareholder approval. Your Board believes that the cost savings, flexibility, and speed to completion of transactions that the Reclassification will provide will assist the Company to achieve its business plan objectives and that the Reclassification is in the best interests of all Alea Shareholders.

Yours faithfully

Robert Kauffman

Chairman of Alea Group Holdings (Bermuda) Ltd.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Affiliate"	in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management (including, without limitation, investment management) and policies of the person, whether through the ownership of voting securities, control of voting rights, by contract or otherwise
"Alea Shareholders"	holders of Alea Shares from time to time
"Alea Shares"	common shares of par value $0.01 each in Alea
"Alea Share Schemes"	the 1998 Stock Purchase and Option Plan for Key Employees of RR Holding Company AG and Subsidiaries, the Bermuda Plan, the Executive Plan, the Fisher Capital Option Agreements and the Al-Naqib Option Agreement
"Al Naqib Option Agreement"	the Performance and Two Year Stock Option Agreement dated July 7, 2000, between RR Holding Company AG and Loay Al-Naqib, as amended by the Stock Repurchase and Amendment Agreement dated February 5, 2003, and the Separation Agreement, General Release and Covenant not to Sue dated February 5, 2003 in each case between Alea (Bermuda) Ltd and Loay Al-Naqib
"Bermuda Plan"	the 2002 Stock Purchase and Option Plan for Key Employees of Alea Group Holdings (Bermuda) Ltd. and Subsidiaries, as amended
"Board" or "Directors"	the board of directors of the Company
"Combined Code"	The corporate governance code issued by the Financial Reporting Council
"Company" or "Alea"	Alea Group Holdings (Bermuda) Ltd.
"directive minimum"	the minimum obligations required to be imposed on issuers under the Consolidated Admissions and Reporting Directive as set out in Chapter 14 of the Listing Rules
"Disclosure Rules"	the disclosure rules made pursuant to Part VI of FSMA as amended by the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006
"Executive Plan"	the Alea Group Executive Option and Stock Plan
"FIN Acquisition"	FIN Acquisition Limited, a company limited by shares incorporated in Bermuda with registered number 39830 whose registered office is at Thistle House, 4 Burnaby Street, Hamilton HM11, Bermuda
"Fisher Capital Option Agreements"	the Stock Option Agreement dated 19 December 2001 between Alea and Fisher Capital Corp, L.L.C. and Amended and Restated Stock Option Agreement dated 19 May 2000 between RR Holding Company AG and Fisher Capital Corp. L.L.C. and First Amendment thereto dated 3 April 2002 between Alea Group Holdings AG and Fisher Capital Corp. L.L.C.
"FSA"	the Financial Services Authority

"FSMA"	the Financial Services and Markets Act 2000, as amended
"Listing Principles"	the listing principles set out in Chapter 7 of the Listing Rules
"Listing Rules"	the Listing Rules of the UKLA
"Model Code"	the Model Code on directors' dealings in securities set out in Listing Rule 9 Annex 1
"Offer"	the recommended cash offer made by or on behalf of FIN Acquisition for all of the Alea Shares which was declared wholly unconditional on 5 July 2007
"Offer Document"	the offer document dated 2 June 2007 pursuant to which the Offer was made
"Official List"	the official list of the UK Listing Authority
"PD Regulations"	the Prospectus Directive Regulation (No 2004/809/EC)
"prohibited period"	has the meaning given to it in the Listing Rules
"Reclassification"	the reclassification of the Company's status as a Chapter 14 listed issuer under Chapter 14 of the Listing Rules instead of its current status as an issuer of equity securities with a primary listing under the Listing Rules
"RIS"	a Regulatory Information Service that is approved by the FSA as meeting the Primary Information Provider criteria and that is on the list of Regulatory Information Services maintained by the FSA
"super-equivalent"	the obligations contained in Chapters 7 to 13 (inclusive) of the Listing Rules being at least equivalent to the obligations required by the Consolidated Admissions and Reporting Directive
"Transparency Rules"	the Transparency Rules made pursuant to Part VI of FSMA as implemented by the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006
"UKLA" or "UK Listing Authority"	the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA

APPENDIX 1

Summary of Chapters 7 to 13 (inclusive) of the Listing Rules

The effect of the Reclassification is that the provisions of Chapters 7 to 13 (inclusive) of the Listing Rules will cease to apply to the Company and instead the provisions of Chapter 14 of the Listing Rules will apply to the Company. A summary of Chapters 7 to 13 (inclusive) of the Listing Rules as they currently apply to the Company is set out below. A summary of Chapter 14 of the Listing Rules is set out in Appendix 2 to this document.

Chapter 7—Listing Principles

Chapter 7 of the Listing Rules sets out the Listing Principles. The purpose of the Listing Principles is to ensure that issuers pay due regard to the fundamental role they play in maintaining market confidence and ensuring fair and orderly markets. They are designed to assist listed companies in identifying their obligations and responsibilities under the Listing Rules and the Disclosure Rules. The Listing Principles are as follows:

- *Listing Principle 1*—A listed company must take reasonable steps to enable its directors to understand their responsibilities and obligations as directors.
- *Listing Principle 2*—A listed company must take reasonable steps to establish and maintain adequate procedures, systems and controls to enable it to comply with its obligations.
- *Listing Principle 3*—A listed company must act with integrity towards holders and potential holders of its listed equity securities.
- *Listing Principle 4*—A listed company must communicate information to holders and potential holders of its listed equity securities in such a way as to avoid the creation or continuance of a false market in such listed equity securities.
- *Listing Principle 5*—A listed company must ensure that it treats all holders of the same class of its listed equity securities that are in the same position equally in respect of the rights attaching to such listed equity securities.
- *Listing Principle 6*—A listed company must deal with the FSA in an open and co-operative manner.

Chapter 8—Sponsors

Chapter 8 of the Listing Rules sets out the circumstances in which a listed company must appoint a sponsor, the role of a sponsor, the responsibilities of listed companies, the criteria for approval as a sponsor and the regime for supervision of sponsors.

A sponsor must be an authorised person under FSMA and must be registered on the UKLA's register of sponsors.

When a sponsor must be appointed or its assistance obtained

A company must appoint a sponsor when applying for a primary listing of its equity securities. A listed company must appoint a sponsor on each occasion that it:

- makes an application for admission for equity securities which requires the production of a prospectus;
- is required to produce a class 1 circular;
- is producing a circular that proposes a reconstruction or a refinancing which does not constitute a class 1 transaction;
- is producing a circular for the proposed purchase of its own shares which does not constitute a class 1 transaction and is required to including a working capital statement; and
- is required to do so by the FSA because it appears to the FSA that there is, or there may be, a breach of the Listing Rules or the Disclosure Rules by the listed company.

A listed company must obtain a sponsor's guidance if it proposes to enter into:

- a transaction which could be a class 1 transaction or a reverse takeover under Chapter 10 of the Listing Rules (see below); or
- a transaction which is, or may be a related party transaction under Chapter 11 of the Listing Rules (see below).

Role of a sponsor: general

The sponsor's responsibilities to a listed company are to:

- guide it on:
  - the "application or interpretation" of the Listing Rules and Disclosure Rules with "due care and skill"; and
  - understanding and meeting its responsibilities under the Listing Rules and the Disclosure Rules; and
- perform certain services on applications for admission by new applicants, applications for further admission of shares to listing and on certain transactions (see below).

Where a sponsor is giving advice on the application or interpretation of the Listing Rules or the Disclosure Rules, it must take reasonable steps to satisfy itself that the directors of the listed company understand the nature and extent of their responsibilities under the Listing Rules and the Disclosure Rules.

Role of a sponsor: transactions

Chapter 8 sets out specific rules on what a sponsor must or must not do when acting for a listed company in connection with certain transactions which include the following:

- where the sponsor is acting for a new applicant for listing and the production of a prospectus is required, it must:
  - not submit a listing application unless it has come to a reasonable opinion, after due and careful enquiry, that: the applicant has satisfied the applicable listing and prospectus requirements; the directors of the applicant have established procedures which enable the applicant to comply with the Listing Rules and the Disclosure Rules on an ongoing basis; the directors of the applicant have established procedures which provide a reasonable basis for them to make proper judgments on an ongoing basis as to the financial position and prospects of the applicant and its group; and the directors of the applicant have a reasonable basis on which to make the working capital statement; and
  - ensure that no equity shares are placed with connected clients of the sponsor or of any securities house or other intermediary assisting with the offer, unless placed with a market maker or fund manager for the purposes of its business as such;
- where the sponsor is acting for a listed company with securities already admitted to listing, it must not submit a listing application in respect of further shares unless it has come to a reasonable opinion, after due and careful enquiry, that the listed company has satisfied the applicable listing and prospectus requirements and the directors of the listed company have a reasonable basis on which to make the working capital statement; and
- where the sponsor is acting for a listed company which is producing a class 1 circular, a circular proposing a reconstruction or refinancing or a circular for the purchase of the listed company's own shares, it must not submit an application for approval of the circular unless it has come to a reasonable opinion, after having made due and careful enquiry, that the transaction will not have an adverse impact on the listed company's ability to comply with the Listing Rules or the Disclosure Rules and must also be satisfied that the directors have a reasonable basis on which to make the working capital statement.

Responsibilities of listed companies

Under Chapter 8 of the Listing Rules, a listed company is required to notify the FSA of the name and contact details of any sponsor appointed in accordance with the Listing Rules and must also notify the FSA if a sponsor which has been appointed resigns or is dismissed.

Chapter 9—Continuing obligations

Chapter 9 of the Listing Rules sets out certain continuing obligations with which a company with a primary listing of equity shares must comply. The key obligations are summarised below.

Requirements with continuing application

Listing Rule 9.2 contains a number of eligibility requirements and other requirements which have a continuing application. These obligations include:

- *Contact details*—Listed companies are required to keep the FSA updated with the contact details of at least one appropriate person to receive enquiries in the first instance about the company's compliance with the Listing Rules and the Disclosure Rules.
- *Admission to trading*—A company with listed equity securities or listed preference shares must be admitted to trading on a market for listed securities at all times.
- *Compliance with Disclosure Rules*—Listed companies must comply with Chapter 2 of the Disclosure Rules and Transparency Rules sourcebook which contains obligations to disclose and control inside information and a requirement to draw up and maintain insider lists.
- *Compliance with the Transparency Rules*—Listed companies must comply with Chapters 4, 5 and 6 of the Disclosure Rules and Transparency Rules sourcebook which contain obligations relating to periodic financial reporting, vote holder and issuer notifications and access to information.
- *Compliance with the Model Code*—The Model Code imposes certain restrictions on dealing in the securities of a listed company. In particular, the Model Code requires that certain persons do not deal in the company's securities without clearance and that any application for clearance to deal at certain times (including close periods, which are periods before the listed company makes its regular results announcements) must be refused. Listed companies are required to comply with the Model Code and must require that persons discharging managerial responsibilities (including directors) and employees with access to inside information (employee insiders) also comply with the Model Code and take all proper and reasonable steps to secure their compliance.
- *Shares in public hands*—Listed companies must ensure that at least 25 per cent. of any class of listed shares is in public hands and notify the FSA as soon as possible in the event of non-compliance.

Continuing obligations: holders

Listing Rule 9.3 contains a number of continuing obligations in relation to the holders of securities in listed companies, including:

- *Proxy forms*—Together with the notice of meetings, listed companies must send a proxy form containing prescribed information to each person entitled to vote at the meeting and ensure that the proxy form provides for at least two-way voting on all resolutions intended to be proposed with the exception of procedural resolutions.
- *Pre-emption rights*—Subject to certain exemptions, a listed company proposing to issue equity shares for cash or to sell treasury shares that are equity securities for cash must first offer those securities to existing holders of that class in proportion to their existing holdings.

Transactions

Listing Rule 9.5 contains certain requirements in relation to transactions carried out by listed companies including:

- *Rights issues, open offers, vendor consideration placings and offers for sale or subscription*—A listed company must comply with certain requirements when carrying out a rights issue, open offer, vendor consideration placing and offer for sale or subscription.

- *Discounts not to exceed 10 per cent.*—If a listed company makes an open offer, placing, vendor consideration placing or offer for subscription of equity shares or an issue out of treasury shares of a class already listed, the price must not be at a discount of more than 10 per cent. to the middle market price of those shares at the time of announcing the offer or agreeing the placing (as the case may be). The 10 per cent. discount limit does not apply if the terms of the offer or placing and that discount have been specifically approved by the listed company shareholders or it is the issue of shares or sale of treasury shares made on a pre-emptive basis.
- *Reconstruction or refinancing*—If a listed company produces a circular containing proposals relating to a reconstruction or refinancing the circular must comply with the relevant provisions of Chapter 13 of the Listing Rules and must include a working capital statement.

Notifications

Listing Rule 9.6 contains certain notification requirements including:

- *Notifications relating to capital*—A listed company must notify a RIS as soon as possible of the following information relating to its capital:
  - proposed changes to its capital structure;
  - any change in the rights attaching to any class of its listed securities;
  - any redemption of listed shares;
  - any extension of time granted for the currency of temporary documents of title;
  - the effect, if any, of any issue of further securities on options, warrants and other securities convertible into equity shares; and
  - the results of new issues of securities or of a public offering of existing securities.
- *Notification of lock-up arrangements*—A listed company must notify a RIS as soon as possible of any:
  - disposal of equity shares under an exemption in a lock-up arrangement (an arrangement between an underwriter and certain shareholders of a company requiring the shareholders to refrain from selling their shares in the public market for a specified lock-up period after a public offering); or
  - variation of lock-up arrangements,

details of which were disclosed in accordance with the PD Regulations.

- *Notification of change of accounting reference date*—A listed company must notify a RIS as soon as possible of any change in its accounting reference date. If the change in accounting reference date leads to an extension of the accounting period to more than 14 months, the company must produce a second interim report.
- *Notification of board changes*—A listed company must notify a RIS as soon as possible (and in any event by the end of the business day following the decision or receipt of notice of the change) of any change to the board including appointments, removals, retirements, resignations or important changes to the role, functions or responsibilities of directors. Such notification must contain certain specified information.
- *Notification of shareholders resolutions*—A listed company must notify a RIS as soon as possible after a general meeting of all resolutions passed by the company other than resolutions concerning ordinary business passed at an annual general meeting.

Chapter 10—Significant transactions

Chapter 10 of the Listing Rules deals with transactions, principally acquisitions or disposals, by a listed company or its subsidiary undertakings. It applies to sales and purchases of shares, businesses and assets, although certain transactions are excluded, including transactions of a revenue nature in the ordinary course of business and any transaction between a listed company and its wholly-owned subsidiary.

The class tests

The Listing Rules classify a transaction according to its size by reference to a number of difference "percentage ratios" or "class tests" as follows:

- *The gross assets test*—Gross assets the subject of the transaction divided by the gross assets of the listed company;
- *The profits test*—Profits attributable to the assets the subject of the transaction divided by the profits of the listed company;
- *The consideration test*—Consideration for the transaction divided by the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company; and
- *The gross capital test*—Gross capital of the company or business being acquired divided by the gross capital of the listed company.

The Listing Rules contain aggregation rules which aim to prevent transactions that would otherwise be significant enough to require shareholder approval from being split into a series of smaller transactions.

Classifying transactions

The figures resulting from the application of the class tests are used to classify the transactions as follows:

- *Class 1*—any percentage ratio is 25 per cent. or more.
- *Class 2*—any percentage ratio is 5 per cent. or more, but each is less than 25 per cent.
- *Class 3*—all percentage ratios are less than 5 per cent.
- *Reverse takeover*—an acquisition by a listed company of a business, an unlisted company or assets, where any class test is 100 per cent. or more or which would result in a fundamental change in the business or a change in board or voting control of the listed company. If, however, certain conditions are satisfied, a transaction that would otherwise be a reverse takeover will be treated as a class 1 transaction.

Class 1 requirements

A class 1 transaction requires:

- notification to a RIS containing prescribed details of the transaction as soon as possible after the terms of the transaction have been agreed;
- an explanatory circular to be sent to shareholders; and
- prior shareholder approval (by ordinary resolution) and the transaction to be conditional on that approval being obtained.

Class 2 requirements

Prescribed details of a class 2 transaction must be notified to a RIS as soon as possible after the terms of the transaction are agreed.

Class 3 requirements

A class 3 transaction does not require any notification to a RIS unless the company releases any details to the public, or in the case of an acquisition, the consideration includes the issue of shares which will be listed.

Reverse takeover requirements

Where a transaction constitutes a reverse takeover, a listed company must comply with the class 1 requirements (namely preparation of a class 1 circular and shareholder approval).

When a listed company completes a reverse takeover, the FSA will generally cancel the listing of its securities. If the company wishes to be re-listed following completion of the transaction, it will need to re-apply for listing of its securities and satisfy the relevant requirements for listing.

Chapter 11—Related party transactions

Chapter 11 of the Listing Rules imposes certain safeguards in respect of the following types of transaction:

- transactions (other than transactions of a revenue nature in the ordinary course of business) between a listed company (or any of its subsidiary undertakings) and a related party;
- any arrangements pursuant to which a listed company (or any of its subsidiary undertakings) and a related party each invests in or provides finance to another undertaking or asset; and
- any transaction or arrangement (other than a transaction of a revenue nature in the ordinary course of business) between a listed company (or any of its subsidiary undertakings) and any other person, that may benefit a related party.

Related parties

For the purposes of Chapter 11 of the Listing Rules, a "related party" is:

- a person who is (or was within the 12 months before the transaction or arrangement) a substantial shareholder, that is, any person (excluding a bare trustee) who is, or, was entitled to exercise or control the exercise of 10 per cent. or more of the votes at a general meeting of the company (or of any of its subsidiary undertakings (which are not "insignificant subsidiaries" (that is, an undertaking that represents less than 10 per cent. of the profits and assets of the listed company in each of the previous three years)), parent undertaking or a fellow subsidiary of its parent undertaking);
- a person who is (or was within the 12 months before the transaction or arrangement) a director or shadow director of the listed company or any other company which is (and, if he has ceased to be such, was while he was a director or shadow director of such other company) its subsidiary undertaking (which is not an insignificant subsidiary), a parent undertaking or a fellow subsidiary of its parent undertaking;
- a 50/50 joint venture partner;
- a person exercising significant influence (that is, a person or entity which exercises significant influence over the listed company (other than a 50/50 joint venture partner)); and
- an associate of any of the above (which includes, in the case of related parties who are individuals: spouses; civil partners; children; trustees (acting as such) of any trust of which the individual or any member of the individual's family is a beneficiary or discretionary object; and any company whose equity is controlled by the individual or any member or members (taken together) of the individual's family, and in the case of related parties which are companies: subsidiary undertakings; parent undertakings; or a fellow subsidiary of its parent undertaking; and any company whose directors are accustomed to act in accordance with that person's directions or instructions).

Related party transaction requirements

Subject to certain exemptions, the requirements for a related party transaction are:

- notification to a RIS containing prescribed details of the transaction and the related party;
- an independent "fairness" opinion in respect of the transaction;
- an explanatory circular to be sent to shareholders; and
- shareholder approval prior to the transaction being entered into or, if shareholder approval is made a condition, prior to completion (the related party and its associates should not vote on any relevant resolution).

Chapter 12—Dealing in own securities and treasury shares

Chapter 12 of the Listing Rules contains rules applicable to a listed company that:

- purchases its own securities;
- sells or transfers treasury shares;
- purchases or redeems its own securities during a prohibited period; or
- purchases its own securities from a related party.

Prohibition on purchase of own securities

Subject to certain exemptions, Listing Rule 12.2 prohibits a listed company from purchasing or redeeming (or making an early redemption of) its own securities during a prohibited period. A "prohibited period" is a close period (the 60 days prior to publication of the preliminary announcement of the annual or half yearly results, or, if shorter the period from the end of the relevant financial period to the date of publication) or any period where there exists any matter which constitutes inside information in relation to the company.

Purchase from a related party

Listing Rule 12.3 requires that where a listed company purchases its own equity securities or preference shares from a related party, whether directly or through intermediaries, it must comply with the related party transaction rules set out in Chapter 11 of the Listing Rules (see above). This does not apply however, in the case of a tender offer made to all holders of the class of securities or a market purchase pursuant to a general authority granted by shareholders made without prior understanding arrangement or agreement between the listed company and any related party.

Purchase of own equity shares

Listing Rule 12.4 sets out certain requirements where a listed company is purchasing its own equity shares including:

- *Requirements relating to purchases of less than 15 per cent.*—Unless a tender offer is made to all holders of a class of equity securities, purchases by a listed company of less than 15 per cent. of any class of its equity shares (excluding treasury shares) pursuant to a general authority granted by shareholders may only be made if the price is above a specified level.

- *Requirements relating to purchases of 15 per cent, or more*—purchases by a listed company of 15 per cent. or more of any class of its equity shares (excluding treasury shares) must be made by way of a tender offer to all holders of a class of equity securities.

- *Notification prior to purchase*—Any decision by the board of a listed company to submit to the shareholders a proposal for the listed company to be authorised to purchase its own equity shares must be notified to a RIS as soon as possible as must the outcome of the relevant shareholders meeting.

- *Notification of purchases*—Any purchase of a listed company's own equity shares by or on behalf of the company or any other member of its group must be notified to a RIS as soon as possible and in any event by 7:30 a.m. on the following business day.

Treasury shares

Listing Rule 12.6 sets out certain provisions in relation to treasury shares. In particular there is:

- a prohibition, subject broadly to certain exceptions to facilitate the operation of employee share schemes as permitted by the Model Code, on sales of treasury shares for cash, or transfers of treasury shares for the purposes of, or pursuant to, an employee share scheme, during a prohibited period (that is, during a close period or any period where there exists any matter which constitutes inside information in relation to the company); and

- a requirement for a listed company to notify a RIS as soon as possible and in any event by 7:30 a.m. on the following business day:

  - if by virtue of its holding treasury shares a listed company is allotted shares as part of a capitalisation issue; and

  - of any sale for cash, transfer for the purposes of, or pursuant to, an employee share scheme or cancellation of treasury shares (whether equity shares or otherwise) by the company.

Chapter 13—Contents of circulars

Chapter 13 of the Listing Rules contains detailed provisions in relation to circulars issued by a listed company to holders of its equity securities including:

- *Circulars to be approved*—Subject to certain limited exemptions, all circulars issued by a listed company must be approved by the FSA. The procedures required to be followed to obtain such approval are also set out in Chapter 13.
- *Contents of circulars*—Listing Rule 13.3 sets out the content requirements for all circulars issued by a listed company and the rest of Chapter 13 sets out the specific content requirements for different types of circulars including:
  - — class 1 circulars (relating to significant transactions entered into by a listed company);
  - — related party circulars; and
  - — circulars about purchases of own equity securities.

APPENDIX 2

Summary of Chapter 14 of the Listing Rules

The effect of the Reclassification will be that the provisions of Chapters 7 to 13 (inclusive) of the Listing Rules will cease to apply to the Company and, instead, the provisions of Chapter 14 of the Listing Rules will apply to the Company. A summary of the provisions of Chapter 14 of the Listing Rules as they currently apply is set out below. A summary of Chapters 7 to 13 (inclusive) of the Listing Rules is set out in Appendix 1 to this document.

Chapter 14—Secondary listing of overseas company

Chapter 14 of the Listing Rules applies to an overseas company with or applying for a secondary listing of equity securities.

Requirements for listing

An applicant who is applying for a secondary listing of equity securities must comply with all the requirements listed in Chapter 2 of the Listing Rules, which specifies the requirements for listing for all securities. In addition to the Chapter 2 requirements, if an application is made for the admission of a class of shares, 25 per cent. of shares of that class must be distributed to the public in one or more EEA States.

Continuing obligations

Listing Rule 14.3 sets out the continuing obligations of an overseas company with a secondary listing and states that an overseas company's listed securities must be admitted to trading at all times. The issuer must have sufficient shares of any listed class in public hands (as detailed above) at all times in the relevant jurisdictions and must notify the FSA as soon as possible if these holdings fall below the stated level.

There are a number of other continuing obligations applicable to these issuers. These include requirements as to:

- forwarding of circulars and other documentation to the FSA for publication through the document viewing facility, and related notification to a RIS;
- the provision of contact details of appropriate persons nominated to act as a first point of contact with the FSA in relation to compliance with the Listing Rules and Disclosure Rules;
- temporary and definitive documents of title;
- RIS notification obligations in relation to a range of matters relating to the capital of the issuer; and
- compliance with Chapters 4, 5 and 6 of the Disclosure Rules and Transparency Rules sourcebook which contain obligations relating to periodic financial reporting, vote holder and issuer notifications and access to information.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or the contents of this document or what action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all your Alea Shares, please send this document and the accompanying Form of Acceptance and the reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. **However, such documents should not be forwarded or transmitted in or into Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred only part of your holding of Alea Shares, you should retain these documents for your use.**

This document should be read in conjunction with the Circular and the Form of Acceptance.

Recommended Cash Offer

by

Lazard & Co., Limited

on behalf of

FIN Acquisition Limited

a company formed at the direction of
private equity funds managed by Fortress Investment Group

and, in the United States, Australia and Canada,
by FIN Acquisition Limited

for

Alea Group Holdings (Bermuda) Ltd.

VOTES IN FAVOUR OF THE AMALGAMATION WILL NOT BE TREATED AS ACCEPTANCES OF THE OFFER. ACCORDINGLY, ALL ALEA SHAREHOLDERS, INCLUDING THOSE WHO HAVE VOTED IN FAVOUR OF THE AMALGAMATION, WHO WISH TO ACCEPT THE OFFER AND RECEIVE THE CONSIDERATION PAYABLE UNDER THE OFFER IN THE EVENT THAT THE OFFER BECOMES WHOLLY UNCONDITIONAL ARE REQUIRED TO COMPLETE, SIGN AND RETURN THE FORM OF ACCEPTANCE OR MAKE AN ELECTRONIC ACCEPTANCE AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED OR SETTLED BY NO LATER THAN 1.00 P.M. (LONDON TIME)/8.00 A.M. (NEW YORK TIME) ON 2 JULY 2007.

YOUR ATTENTION IS DRAWN TO THE LETTER FROM JOHN REEVE, CHAIRMAN OF ALEA, SET OUT IN PART 1 OF THIS DOCUMENT WHICH CONTAINS THE INDEPENDENT DIRECTORS' UNANIMOUS RECOMMENDATION THAT YOU ACCEPT THE OFFER.

TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE SHOULD BE COMPLETED, SIGNED AND RETURNED OR AN ELECTRONIC ACCEPTANCE MADE AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED OR SETTLED BY NO LATER THAN 1.00 P.M. (LONDON TIME)/8.00 A.M. (NEW YORK TIME) ON 2 JULY 2007.

THE PROCEDURE FOR ACCEPTING THE OFFER IS SET OUT AT PARAGRAPH 15 OF THE LETTER FROM LAZARD IN PART 2 OF THIS DOCUMENT AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Offer and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Offer.

Merrill Lynch is acting for Alea and no one else in connection with the Offer and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Offer.

The availability of the Offer or the distribution of this document to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This document has been prepared for the purposes of complying with English law and the Code (as further detailed in paragraph 9 of Part 2 of this document) and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England.

This document is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Offer should be made only on the basis of the information contained in this document and the accompanying Form of Acceptance.

The Offer in the United States, Australia and Canada will be made solely by FIN Acquisition. Neither Lazard nor any of its Affiliates will be making the Offer in the United States, Australia or Canada. References in this document to the Offer being made by Lazard should be read accordingly.

This document and the Form of Acceptance contain important information. Alea Shareholders are advised to read this document, the Form of Acceptance and the Circular.

Notice to US holders of Alea Shares

The Offer described in this document is being made for the issued share capital of Alea, a company based in Bermuda, and is subject to disclosure requirements different from those of the United States. The financial information has been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. US holders of Alea Shares are encouraged to consult with their own advisors in connection with the Offer.

It may be difficult for Alea Shareholders to enforce their rights and any claim arising out of the US federal securities laws, since FIN Acquisition is incorporated outside the United States and some or all of its officers and directors are residents of a country other than the United States. Alea Shareholders may not be able to sue FIN Acquisition or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel FIN Acquisition and its Affiliates to subject themselves to a US court's judgment.

In accordance with the Code, normal United Kingdom market practice, and subject to applicable regulatory requirements, FIN Acquisition, its Affiliates, or their respective nominees or brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Alea Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. These purchases, or arrangements to purchase, shall comply with applicable rules in the United Kingdom, including the Code, the rules of the UK Listing Authority and the rules of the London Stock Exchange and applicable US securities laws (except to the extent of any exemptive relief granted by the US Securities and Exchange Commission from Rule 14e-5 under the Exchange Act). Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable US securities laws).

Other jurisdictions

Unless otherwise determined by FIN Acquisition, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without

limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within Japan or any such jurisdiction. Accordingly copies of this document, the Form of Acceptance and/or any related document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan or any such jurisdiction, and persons receiving this document, the Form of Acceptance and/or any related document (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdiction as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to forward this document, the Form of Acceptance and/or any related document to any jurisdiction outside the United Kingdom and the United States should inform himself of, and observe, any applicable legal or regulatory requirements of that jurisdiction.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Alea Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Alea Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Alea Group's present and future business strategies and the environment in which the Alea Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Each of Fortress Investment Group, FIN Acquisition and Alea expressly disclaims any obligations or undertaking (other than reporting obligations imposed on Alea in relation to its listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Alea Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Alea Shareholders should note that although the Code does not apply to the Company its bye-laws apply equivalent provisions. This includes the provisions of Rule 8 of the Code, a note on which is set out below. Copies of Rule 8 disclosures should not be provided to the Panel.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of the Company, all "dealings" in any such "relevant securities" (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Acquisition becomes effective, lapses, is withdrawn, or upon the "offer period" otherwise ending. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by FIN Acquisition or by the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

VOTES IN FAVOUR OF THE AMALGAMATION WILL NOT BE TREATED AS ACCEPTANCES OF THE OFFER. ACCORDINGLY, ALL ALEA SHAREHOLDERS, INCLUDING THOSE WHO HAVE VOTED IN FAVOUR OF THE AMALGAMATION, WHO WISH TO ACCEPT THE OFFER AND RECEIVE THE CONSIDERATION PAYABLE UNDER THE OFFER IN THE EVENT THAT THE OFFER BECOMES WHOLLY UNCONDITIONAL ARE REQUIRED TO COMPLETE, SIGN AND RETURN THE FORM OF ACCEPTANCE (IF YOU HOLD SHARES IN CERTIFICATED FORM, INCLUDING BOOK ENTRY SHARES) OR MAKE AN ELECTRONIC ACCEPTANCE (IF YOU HOLD DEPOSITARY INTERESTS) AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED OR SETTLED BY NO LATER THAN 1.00 P.M. (LONDON TIME)/8.00 A.M. (NEW YORK TIME) ON 2 JULY 2007.

TO ACCEPT THE OFFER

(A) IF YOU HOLD ALEA SHARES IN CERTIFICATED FORM, INCLUDING BOOK ENTRY SHARES, YOU SHOULD COMPLETE THE ACCOMPANYING FORM OF ACCEPTANCE IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON. THE COMPLETED FORM OF ACCEPTANCE, TOGETHER WITH (SAVE IN THE CASE OF BOOK ENTRY SHARES) YOUR SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE SHOULD BE RETURNED AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO BE RECEIVED BY POST OR BY HAND (DURING NORMAL BUSINESS HOURS ONLY) BY CAPITA REGISTRARS, CORPORATE ACTIONS, THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT BR3 4TU, SO AS TO ARRIVE NO LATER THAN 1.00 P.M. (LONDON TIME)/8.00 A.M. (NEW YORK TIME) ON 2 JULY 2007. A REPLY-PAID ENVELOPE IS ENCLOSED FOR USE IN THE UNITED KINGDOM (POSTAGE MUST BE AFFIXED IF YOU USE THE ENVELOPE OUTSIDE THE UK).

(B) IF YOU HOLD DEPOSITARY INTERESTS YOU SHOULD READ PARAGRAPH 15(b) OF PART 2 OF THIS DOCUMENT AND ENSURE THAT AN ELECTRONIC ACCEPTANCE IS MADE BY YOU OR ON YOUR BEHALF AND THAT SETTLEMENT IS MADE NO LATER THAN 1.00 P.M. (LONDON TIME)/8.00 A.M. (NEW YORK TIME) ON 2 JULY 2007 IN CREST.

IF YOU REQUIRE ASSISTANCE IN COMPLETING YOUR FORM OF ACCEPTANCE (OR WISH TO OBTAIN AN ADDITIONAL COPY OF THIS DOCUMENT AND/OR AN ADDITIONAL FORM OF ACCEPTANCE) OR HAVE QUESTIONS IN RELATION TO MAKING AN ELECTRONIC ACCEPTANCE, PLEASE TELEPHONE CAPITA REGISTRARS ON 0870 162 3121 OR ON +44 20 8639 3399 IF CALLING FROM OUTSIDE THE UK.

IF YOU HAVE QUESTIONS IN RELATION TO BOOK ENTRY SHARES, PLEASE TELEPHONE MELLON INVESTOR SERVICES L.L.C. ON +1(201) 680 3864.

THE FIRST CLOSING DATE OF THE OFFER IS 1.00 P.M. (LONDON TIME)/8.00 A.M. (NEW YORK TIME) ON 2 JULY 2007.

CONTENTS

PART 1

LETTER FROM THE CHAIRMAN OF THE INDEPENDENT COMMITTEE OF ALEA GROUP HOLDINGS (BERMUDA) LTD.

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08, Bermuda

Tel +441 296 9150
Fax +441 296 9152
Email bermuda@aleagroup.com

REINSURANCE
INSURANCE
FINANCIAL
ALTERNATIVE RISK

Directors:
John Reeve *(Non-Executive Chairman)**
Mark Cloutier *(Group President and Chief Executive Officer)*
Kirk Lusk *(EVP, Chief Financial Officer and Chief Operating Officer)*
Timothy Faries *(Non-Executive Director)**
James Fisher *(Non-Executive Director)*
Todd Fisher *(Non-Executive Director)*
Perry Golkin *(Non-Executive Director)*
R. Glenn Hilliard *(Non-Executive Director)**
Scott Nuttall *(Non-Executive Director)*

Alea

* *Member of the Independent Committee*

2 June 2007

To all Alea Shareholders and, for information only, to participants in the Alea Share Schemes

Dear Alea Shareholder,

RECOMMENDED CASH OFFER BY LAZARD & CO., LIMITED ON BEHALF OF FIN ACQUISITION FOR ALEA

1. Introduction

On 4 April 2007, the Independent Directors of Alea and the Board of FIN Acquisition announced that they had reached agreement on the terms of the recommended cash acquisition of Alea by FIN Acquisition at the price of 93 pence per Alea Share in cash, to be implemented by means of an amalgamation between FIN Acquisition and Alea under the Bermuda Companies Act.

On 24 April 2007, the Circular relating to the Amalgamation was posted to Alea Shareholders.

On 15 May 2007, FIN Acquisition announced that 10,083,500 Alea Shares, representing approximately 6 per cent. of the Alea Shares in issue, had been acquired by an Affiliate of FIN Acquisition at a price of 96.5 pence in cash per Alea Share. In accordance with the requirements of the Code, FIN Acquisition increased the cash consideration which would be payable to Alea Shareholders if the Amalgamation were to become effective to 96.5 pence per Alea Share.

On 21 May 2007, FIN Acquisition announced that, in the event that the Amalgamation Agreement was not approved by the majority required by the Bermuda Companies Act at the Special General Meeting convened for that day or at an adjournment thereof it intended to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea, as it had reserved the right to do. Subsequently, the Special General Meeting was convened and adjourned to 6.00 p.m. (Bermuda time) on Thursday 31 May 2007.

On 22 May 2007, FIN Acquisition announced further details of the Offer.

The resolution to approve the Amalgamation Agreement was not approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting held on 31 May 2007. Accordingly,

FIN Acquisition has determined to implement the Acquisition by means of the Offer, in accordance with its announcement on 21 May 2007.

Alea has established a committee of Independent Directors in relation to the Acquisition because it is envisaged that certain of the other Alea Directors will or may have an ongoing involvement in Alea after the Acquisition and because certain of the other Alea Directors are connected with certain major shareholders.

2. The Offer

The Offer is contained in the letter from Lazard set out in Part 2 of this document and is being made on the following basis:

for each Alea Share **96.5 pence in cash**

The terms of the Offer value the issued share capital of Alea at approximately £168 million as at 21 May 2007, being the last business day prior to the date of the announcement of the Offer.

The Offer price of 96.5 pence per Alea Share represents:

- a premium of approximately 12.5 per cent. and 19.5 per cent. over the volume weighted average price of Alea Shares over the month and six months respectively immediately prior to the announcement of the Amalgamation;
- a premium of approximately 2.7 per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day prior to the announcement of the Amalgamation; and
- 85.2 per cent of Alea's adjusted net asset value per share as at 31 December 2006.

3. Undertakings to accept the Offer

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. These irrevocable undertakings have been received from:

(a) John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares), in respect of their own beneficial holdings of a total of 200,000 Alea Shares;

(b) Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of the Circular) who holds Alea Shares), in respect of his own beneficial holding of a total of 23,005 Alea Shares;

(c) Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, in respect of its holding of 149,600 Alea Shares;

(d) KKR 1996 Fund (Overseas), Limited Partnership, in respect of its holding of 68,171,560 Alea Shares;

(e) KKR Partners (International), Limited Partnership, in respect of its holding of 2,568,520 Alea Shares;

(f) State of Wisconsin Investment Board, in respect of its holding of 13,956,720 Alea Shares;

(g) New York State Retirement Co-Investment Fund L.P., in respect of its holding of 3,489,180 Alea Shares; and

(h) CalPERS/PCG Corporate Partners, L.L.C. in respect its holding of 6,978,360 Alea Shares.

These irrevocable undertakings will remain binding in the event of a higher competing offer being announced for Alea.

These irrevocable undertakings have recently been amended to the effect that the obligations of the providers of such undertakings to accept any offer made by FIN Acquisition to acquire the issued and to be issued share capital of Alea extend to any such offer which is announced prior to the Special General Meeting in addition to any such offer which may be announced within 14 days of the date on which the Amalgamation fails to become effective or any condition to which the Amalgamation is subject becomes incapable of satisfaction and is not waived in accordance with its terms, provided that such offer is in cash (or with a full cash alternative) and no less favourable to acceptors than the financial consequences of the Amalgamation (as increased from time to time) becoming effective.

In addition, in order for these irrevocable undertakings to better reflect the respective intentions of the parties thereto at the time each of them was originally entered into, each of them was amended to make it clear that it would remain binding in the event that the Implementation Agreement is terminated in certain circumstances, including upon the Independent Committee withdrawing or modifying its recommendation of the Acquisition.

4. Background to and reasons for the recommendation of the Offer

Until 2005, Alea was a global specialty insurance and reinsurance group with expertise in a wide range of property and casualty insurance and reinsurance products through operations in the United Kingdom, the United States, Bermuda and Switzerland, among other places.

In 2005, the Alea Group adopted a revised strategy due to actions taken by rating agencies. The downgrades in Alea's credit and financial strength ratings from the A-level significantly impaired its ability to attract new and renewal business. As a result the Alea Group was placed into run-off in the fourth quarter of 2005. The run-off of an insurance or reinsurance company involves settling all outstanding claims and liabilities, and, subject to regulatory approval, distributing residual capital and earnings to shareholders.

Following the announcement of the Alea Group's intention to cease underwriting and place its insurance operations into run-off, the Alea Group adopted a run-off plan that includes a proactive cost management programme including consolidation of certain operations to improve operational efficiency, and an aggressive claims management and commutation strategy. The key elements of the plan are aimed at preserving net assets through effective management of the run-off of the Alea Group's balance sheet, managing other operating expenses and finance costs to levels less than or equal to investment income, and ultimately return of capital to shareholders.

As part of the execution of this strategy, the Alea Group completed three unrelated renewal rights transactions in the fourth quarter of 2005 and the sale of its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company, in September 2006.

Against this background, the Board of Alea has considered proactively a wide range of possible options for further maximising value for shareholders through a potential sale of all or parts of the Alea Group. This strategy was first announced publicly on 9 September 2005, has been re-affirmed on several occasions and included exploring the feasibility of securing an attractive cash bid for Alea.

Since 2005, a number of parties from various sectors have had discussions with the Alea Group regarding a potential sale of all or parts of the Alea Group. As appropriate, the Alea Board has considered whether and to what extent to engage in further discussions with each potential party but until the proposal from Fortress Investment Group, no other proposal has offered adequate certainty on, *inter alia*, terms, conditionality or timescale to be put forward to Alea's shareholders. The proposal from Fortress Investment Group was sufficiently well-developed and the proposed Acquisition represents the outcome of these discussions.

In evaluating the proposed Acquisition, the Independent Directors have given due consideration to the many risks that may arise through the continued execution of the Alea Group's run-off plan. In particular, there can be no certainty over the profile of future claims patterns and the adequacy of the Alea Group's reserves to meet such claims. Reserves are estimated using actuarial and statistical projections at a given time based on the Alea Group's reasonable expectations of future trends often over significant timescales. There is inherent uncertainty in these projections and certain classes and years of business that the Alea Group has written historically have been subject to cumulative adverse reserving adjustments. Additionally, the Alea Group is regulated in several jurisdictions such that the timing and quantum of any proposed distribution of capital to Alea Shareholders would be subject to regulatory approval and to any limitations on proposed distributions required by those regulatory bodies.

The strategy that management has pursued over recent months has brought greater stability to the Alea Group. In the longer term, management believes that the Alea Group will become smaller as liabilities expire and assets are unwound. Investment income will reduce correspondingly, placing increasing pressure on the balance between the need to service claims and the desire to avoid cost overruns. The opportunities to realise profits from commutations should decline and the retention and motivation of senior management is expected to become more difficult. In these circumstances, the attractiveness of the Alea Group to potential acquirors may decrease. The Independent Directors believe that the most likely

strategies for Alea in the longer term would be either a sale to a large aggregator of run-off companies or to become an aggregator itself. The Independent Directors further believe that the Alea Group is not, absent a major capital increase, in a position to be an aggregator on a standalone basis, and that a sale to an aggregator in the future may be at a materially different price from that currently proposed under the terms of the Offer.

The Offer price of 96.5 pence per Alea Share represents 85.2 per cent. of adjusted net asset value per share as at 31 December 2006. The net asset value as at 31 December 2006 is adjusted to exclude the effect of loss reserve discounting, reducing the net asset value by $95.5 million. Under IFRS, Alea is allowed to take the benefit of loss reserve discounting. Certain other generally accepted accounting principles do not allow such treatment, including US GAAP. Under IFRS, the loss reserve discount will unwind over time as an expense in the Alea Group's profit and loss account, further reducing its reported profits. Based on the Alea Group's internal models, the Offer price is within the range of potential valuations for the Alea Group considered by the Independent Directors in reaching their recommendation and provides Alea Shareholders with a clean exit, in cash, free from the significant execution risk inherent in a prolonged run-off.

The Board of Alea is aware of two approaches from parties other than FIN Acquisition interested in acquiring Alea. The Board of Alea regards those approaches as being provisional and cannot see that they are likely to be implemented given the nature of the irrevocable undertakings which have been provided to FIN Acquisition and the acceptance condition applying to the Offer.

The Independent Directors have taken advice from Merrill Lynch. In providing advice to the Independent Directors, Merrill Lynch has taken into account the Independent Directors' commercial assessments.

5. The Board of Alea and employees

Following the Offer becoming or being declared wholly unconditional, FIN Acquisition intends to appoint new directors to the Board of Alea, including Robert Kauffman, Jon Ashley and Greg Share. It is intended that Mark Cloutier and Kirk Lusk will continue as directors of Alea. It is further intended that all other current directors of Alea will resign from the Board of Alea upon the Offer becoming or being declared wholly unconditional. Going forward, FIN Acquisition anticipates that the Board of Alea would consist of a combination of Alea executives and directors appointed by FIN Acquisition, with the latter category of directors being in the majority.

The Board of FIN Acquisition has given assurances to Alea that, following the Offer becoming or being declared wholly unconditional, Alea and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts. On the basis of information provided by FIN Acquisition, the Independent Directors believe that FIN Acquisition has no immediate plans to change materially Alea's locations of places of business. The Independent Directors have no reason to believe that either the implementation of the Acquisition or FIN Acquisition's intentions would materially prejudice Alea's interests, including the interests of its employees, and are comforted by FIN Acquisition's assurances that FIN Acquisition intends to support Alea and its management team in the continued execution of its current business plan.

6. Action to be taken

Your attention is drawn to paragraph 15 of Part 2 of this document which explains in detail the action you should take in relation to the Offer.

7. Further information

Your attention is drawn to the letter from Lazard set out in Part 2 of this document, which gives further details about the Offer.

8. Recommendation of the Offer

The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors unanimously recommend that Alea Shareholders accept the Offer, as John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea

Director (save as set out at paragraph 4 of Part 6 of the Circular) who holds Alea Shares) have irrevocably undertaken to do in respect of their own beneficial shareholdings of, in aggregate 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue. In addition Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, has irrevocably undertaken accept the Offer in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent of the Alea Shares in issue.

Yours faithfully

J. Reeve

John Reeve

Chairman of the Independent Committee
Alea Group Holdings (Bermuda) Ltd.

LETTER FROM LAZARD & CO., LIMITED TO ALEA SHAREHOLDERS

LAZARD

LAZARD & CO., LIMITED
50 Stratton Street, London W1J 8LL

Authorised and regulated by the Financial Services Authority
Member of the London Stock Exchange
Registered in England no. 162175

To Alea Shareholders and, for information only, to participants in the Alea Share Schemes

Dear Alea Shareholder,

2 June 2007

RECOMMENDED CASH OFFER BY LAZARD & CO., LIMITED ON BEHALF OF FIN ACQUISITION FOR ALEA

1. Introduction

On 4 April 2007, the Independent Directors of Alea and the Board of FIN Acquisition announced that they had reached agreement on the terms of the recommended cash acquisition of Alea by FIN Acquisition at the price of 93 pence in cash per Alea Share, to be implemented by means of an amalgamation between FIN Acquisition and Alea under the Bermuda Companies Act.

On 24 April 2007, the Circular relating to the Amalgamation was posted to Alea Shareholders.

On 15 May 2007, FIN Acquisition announced that 10,083,500 Alea Shares, representing approximately 6 per cent. of the Alea Shares in issue, had been acquired by an Affiliate of FIN Acquisition at a price of 96.5 pence in cash per Alea Share. In accordance with the requirements of the Code, FIN Acquisition increased the cash consideration which would be payable to Alea Shareholders if the Amalgamation were to become effective to 96.5 pence per Alea Share.

On 21 May 2007, FIN Acquisition announced that, in the event that the Amalgamation Agreement was not approved by the majority required by the Bermuda Companies Act at the Special General Meeting convened for that day or at an adjournment thereof it intended to implement the Acquisition by means of an Offer for the entire issued and to be issued share capital of Alea, as it had reserved the right to do. Subsequently, the Special General Meeting was convened and adjourned to 6.00 p.m. (Bermuda time) on Thursday 31 May 2007.

On 22 May 2007, FIN Acquisition announced further details of the Offer.

The resolution to approve the Amalgamation Agreement was not approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting held on 31 May 2007. Accordingly, FIN Acquisition has determined to implement the Acquisition by means of the Offer, in accordance with its announcement on 21 May 2007.

This letter contains the formal Offer to acquire all of the issued and to be issued Alea Shares, other than those held at the date of this document by, or by a nominee of, FIN Acquisition. The Offer has an acceptance condition of 50 per cent. of the issued share capital of Alea, plus one share. FIN Acquisition and its Affiliates own or have irrevocable undertakings (as detailed in paragraph 3 of this letter) to accept the Offer in respect of a total of 105,620,445 Alea Shares, representing approximately 61 per cent. of the Alea Shares in issue.

FIN Acquisition may not receive sufficient acceptances under the Offer to allow it to exercise the rights afforded by section 102 of the Bermuda Companies Act to acquire compulsorily the remaining Alea Shares. The attention of Alea Shareholders is drawn to paragraphs 7 and 11 of this letter which describe FIN Acquisition's plans for Alea in the event the Offer becomes or is declared wholly unconditional.

Your attention is drawn to the letter from the Chairman of the Independent Committee of Alea in Part 1 of this document which sets out the unanimous recommendation of the Independent Committee that Alea Shareholders accept the Offer as the Alea Directors who hold Alea Shares have undertaken to do in respect of their own beneficial shareholdings of 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue.

This letter, Appendix I to this document and the accompanying Form of Acceptance contain the formal terms and conditions of the Offer for your Alea Shares. If you hold Alea Shares in certificated form (including Book Entry Shares), to accept the Offer you must complete, sign and return the Form of Acceptance as soon as possible and, in any event, so as to be received whether by post or by hand (during normal business hours) by Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007. If you hold Depositary Interests, you should read paragraph 15(b) of this letter and ensure that an Electronic Acceptance is made by you or on your behalf and that settlement is made no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007 in CREST.

2. The Offer

Lazard, on behalf of FIN Acquisition (outside the United States, Australia and Canada) and FIN Acquisition (in the United States, Australia and Canada) hereby offers to acquire, on the terms and subject to the conditions set out in this document and in the Form of Acceptance all of the issued and to be issued Alea Shares, other than those held at the date of this document by, or by a nominee for, FIN Acquisition, on the following basis:

for each Alea Share **96.5 pence in cash**

The terms of the Offer value the issued share capital of Alea at approximately £168 million as at 21 May 2007, being the last business day prior to the date of the announcement of the Offer.

The Offer price of 96.5 pence per Alea Share represents:

- a premium of approximately 12.5 per cent. and 19.5 per cent. over the volume weighted average price of Alea Shares over the month and six months respectively immediately prior to the announcement of the Amalgamation;
- a premium of approximately 2.7 per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day prior to the announcement of the Amalgamation; and
- 85.2 per cent. of Alea's adjusted net asset value per share as at 31 December 2006.

Alea Shareholders may elect to receive the cash consideration payable to them under the terms of the Offer in US dollars as an alternative to receiving such cash consideration in sterling. Further information about this opportunity is set out in paragraph 15 of this letter.

The Offer extends to any Alea Shares issued or unconditionally allotted while the Offer remains open for acceptance, including any Alea Shares allotted or issued pursuant to the exercise of options under the Alea Share Schemes.

The Alea Shares will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after 22 May 2007.

3. Irrevocable undertakings to accept the Offer

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to accept the Offer. These irrevocable undertakings have been received from:

(a) John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares), in respect of their own beneficial holdings of a total of 200,000 Alea Shares;

(b) Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of the Circular) who holds Alea Shares), in respect of his own beneficial holding of a total of 23,005 Alea Shares;

(c) Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, in respect of its holding of 149,600 Alea Shares;

(d) KKR 1996 Fund (Overseas), Limited Partnership, in respect of its holding of 68,171,560 Alea Shares;

(e) KKR Partners (International), Limited Partnership, in respect of its holding of 2,568,520 Alea Shares;

(f) State of Wisconsin Investment Board, in respect of its holding of 13,956,720 Alea Shares;

(g) New York State Retirement Co-Investment Fund L.P., in respect of its holding of 5,489,180 Alea Shares; and

(h) CalPERS/PCG Corporate Partners, L.L.C. in respect its holding of 6,978,360 Alea Shares.

These irrevocable undertakings will remain binding in the event of a higher competing offer being announced for Alea.

These irrevocable undertakings have recently been amended to the effect that the obligations of the providers of such undertakings to accept any offer made by FIN Acquisition to acquire the issued and to be issued share capital of Alea extend to any such offer which is announced prior to the Special General Meeting in addition to any such offer which may be announced within 14 days of the date on which the Amalgamation fails to become effective or any condition to which the Amalgamation is subject becomes incapable of satisfaction and is not waived in accordance with its terms, provided that such offer is in cash (or with a full cash alternative) and no less favourable to acceptors than the financial consequences of the Amalgamation (as increased from time to time) becoming effective.

In addition, in order for these irrevocable undertakings to better reflect the respective intentions of the parties thereto at the time each of them was originally entered into, each of them was amended to make it clear that it would remain binding in the event that the Implementation Agreement is terminated in certain circumstances, including upon the Independent Committee withdrawing or modifying its recommendation of the Acquisition.

4. Implementation Agreement and inducement fee arrangements

Alea, FIN Acquisition and FIN Holdings have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Offer and contains certain assurances and confirmations between the parties. Alea has also undertaken not to solicit any other potential offerors. The Implementation Agreement has been amended in certain respects, *inter alia*, in order to take account of the announcement of the Offer. Further details of these amendments are set out in paragraph 7(d) of Appendix II to this document.

In the event that a third party announces a higher competing offer for Alea, Alea has undertaken that the Independent Directors will not cease to recommend the Offer or recommend the higher competing offer for a period of 48 hours and if, within that time, FIN Acquisition communicates to Alea a revision to the terms of the Offer, so that the revised terms of the Offer provide for a price in cash per Alea Share no less than the price offered under the competing offer, and the revised terms of the Offer are, in the reasonable opinion of the Independent Directors, otherwise no less favourable to Alea Shareholders than the terms of the competing offer taking into account all the circumstances, including, without limitation, any obligation to pay the inducement fee provided for in the Implementation Agreement, the Independent Directors will continue to recommend the Offer, as so revised.

Under the Implementation Agreement, Alea has agreed to pay to FIN Acquisition a fee of £1,616,230 in the following circumstances:

- the Offer does not become or is not declared to be unconditional as to acceptances; or
- any of the Independent Directors withdraw (or modify or qualify in a manner adverse to FIN Acquisition) their recommendation of the Acquisition or approve the announcement of or recommend a Competing Proposal and the Acquisition is not implemented or does not become effective; or
- prior to the Acquisition becoming effective a Competing Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or
- the Acquisition is not implemented or does not become effective in circumstances where the Implementation Agreement has been terminated by FIN Acquisition as a result of a breach by Alea of certain of its obligations under the Implementation Agreement.

The Implementation Agreement may be terminated in certain circumstances, including:

- by the mutual consent of FIN Acquisition and Alea; or
- by either FIN Acquisition or Alea, if FIN Acquisition and Alea agree (each acting reasonably) that it has become apparent that any of the Conditions will not be satisfied and (if capable of waiver) will not be waived; or

- by either FIN Acquisition or Alea, if at any time the Independent Directors withdraw (or modify in a manner adverse to FIN Acquisition) their approval or recommendation of the Offer or approve or recommend, or propose publicly to approve or recommend, any Competing Proposal; or
- by FIN Acquisition, if Alea is in breach of certain of its obligations under the Implementation Agreement.

5. Information on the Alea Group

Alea is a specialty insurance and reinsurance group currently in the process of running off all remaining property and casualty business with run-off operations in Europe, Bermuda and the United States. Alea is the ultimate holding company of the Alea Group and is based in Hamilton, Bermuda. On 19 November 2003 Alea's common shares were admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

In its 2006 preliminary results announcement issued on 4 April 2007, the Alea Group reported a loss after tax of $0.8 million for the year ended 31 December 2006 (year ended 31 December 2005: loss after tax: $178.9 million). During the year ended 31 December 2006, the Alea Group experienced favourable development, net of reinsurance, commutations and discount in gross reserves of $5.7 million (year ended 31 December 2005: adverse development of $123.1 million). As at 31 December 2006, the Alea Group had a net asset value of $2.79 per share (£1.42 per share) compared with 31 December 2005 of $2.82 per share (£1.63 per share).

6. Information on Fortress Investment Group, the FIN Acquisition Group and certain Affiliates

Fortress Investment Group LLC, an Affiliate of Fortress Investment Group, is a global alternative investment and asset management firm with approximately $35.1 billion in assets under management as of 31 December 2006. Fortress Investment Group LLC is headquartered in New York City and its Affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group LLC's private equity business is focused on making long term investments in cash generating businesses in the United States and Western Europe and building them in partnership with management.

FIN Acquisition is a private exempted limited company newly incorporated in Bermuda formed at the direction of Fortress Investment Group for the purposes of the Acquisition. FIN Acquisition is a wholly owned subsidiary of FIN Holdings, which is itself a private exempted limited company incorporated in Bermuda and is wholly owned by FIN Cayman, an exempted limited partnership of which private equity funds advised by Fortress Investment Group are the limited partners and FIN Cayman GP Limited, an Affiliate of Fortress Investment Group, is the general partner. FIN Acquisition has not traded prior to the date of this document (except for entering into transactions relating to the Acquisition) and has not entered into any obligations other than in connection with the Acquisition. The directors of FIN Acquisition are Robert Kauffman, Randal Nardone, Jon Ashley, Jeff Rosenthal and Greg Share.

The principals of the private equity funds advised and managed by Fortress Investment Group include Wesley Edens, Robert Kauffman and Randal Nardone, who have been investing together since 1987 and who founded Fortress Investment Group in 1998. The principals and their team draw upon specialized expertise in structured finance, real estate, corporate mergers and acquisitions and restructuring to pursue investment opportunities that are often outside the focus of other investment managers.

The investment in Alea will be made by private equity funds comprised of Fortress Investment Group LLC's "Investment Fund IV". Investors in Fortress Investment Group LLC's Investment Fund IV include some of the largest and most respected US and European pension funds and university endowments and many of the top 20 university endowments in the US. Fortress Investment Group LLC's private equity funds, including those comprised in Fortress Investment Group LLC's Investment Fund IV, are managed and advised by Fortress Investment Group. Fortress Investment Group is a Delaware limited liability company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US.

The consideration payable by FIN Acquisition to Alea Shareholders under the terms of the Offer will be financed out of cash resources being made available to FIN Acquisition pursuant to investments by the private equity funds advised by Fortress Investment Group referred to in the immediately preceding paragraph. Lazard is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Alea Shareholders under the terms of the Offer.

7. Plans for Alea

FIN Acquisition intends to support Alea and its management team in the continued execution of its business plan.

FIN Acquisition wishes to draw the attention of Alea Shareholders to the following actions it expects to take in the event that the Offer becomes wholly unconditional, consistent with the execution of Alea's business plan and subject to compliance with applicable law.

FIN Acquisition wishes Alea Shareholders to be aware that in order to reduce overhead costs consistent with Alea's business plan, in the event that the Offer becomes or is declared unconditional in all respects but FIN Acquisition, by virtue of its shareholdings and acceptances of the Offer, acquires Alea Shares carrying less than 75 per cent. of the voting rights of Alea, FIN Acquisition intends to convert the listing of the Alea Shares on the Official List from a primary listing to a secondary listing, with the effect that Alea's continuing obligations under the Listing Rules would be limited to those set forth in Chapter 14 of the Listing Rules. Alea Shareholders should note that, as an overseas company with a secondary listing, Alea would not be subject, *inter alia*, to the provisions relating to significant transactions set out in Chapter 10 of the Listing Rules and to related party transactions set out in Chapter 11 of the Listing Rules.

In addition, FIN Acquisition intends to seek to convert the currency in which Alea Shares trade on the London Stock Exchange from sterling to US dollars in order to align the currency of Alea's net assets with its exchange share quote denomination which will have the effect of providing a better measure for tracking the business's performance over time.

In the event that, by virtue of its shareholdings and acceptances of the Offer, FIN Acquisition acquires Alea Shares carrying more than 75 per cent. of the voting rights of Alea, it intends to seek to cancel the listing of the Alea Shares on the Official List, as discussed further in paragraph 11 below.

Alea Shareholders should also note that FIN Acquisition and its Affiliates may devote significant resources to provide management and other advisory services to the members of the Alea Group in order to assist the Company in executing its business plan. It is expected that these Affiliates would be entitled to receive appropriate fees on an arms' length basis for the provision of such services.

Among other things, it is anticipated that the combination of these factors and a smaller free float may reduce the liquidity of Alea Shares.

8. The Board of Alea and employees

Following the Offer becoming or being declared wholly unconditional, FIN Acquisition intends to appoint new directors to the Board of Alea, including Robert Kauffman, Jon Ashley and Greg Share. It is intended that Mark Cloutier and Kirk Lusk will continue as directors of Alea. It is further intended that all other current directors of Alea will resign from the Board of Alea upon the Offer becoming or being declared wholly unconditional. Going forward, FIN Acquisition anticipates that the Board of Alea would consist of a combination of Alea executives and directors appointed by FIN Acquisition, with the latter category of directors being in the majority.

The Board of FIN Acquisition has given assurances to Alea that, following the Offer becoming or being declared wholly unconditional, Alea and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.

9. Application of the Code

As Alea's registered office is located in Bermuda the Code does not apply to the Offer. However, in accordance with the requirements of Alea's bye-laws FIN Acquisition has undertaken that for so long as the Independent Directors recommend the Offer it will comply with the Code in the conduct and execution of the Offer *mutatis mutandis* as though Alea were subject to the Code, and Alea has undertaken to comply with the Code in the conduct and execution of the Offer *mutatis mutandis* as though Alea were subject to the Code. However, both Alea and FIN Acquisition have acknowledged that the Panel does not have jurisdiction over the Offer. Alea and FIN Acquisition have agreed that any dispute between them relating to the interpretation of the Code for the purposes of the Offer or to the exercise of a discretion in the application of the Code to the Offer will be resolved by a senior independent investment banker.

Notwithstanding the foregoing and the provisions of Rule 31.7 of the Code, Alea and FIN Acquisition have agreed that the Conditions, other than the Condition relating to acceptances of the Offer, must be fulfilled by no later than 30 October 2007 (or such later date (if any) as Alea and FIN Acquisition may agree) or the Offer will lapse, regardless of the date of the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances.

10. Alea Share Schemes

The Offer extends to any Alea Shares which are unconditionally allotted or issued as a result of the exercise of options granted under the Alea Share Schemes whilst the Offer remains open for acceptance.

There are as at the date of this document no options outstanding under any of the Alea Share Schemes with an exercise price below 96.5 pence per Alea Share.

Assuming that it becomes or is declared unconditional in all respects, the Offer will affect options granted under the Alea Share Schemes. The options of participants in all Alea Share Schemes except the Alea Group Executive Option and Stock Plan which are not already exercisable will become fully exercisable upon the Offer becoming unconditional in all respects and remain exercisable until they are terminated or expire in accordance with the applicable scheme. Participants in the Alea Group Executive Option and Stock Plan will be given notice informing them of the effect of the Offer upon their options. Those participants will have the right to exercise their options for a period of one month, commencing with the date of such notice.

11. Delisting procedures and compulsory acquisition

If FIN Acquisition, by virtue of its shareholdings and acceptances of the Offer, acquires or agrees to acquire Alea Shares carrying 75 per cent. or more of the voting rights of Alea, it is FIN Acquisition's intention that it will procure that a request will be made by Alea to the UK Listing Authority to cancel the listing of the Alea Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Alea Shares on the London Stock Exchange's market for listed securities.

FIN Acquisition anticipates that cancellation of listing and cessation of trading on the London Stock Exchange will take effect no earlier than 20 business days after FIN Acquisition acquires or agrees to acquire Alea Shares carrying 75 per cent. or more of the voting rights of Alea. Delisting would significantly reduce the liquidity and marketability of any Alea Shares not assented to the Offer.

If the Offer becomes or is declared unconditional in all respects and FIN Acquisition receives sufficient acceptances under the Offer, it is FIN Acquisition's intention that it will exercise its rights pursuant to the provisions of section 102 of the Bermuda Companies Act to acquire compulsorily the remaining Alea Shares to which the Offer relates on the same terms as the Offer.

12. Conditions and terms of the Offer

The Offer is subject to the Conditions, including the approvals of the change of control contemplated by the Offer by insurance regulatory authorities in the State of New York, USA, Australia and Switzerland. Approval of the change of control contemplated by the Acquisition has already been given by insurance regulatory authorities in Bermuda and the United Kingdom. Regulatory clearance from the German Federal Cartel Office and the Canadian Commissioner of Competition will also need to be obtained.

Alea Shareholders should note that the failure to obtain any of the outstanding regulatory approvals and clearances, or the rendering of any of such approvals and clearances by any relevant regulatory body on terms or subject to conditions which are not reasonably satisfactory to FIN Acquisition, would be regarded by FIN Acquisition as being of material significance to it in the context of the Offer. However, FIN Acquisition has agreed that, for so long as the Independent Directors recommend to Alea Shareholders, on a unanimous and unqualified basis, to accept the Offer, it will not seek to rely on any of the Conditions where in analogous circumstances it would not be permitted to do so by the Code as implemented by the Panel. FIN Acquisition and Alea have agreed that, notwithstanding the agreement referred to in the immediately preceding sentence, FIN Acquisition shall not be prevented from relying on any of Conditions (d), (e), (f) or (g) in circumstances where the consent or approval required from the New York State Insurance Department: (1) has not been obtained, satisfied, made or expired; or (2) can only be obtained, satisfied, made or expire on terms and/or conditions which are not reasonably satisfactory to FIN Acquisition in circumstances where it can be reasonably demonstrated that such terms and/or conditions would have any of the effects referred to in subparagraphs (i), (ii) and (iii) of Condition (d) and in any such case to an extent that would be reasonably likely to be material to FIN Acquisition and/or any of its Affiliates and/or the Alea Group or would otherwise impair the benefit to be derived by FIN Acquisition and/or its Affiliates from the Acquisition in a material respect.

It was previously announced that: (i) the Offer would be conditional upon the Amalgamation not being approved at the adjourned Special General Meeting; and (ii) it would be a term of the Offer that FIN

Acquisition would be entitled to direct the exercise of any votes and other rights and privileges attaching to any Alea Shares in respect of which the Offer has been accepted or is deemed to have been accepted and such acceptance has not been validly withdrawn in relation to certain resolutions relating to the Amalgamation proposed at general meetings of Alea. In light of the fact that the resolution to approve the Amalgamation Agreement was not approved by the majority required by the Bermuda Companies Act at the adjourned Special General Meeting, the Offer is not so conditional and the provision referred to above is not a term of the Offer.

13. United Kingdom taxation

The comments set out below summarise the United Kingdom taxation treatment of Alea Shareholders who accept the Offer. They are based on FIN Acquisition's understanding of current United Kingdom tax law and of the published practice of Her Majesty's Revenue & Customs as at the date of this document.

The comments are intended as a general guide and do not constitute taxation or legal advice. They apply to Alea Shareholders resident (and, if individuals, domiciled or ordinarily resident and domiciled) for tax purposes in the United Kingdom who hold Alea Shares as an investment (and not as employment-related securities or securities to be realised in the course of a trade) and who are the absolute beneficial owners of those Alea Shares.

All Alea Shareholders, particularly those who are in any doubt about their taxation position or who require more detailed information, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

(a) Capital gains

Liability to UK taxation on chargeable gains will depend on the individual circumstances of each Alea Shareholder.

The receipt of cash as a result of having accepted the Offer will constitute a disposal of the relevant Alea Shares for the purposes of UK taxation of chargeable gains. Accordingly, Alea Shareholders receiving cash may have a charge to UK capital gains tax or corporation tax on chargeable gains (as appropriate), depending on the relevant Alea Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses).

(b) UK stamp duty and stamp duty reserve tax ("SDRT")

No UK stamp duty or SDRT will be payable by Alea Shareholders as a result of accepting the Offer.

14. United States taxation

(a) United States Treasury Department Circular 230 Notice

To ensure compliance with Treasury Department Circular 230, Alea Shareholders are hereby notified that any discussion of tax matters set forth in this document or any document referred to herein was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any Alea Shareholder, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each Alea Shareholder should seek advice based on its particular circumstances from an independent tax adviser.

(b) General

The following discussion is a summary under present law of certain US federal income tax consequences of the disposition of Alea Shares as a result of having accepted the Offer. This summary addresses only US Holders (as defined below) that hold Alea Shares as capital assets and who dispose of such Alea Shares pursuant to the Offer.

This summary is not tax advice and it does not describe all potential US federal income tax considerations that may be relevant to a particular US Holder's decision with respect to the terms of the Offer. It does not address the tax treatment of investors subject to special rules, such as (without limitation) banks, dealers in securities or foreign currencies, traders in securities or foreign currencies that mark-to-market, financial institutions, mutual funds, insurance companies, tax-exempt entities, persons owning, actually or constructively for purposes of the "controlled foreign corporation" rules of US federal income tax law, 10 per cent. or more of the voting power of all classes of Alea Shares, persons holding Alea Shares as part

of a hedge, straddle, conversion, integrated, constructive sale or constructive ownership transaction, persons that have a functional currency for US federal income tax purposes other than the US dollar, persons who acquired Alea Shares pursuant to the exercise of options or otherwise as compensation or persons resident or ordinarily resident in the United Kingdom. It also does not address any alternative minimum tax, non-US tax, US state or local tax, estate and gift or other tax considerations. No tax ruling has been requested or received from the IRS in connection with the Offer, and no assurance can be given that the IRS will not assert, or a court would not sustain, a position contrary to the conclusions expressed in this summary. Each US Holder is urged to consult its own tax adviser about the US federal, state and local income tax consequences to it of the disposition of its Alea Shares as a result of having accepted the Offer. This description is based on the US Internal Revenue Code of 1986, as amended, existing and proposed US Treasury regulations promulgated thereunder, current administrative rulings and court decisions, in each case, in effect and available as of the date of this document. All of the foregoing are subject to change, and any such change could be retroactive and could result in tax consequences different from those discussed below.

As used in this paragraph 14, the term "**US Holder**" means a beneficial owner of Alea Shares, that is for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organised under the laws of the United States, any state thereof, or the District of Columbia; (iii) a trust that is (a) subject to the control of one or more US persons and the primary supervision of a US court or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds Alea Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax adviser as to its tax consequences.

Because the following summary is intended only as a general guide and because the particular circumstances of each person may differ, Alea Shareholders should consult their own tax advisers with respect to any federal, state, local, estate and gift or other tax considerations (including any possible changes in tax law) that may affect their decision either to accept or not to accept the Offer.

(c) Taxation of capital gain or loss

Subject to the discussions below under "Passive foreign investment company considerations" and "Controlled foreign corporation considerations", a US Holder who disposes of Alea Shares as a result of having accepted the Offer will recognise a taxable capital gain or loss in an amount equal to the difference, if any, between the amount realised on the disposition of such US Holder's Alea Shares and the US Holder's adjusted tax basis in its Alea Shares. While it is not free from doubt, and except where an election is made to receive the consideration in US dollars, the amount realised by a US Holder should be the US dollar value of the pounds sterling that it receives as of the settlement date if either the US Holder uses the cash method of accounting, or the US Holder uses the accrual method and properly elects to determine value as of the settlement date. If a US Holder uses the accrual method of accounting but does not make an election to determine the US dollar value of the pounds sterling on the settlement date, then the value of pounds sterling would be determined at the time at which the Offer becomes or is declared unconditional in all respects. Such gain or loss will generally be long term capital gain or loss if, at the time of the disposition, the US Holder's holding period with respect to its Alea Shares exceeds one year, as determined under US federal income tax principles. Certain non-corporate US Holders (including individuals) may be entitled to a preferential tax rate on long term capital gains. The deductibility of capital losses is subject to limitations. Any gain or loss realised by the US Holder generally will be treated as arising from US sources for foreign tax credit purposes.

(d) Foreign currency gain or loss

A US Holder who receives sterling for his Alea Shares as a result of having accepted the Offer will have a tax basis in pounds sterling equal to the US dollar amount realised. A US Holder will recognise exchange gain or loss on a subsequent disposition of the pounds sterling received by such US Holder. Any exchange gain or loss realised generally will be US source ordinary income or loss. US Holders should consult their own tax advisers as to the application of these rules to their particular circumstances.

(e) Passive foreign investment company considerations

Statements made by Alea in the Circular indicate that Alea believes that Alea Shares should not be treated as stock of a passive foreign investment company, or PFIC, for US federal income tax purposes. However, this is a factual determination that is made annually and thus may be subject to change.

In general, Alea will be a PFIC for any taxable year in which:

(i) at least 75 per cent. of Alea's gross income for the taxable year is passive income; or

(ii) at least 50 per cent. of the value, determined based on a quarterly average, of Alea's assets is attributable to assets that produce or are held for the production of passive income.

The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25 per cent. of the value of the stock. Under the look-through rule Alea should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75 per cent. test and the 50 per cent. test.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business" is not treated as passive income. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Statements made by Alea in the Circular indicate that Alea believes that, for the purposes of the PFIC rules, each of the operating subsidiaries in the Alea Group is and has been predominantly engaged in an insurance business and has not had financial reserves in excess of the reasonable needs of its insurance business. Accordingly, statements made by Alea in the Circular indicate that Alea believes that each such subsidiary qualifies for the insurance company exception described above.

It should be noted, however, that there are currently no regulations regarding the application of the PFIC provisions to an insurance company and, in particular, there is no direct guidance under the PFIC rules regarding the treatment of insurance companies that have placed their operations into run-off. It is possible that the companies in the Alea Group will no longer be deemed to be engaged in the active conduct of an insurance business, in which case they would no longer qualify for this exception. It is not certain, therefore, that the IRS will not challenge the position that Alea is not a PFIC and that a court will not sustain such challenge.

If Alea is currently or has been a PFIC at any point in the holding period of a US Holder, such US Holder generally would be subject to special rules with respect to the proceeds received as a result of having accepted the Offer. In particular:

(i) any gain a US Holder realises will be allocated rateably over the US Holder's holding period for the Alea Shares;

(ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which Alea was a PFIC, will be treated as ordinary income; and

(iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

US Holders should consult their tax advisers regarding the effects of these rules on a disposition of Alea Shares as a result of having accepted the Offer, including the possible availability of an election that, if made, might mitigate the effects of the rules described above.

(f) Controlled foreign corporation considerations

It is possible that Alea and its non-US subsidiaries may be controlled foreign corporations (**"CFCs"**) for certain US federal income tax purposes. CFC status generally only has potentially adverse consequences to US persons that own actually or constructively for purposes of the CFC rules 10 per cent. or more of the total combined voting power of all classes of a CFC's stock (i.e. 10 per cent. US shareholders). An exception to this general rule is that certain adverse consequences can apply regardless of a US person's

ownership percentage if such person disposes of shares of a CFC that would be taxed as an insurance company if it were a US corporation. In summary, if these rules applied to Alea, any gain from the disposition of Alea Shares as a result of having accepted the Offer would be treated as ordinary income to the extent of a US Holder's allocable share of Alea's undistributed earnings and profits (determined under United States federal income tax principles) during the period that the US Holder held the shares (with certain adjustments).

Existing proposed regulations in this area do not address how these rules apply if a non-US corporation is not directly engaged in the insurance business itself, but does have one or more non-US subsidiaries that would be taxed as insurance companies if they were domestic corporations. Statements made by Alea in the Circular indicate that Alea believes that the CFC rules should not apply to dispositions of Alea Shares by US persons that accept the Offer and are not 10 per cent. US shareholders because Alea is not directly engaged in the insurance business. It is not certain, however, that the IRS will share this interpretation of the proposed regulations. US Holders should consult their tax advisers regarding the effects of these rules on a disposition of Alea Shares as a result of having accepted the Offer.

(g) Backup withholding and information reporting

In general, information reporting will apply to the receipt of proceeds by a US Holder as a result of having accepted the Offer that are paid within the United States (and in certain cases, outside the United States), unless such US Holder is an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if a US Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Alea Shareholders who elect for the US Dollar Alternative should note that these provisions may apply to them.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a US Holder's United States federal income tax liability provided the required information is furnished to the IRS.

15. Procedure for acceptance of the Offer

This section should be read in conjunction with Parts B and C of Appendix I to this document and the instructions on, and notes to, the accompanying Form of Acceptance, which are deemed to form part of the terms of the Offer.

Holders of Alea Shares in certificated form (that is, not in CREST), including Book Entry Shares, may only accept the Offer in respect of such shares by completing and returning a Form of Acceptance in accordance with the procedure set out in paragraph 15(a) below. Holders of Alea Shares in certificated form, including Book Entry Shares, but under different designations, should complete a separate Form of Acceptance for each designation. Additional Forms of Acceptance are available from Capita Registrars on 0870 162 3121 or +44 20 8639 3399 if calling from outside the UK.

Holders of Depositary Interests may accept the Offer in respect of such Depositary Interests by TTE instruction in accordance with the procedure set out in paragraph 15(b) below and, if those Depositary Interests are held under different member account IDs, should send a separate TTE instruction for each member account ID.

(a) Alea Shares in certificated form (that is, not in CREST), including Book Entry Shares

(i) To accept the Offer

To accept the Offer in respect of Alea Shares in certificated form, including Book Entry Shares, you should complete Box 1, and, if appropriate, Boxes 2, 4, 5 and /or 6 and sign Box 3 of the Form of Acceptance in the presence of an independent witness, who should also sign in accordance with the instructions printed thereon.

(ii) Return of Form of Acceptance

To accept the Offer in respect of Alea Shares in certificated form, all completed Forms of Acceptance, together (subject to the contents of this paragraph (ii) relating to Book Entry Shares and to paragraph (iii) below) with your share certificate(s) and/or other document(s) of title for such Alea Shares, should be returned by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU in each case as soon as possible but in any

event so as to be received by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007. A reply-paid envelope for use in the United Kingdom is enclosed for your convenience (postage must be affixed if you use the envelope outside the UK). No acknowledgement of receipt of documents will be given.

Holders of Book Entry Shares should note that under the terms of the Offer the execution of a Form of Acceptance in respect of Book Entry Shares shall constitute an irrevocable instruction and authorisation: (i) to Mellon Investor Services L.L.C., in its capacity as Alea's registrars, to issue in the name of the relevant holder of Book Entry Shares and to deliver on behalf of the relevant holder of Book Entry Shares to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but in any event so as to be received by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007 share certificates for the Book Entry Shares in respect of which the relevant holder of Book Entry Shares has accepted the Offer; and (ii) to Capita Registrars to return such share certificates to Mellon Investor Services L.L.C. in the event of the Offer not becoming or being declared unconditional in all respects. Holders of Book Entry Shares who have any questions on this procedure should telephone Mellon Investor Services L.L.C. on +1 (201) 680 3864.

(iii) Share certificates not readily available or lost

If your Alea Shares are in certificated form (other than Book Entry Shares) but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be **completed, signed and returned as stated above so as to arrive by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007,** together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. In the case of loss, you should write as soon as possible to Mellon Investor Services L.L.C., PO Box 3862, South Hackensack, NJ 07606-9562, USA, in its capacity as Alea's registrars, for an affidavit of loss for lost share certificate(s) and/or other document(s) of title which, when received, should be completed in accordance with the instructions given therein by Alea's registrars, Mellon Investors Services L.L.C. and returned by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. No acknowledgement of receipt of documents will be given and no payment made under the terms of the Offer unless the share certificate(s) and/or other document(s) of title or an appropriate affidavit of loss or indemnity in lieu thereof are duly received by Capita Registrars.

(iv) Validity of acceptances

Without prejudice to Part B of Appendix I to this document, FIN Acquisition reserves the right to treat as valid any acceptance of the Offer in relation to Alea Shares in certificated form which is not entirely in order or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other document(s) of title or, in the case of Book Entry Shares, in respect of which the relevant share certificates are not delivered by Mellon Investor Services L.L.C. to Capita Registrars. In that event, no consideration under the Offer will be paid until after the relevant share certificate(s) and/or other document(s) of title or affidavits of loss or indemnities satisfactory to FIN Acquisition have been received by Capita Registrars.

(v) Overseas Shareholders

The attention of Alea Shareholders holding Alea Shares in certificated form and who are citizens or residents of or subject to jurisdictions outside the United Kingdom is drawn to paragraph 5 of Part B in and paragraph 1(b)(ii) of Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

The Offer is not being made directly or indirectly in or into Japan. Any acceptance of the Offer by acceptors who are unable to give the warranty set out in paragraph 1(b)(ii) of Part C of Appendix I to this document is liable to be disregarded.

(b) Depositary Interests

If you hold Depositary Interests, to accept the Offer you should take (or procure the taking of) the action set out below to transfer the Depositary Interests in respect of which you wish to accept the Offer to the appropriate escrow balance(s), specifying the Receiving Agent (in its capacity as a CREST Participant

under the Escrow Agent's participant ID referred to below) as the Escrow Agent, **as soon as possible and in any event so that the TTE instruction settles by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007. Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational)—you should therefore ensure you time the input of any TTE instructions accordingly.**

The input and settlement of a TTE instruction in accordance with this paragraph 15(b) will (subject to satisfying the requirements set out in Parts B and C of Appendix I to this document) constitute an acceptance of the Offer in respect of the number of Depositary Interests so transferred to escrow.

If you are a CREST Sponsored Member, you should refer to your CREST Sponsor before taking any action. Only your CREST Sponsor will be able to send the TTE instruction(s) to CRESTCo in relation to your Depositary Interests.

After settlement of a TTE instruction, you will not be able to access the Depositary Interests concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Depositary Interests concerned to itself in accordance with paragraph 2(e) of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual issued by CRESTCo for further information on the CREST procedures outlined herein.

You should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST Sponsor) to enable a TTE instruction relating to your Depositary Interests to settle prior to 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007. In this connection, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

(i) To accept the Offer

To accept the Offer in respect of Depositary Interests, you should send (or if you are a CREST Sponsored Member, procure that your CREST Sponsor sends) to CRESTCo a TTE instruction in relation to such Depositary Interests.

A TTE instruction to CRESTCo must be properly authenticated in accordance with CRESTCo's specifications for transfers to escrow and must contain the following details:

- the ISIN number for the Depositary Interests, which is BMG015751024;
- the number of Depositary Interests in respect of which you wish to accept the Offer (i.e. the number of Depositary Interests to be transferred to escrow);
- your participant ID;
- your member account ID;
- the participant ID of the Escrow Agent. This is RA10;
- the member account ID of the Escrow Agent for the Offer to receive payment in sterling, which is FINALE01;
- the member account ID of the Escrow Agent for the Offer to receive payment in US dollars, which is FINALE02;
- the intended settlement date. This should be as soon as possible and in any event no later than 2 July 2007;
- the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- input with a standard delivery instruction priority of 80; and
- the contact name and number in the shared note field.

(ii) Validity of acceptances

A Form of Acceptance which is received in respect of Depositary Interests may be treated as an invalid acceptance and may be disregarded. Holders of Depositary Interests who wish to accept the Offer should note that a TTE instruction will only be a valid acceptance of the Offer as at the relevant closing or

unconditional date if it has settled on or before that date. FIN Acquisition reserves the right to treat a TTE instruction which settles after 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007 (or such later time and/or date to which the Offer may be extended) but before the relevant closing or unconditional date of the Offer as a valid acceptance of the Offer.

(iii) Overseas shareholders

The attention of holders of Depositary Interests who are citizens or residents of or subject to jurisdictions outside the UK is drawn to paragraph 5 of Part B and paragraph 2(c) of Part C of Appendix I to this document. The Offer is not being made directly or indirectly in or into Japan. Any acceptance of the Offer by acceptors who are unable to give the warranty set out in paragraph 2(c) of Part C of Appendix I to this document is liable to be disregarded.

(iv) Withdrawal from or deposit of Depositary Interests in CREST

Normal CREST procedures (including timings) apply in relation to any Depositary Interests that are, or are to be, converted from uncertificated form to Alea Shares in certificated form, or from Alea Shares in certificated form to uncertificated Depositary Interests, during the course of the Offer (whether any such conversion arises as a result of a transfer of Alea Shares or otherwise). Holders of Alea Shares or Depositary Interests who are proposing so to convert any such shares or interests are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the shares or interests as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to an escrow balance as described above) prior to 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007 or other relevant closing or unconditional date of the Offer.

(c) General

FIN Acquisition will make an appropriate announcement if any of the details contained in paragraph 15(a) or (b) above alter in any material respect for any reason.

If you are in any doubt as to the procedure for acceptance, please contact Capita Registrars by telephone on 0870 162 3121 or +44 20 8639 3399 if calling from outside the UK or at the address in paragraph 15(a)(ii) above. You are reminded that, if you are a CREST Sponsored Member, you should contact your CREST Sponsor before taking any action.

(d) Settlement

Subject to the Offer becoming or being declared unconditional in all respects (except as provided in paragraph 5 of Part B of Appendix I to this document in the case of certain Overseas Shareholders) settlement of the consideration to which any Alea Shareholder is entitled under the Offer will be effected: (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of the later of such date and 2 July 2007, or (ii) in the case of acceptances of the Offer received, complete in all respects after the later of 2 July 2007 and the date on which the Offer becomes or is declared unconditional in all respects but while the Offer remains open for acceptance, within 14 days of such receipt in the following manner:

(i) where an acceptance relates to Alea Shares in certificated form (including Book Entry Shares), settlement of any cash due under the Offer will be despatched by first-class post (or by such other method as FIN Acquisition and Alea may agree) at the risk of the accepting Alea Shareholder or relevant appointed agent(s) (but not into Japan). All such cash payments will be made in sterling by cheque drawn on a branch of a UK clearing bank, provided that Alea Shareholders may elect instead to receive their consideration in US dollars, in which case the relevant cash payments will be made in US dollars by cheque drawn on a branch of a US bank. Further information about this alternative is set out below; and

(ii) where an acceptance relates to Depositary Interests, the cash consideration to which the accepting Alea Shareholder is entitled will be paid by means of a CREST Payment in favour of the accepting Alea Shareholder's payment bank in respect of the cash consideration due, in accordance with CREST payment arrangements. However, FIN Acquisition reserves the right to settle all or any part of the cash consideration referred to in this paragraph 15(d)(ii) for all or any accepting Alea Shareholder(s) in the manner referred to in paragraph 15(d)(i) above, if, for any reason, it wishes to do so.

FIN Acquisition has agreed to pay the consideration payable under the terms of the Offer to an appropriate agent immediately prior to the Offer becoming or being declared wholly unconditional.

If the Offer does not become or is not declared unconditional in all respects: (i) in respect of Alea Shares held in certificated form (including Book Entry Shares), the completed Form of Acceptance and the relevant share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as FIN Acquisition and Alea may agree) within 14 days of the Offer lapsing to the person or agent whose name and address (being outside Japan) is set out in Box 6 on the Form of Acceptance or, if none is set out, to the first-named holder at his registered address, provided that share certificates in respect of Book Entry Shares issued and delivered by Mellon Investor Services L.L.C. to Capita Registrars in accordance with the instruction and authorisation constituted by the execution of a Form of Acceptance shall be returned to Mellon Investor Services L.L.C. and (ii) in respect of Depositary Interests, the Receiving Agent will immediately after the lapsing of the Offer (or within such longer period as FIN Acquisition and Alea may agree, not exceeding 14 days of the lapsing of the Offer), give TFE instructions to CRESTCo to transfer all Depositary Interests held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the holders of the Depositary Interests concerned. All documents and remittances sent by, to, or from Alea Shareholders or holders of Depositary Interests or their appointed agents will be sent at the risk of the relevant Alea Shareholder or holder of Depositary Interests.

(e) US Dollar Alternative

Alea Shareholders may elect to receive the cash consideration payable to them under the terms of the Offer in US dollars as an alternative to receiving such cash consideration in sterling. Any such election must be made in respect of all, but not less than all, of the cash consideration due to an Alea Shareholder under the terms of the Offer, provided that Alea Shareholders who are acting as nominees for different beneficial holdings may elect for the US Dollar Alternative in respect of a number of Alea Shares which is less than their entire registered holding of Alea Shares.

Unless they indicate otherwise in the Form of Acceptance, Alea Shareholders who have validly elected to receive the cash consideration which would have been payable to them under the terms of the Amalgamation in US dollars will be deemed to have made the same election in respect of the cash consideration due to them under the terms of the Offer so that the cash consideration payable to such Alea Shareholders under the terms of the Offer will be paid in US dollars.

If you elect to receive the US Dollar Alternative, the cash consideration payable to you under the terms of the Offer shall be converted into US dollars at the rate of $1.9735 = £1 (such exchange rate being the Bloomberg currency fix as displayed on Bloomberg page "BFIX" as at 3.30 a.m. (London time) on the date on which the Offer Period started).

The US Dollar Alternative will be conditional on the Offer becoming or being declared wholly unconditional. Alea Shareholders may elect for the US Dollar Alternative by completing and returning in accordance with the instructions thereon the accompanying Form of Acceptance.

If: (i) the Form of Acceptance is returned without an indication as to whether the Alea Shareholder elects to receive US dollars; or (ii) the relevant Alea Shareholder has not elected to receive the cash consideration which would have been payable to him under the terms of the Amalgamation in US dollars; or (iii) the Alea Shareholder has made such an election but indicates that he no longer wishes to be bound by it on the Form of Acceptance, the Alea Shareholder shall receive the cash consideration due to him under the terms of the Offer in sterling.

Once made, an election for the US Dollar Alternative shall be irrevocable and shall not be capable of being modified, revised or revoked in any manner whatsoever. Persons to whom Alea Shares, in respect of which an election to receive US dollars has been made, are transferred prior to the Offer becoming or being declared wholly unconditional will themselves receive all cash consideration payable to them under the terms of the Offer in US dollars following the Offer becoming or being declared wholly unconditional.

Alea Shareholders who elect for the US Dollar Alternative should note that in accordance with US law, they may be obliged to disclose their tax status prior to receipt of such amounts and that Alea may be obliged to report such payments to the US tax authorities.

16. Overseas Shareholders

The availability of the Offer to Alea Shareholders not resident in or solely subject to the jurisdiction of the United Kingdom may be affected by the laws of relevant jurisdictions. Alea Shareholders who are not

resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of and observe any applicable requirements. The attention of Alea Shareholders who are citizens or residents of or subject to jurisdictions outside the United Kingdom or who are holding Alea Shares for such citizens or residents and any person (including, without limitation, any custodian, nominee or trustee) who may have an obligation to forward any document in connection with the Offer outside the United Kingdom is drawn to paragraph 5 of Part B of Appendix I to this document and to the relevant provisions of the Form of Acceptance. The Offer is not being made, directly or indirectly, in or into Japan. Accordingly, any accepting Alea Shareholder who is unable to give the representations and warranties set out in paragraph 1(b)(ii) of Part C of Appendix I to this document or, as appropriate, paragraph 2(c) of Part C of Appendix I to this document may be deemed not to have accepted the Offer.

17. General/Further information

Your attention is drawn to the further information contained in the Appendices which form part of this Offer Document, to the Circular and to the Form of Acceptance. Definitions of certain expressions used in this Offer Document are contained in Appendix III.

18. Action to be taken

To accept the Offer, if you hold Alea Shares in certificated form (that is, not in CREST), including Book Entry Shares, you should complete the enclosed Form of Acceptance in accordance with the instructions printed thereon. The completed Form of Acceptance, together with (save in respect of Book Entry Shares) your share certificate(s) and/or other document(s) of title, should be returned as soon as possible and in any event, so as to be received no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007, by post or by hand (during normal business hours only) by Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. A reply-paid envelope is enclosed for your use in the United Kingdom (postage must be affixed if you use the envelope outside the United Kingdom).

If you hold Depositary Interests, you should take the action set out in paragraph 15(b) of this letter and ensure that an Electronic Acceptance is made by you or on your behalf and settlement is made no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007.

If you are in any doubt as to the procedure for acceptance, please contact Capita Registrars by telephone on 0870 162 3121 or +44 20 8639 3399 from outside the UK or at the address in paragraph 15(a)(ii) above.

Yours faithfully,

Jon Hack
Managing Director
for and on behalf of Lazard & Co., Limited

PART A:

CONDITIONS OF THE OFFER

The Offer is being made by Lazard on behalf of FIN Acquisition and, in the United States, Australia and Canada, by FIN Acquisition.

The Offer is conditional upon:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) and 8.00 a.m. (New York time) on 2 July 2007 (or such later time(s) and/or date(s) as FIN Acquisition may, in accordance with the Code and the Exchange Act, decide) in respect of Alea Shares to which the Offer relates which, when aggregated with any Alea Shares held by FIN Acquisition, its nominees or subsidiaries and/or any further Alea Shares which FIN Acquisition, its nominees and subsidiaries has contracted to acquire, together amount to 50 per cent. in nominal value of the aggregate of the total number of Alea Shares plus one Alea Share, provided that this condition shall not be satisfied unless FIN Acquisition, its nominees and subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Alea Shares carrying in aggregate 50 per cent. of the voting rights then normally exercisable at a general meeting of Alea, including for this purpose any such voting rights attaching to Alea Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, plus one Alea Share, and for this purpose:

(i) Alea Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

(ii) the expression "Alea Shares to which the Offer relates" shall be construed to mean all issued and outstanding Alea Shares other than Alea Shares already held at the date of this document by, or by a nominee for, FIN Acquisition or its subsidiary; and

(iii) valid acceptances shall be deemed to have been received in respect of Alea Shares acquired or contracted to be acquired by, or by a nominee for, FIN Acquisition or its subsidiary after the date of this document;

(b) the German Federal Cartel Office ("Bundeskartellamt") (i) having notified either FIN Acquisition or Alea that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition ("GWB") are not satisfied within a phase one investigation; or (ii) not having informed either FIN Acquisition or Alea within one month from the receipt of the complete notification that it has opened or will open an in-depth investigation ("Hauptprüfverfahren") in accordance with section 40, paragraph 1 of the GWB;

(c) the Canadian Commissioner of Competition ("Commissioner") (i) having issued an advance ruling certificate ("ARC") under Section 102 of the Competition Act (Canada) ("CCA"); or (ii) having waived the obligation of FIN Acquisition and Alea to notify the Commissioner of the Acquisition in accordance with the provisions under Part IX of the CCA and having issued a letter to FIN Acquisition in a form satisfactory to it, acting reasonably, stating that the Commissioner is of the view that grounds do not exist to initiate proceedings with respect to the Acquisition under Section 92 of the CCA before the Competition Tribunal established by Subsection 3(1) of the Competition Tribunal Act (Canada) ("Competition Tribunal"); or (iii) upon FIN Acquisition and Alea notifying the Commissioner that the Acquisition is proposed and supplying the Commissioner with information in accordance with Part IX of the CCA, the expiration of the applicable waiting period under Section 123 of the CCA and the Commissioner having issued a letter to FIN Acquisition in a form satisfactory to it, acting reasonably, stating that the Commissioner is of the view that grounds do not exist to initiate proceedings under Section 92 of the CCA before the Competition Tribunal;

(d) there being in full force and effect all authorisations, consents, orders, approvals of or filings with, and all expirations of waiting periods required by, the New York State Insurance Department, the Swiss Federal Office of Private Insurance, the Treasurer of the Commonwealth of Australia and the Australian Prudential Regulation Authority and/or any other Third Party exercising regulatory

oversight or control over the insurance and reinsurance operations of any member of the Wider Alea Group for the consummation of the Offer, without any conditions, requirements, limitations, restrictions or undertakings, except for any conditions, requirements, limitations, restrictions or undertakings customarily imposed by the applicable Third Party in change of control transactions, which exceptions shall not include any obligation by or on behalf of FIN Acquisition, Fortress Investment Group or any of their respective Affiliates to (i) invest, contribute or loan capital or assets to, guarantee or pledge capital or assets for the benefit of, or maintain, support or guarantee a minimum level of capital or surplus of, Alea or any other member of the Wider Alea Group, (ii) sell, divest, hold separate, or otherwise dispose of any of their or of Alea's or any other member of the Wider Alea Group's respective businesses, operations, product lines or assets or (iii) conduct Alea's or any other member of the Wider Alea Group's respective businesses in a specified manner;

(e) no Third Party having intervened in any way or announced, instituted, implemented or threatened any action, proceeding, investigation, enquiry, suit or reference, or enacted, made or proposed any statute, regulation, decision or order which would or might reasonably be expected to:

(i) make the Offer or its implementation or the acquisition or proposed acquisition by FIN Acquisition or any other member of the Wider FIN Acquisition Group of any shares or other securities in, or control or management of, Alea or any other member of the Wider Alea Group, void, unenforceable and/or illegal in any jurisdiction or otherwise directly or indirectly restrain, restrict, prohibit, prevent, delay or otherwise interfere therewith or with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require amendment to the terms of the Offer or the proposed acquisition of any shares or securities in, or the acquisition of control of, Alea, in any case, to an extent which is material in the context of the Offer;

(ii) require, prevent, or delay the divestiture, or alter the terms of any proposed divestiture by FIN Acquisition or any other member of the Wider FIN Acquisition Group or by Alea or any other member of the Wider Alea Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iii) limit or delay the ability of any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iv) require any member of the Wider FIN Acquisition Group or of the Wider Alea Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in the implementation of the Offer), in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(v) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider FIN Acquisition Group of any shares or other securities (or the equivalent) in Alea, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vi) limit the ability of any member of the Wider FIN Acquisition Group or of the Wider Alea Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider FIN Acquisition Group or of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vii) require any person including, without limitation, Fortress Investment Group or any member of the Wider FIN Acquisition Group or any of their respective Affiliates to contribute any capital or provide financial resources or support of any nature whatsoever at any time to any member of the Wider Alea Group;

(viii) result in any member of the Wider Alea Group ceasing to be able to carry on business under any name under which it presently does so; or

(ix) otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider Alea Group or of the Wider FIN Acquisition Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be,

and all applicable waiting and other time periods during which any Third Party could institute, implement or threaten any action, proceeding, investigation, enquiry, suit or reference or any other step under the laws of any relevant jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group, having expired, lapsed or terminated;

(f) all necessary notifications and filings which are the responsibility of Alea having been made, all applicable regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) having expired, lapsed or been terminated, in each case in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group or the carrying on by any member of the Wider Alea Group of its business, except where the failure to make any such notification or filing, or comply with any such obligation, or the fact that any such period has not expired, lapsed or been terminated, individually or in the aggregate, would not be reasonably likely to have a materially adverse effect on the Wider Alea Group taken as a whole;

(g) all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or in relation to the continuation of the business of any member of the Wider Alea Group having been obtained, in terms and in a form reasonably satisfactory to FIN Acquisition, from all relevant Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Alea Group has entered into contractual arrangements (in each case, where the failure to obtain such authorisations and determinations is likely to have a materially adverse effect on the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole) and such authorisations and determinations, together with all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition for any member of the Wider Alea Group to carry on its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not renew any of the same, in any such case in so far as is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case, taken as a whole;

(h) except as Disclosed, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider Alea Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the proposed acquisition of any shares or other securities in, or change in the control of or management of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or otherwise, would or might reasonably be expected to result in (in any case to an extent that is or would reasonably be expected to be material in the context of the Wider Alea Group taken as a whole):

(i) any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Alea Group thereunder, being, or becoming

capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) the rights, liabilities, obligations or interests of any member of the Wider Alea Group under any such agreement, arrangement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected;

(iv) any member of the Wider Alea Group ceasing to be able to carry on its business under any name under which it presently does so;

(v) any asset or interest of any member of the Wider Alea Group being or failing to be disposed of or charged or ceasing to be available to any member of the Wider Alea Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Alea Group;

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Alea Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(vii) the creation of any liability (actual or contingent) by any member of the Wider Alea Group; or

(viii) the financial or trading position of any member of the Wider Alea Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any agreement, arrangement, licence, or other instrument to which any member of the Wider Alea Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (h);

(i) save as Disclosed, no member of the Wider Alea Group having, since 31 December 2006:

(i) (save as between Alea and any member of the Wider Alea Group or upon the exercise of rights to subscribe for Alea Shares pursuant to the exercise of options granted under the Alea Share Schemes) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, or redeemed, purchased or repaid any of its own shares or other securities or reduced or authorised or made any other change to any part of its share capital;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Alea or a wholly-owned subsidiary of Alea);

(iii) save for transactions between members of the Alea Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), or merged with or demerged any body corporate or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

(iv) save for transactions between members of the Alea Group, made or authorised or proposed or announced an intention to propose any change in its loan capital or issued, authorised or proposed the issue of any debentures;

(v) (save in the ordinary course of business or for transactions between members of the Alea Group) incurred or increased any material indebtedness or liability (actual or contingent);

(vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or might reasonably be expected to involve an obligation of such a nature or magnitude, or restricts or would be restrictive on the business of any member of the Wider Alea

Group of the Wider FIN Acquisition Group and in any case which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case taken as a whole;

(vii) entered into or varied the terms of any contract, agreement or arrangement with any of the Alea Directors or any other director or senior executive of any member of the Wider Alea Group;

(viii) waived or compromised any claim which is material in the context of the Wider Alea Group taken as a whole;

(ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made, in each case for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or analogous person appointed;

(x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi) made any material alteration to the memorandum or Bye-laws (or equivalent constitutional documents) of Alea or any of Alea's subsidiaries;

(xii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(xiii) save for the Amalgamation and the Offer, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement;

(xiv) entered into any contract, transaction or arrangement which is or could be restrictive to a material extent on the business of any member of the Wider Alea Group other than to a nature and extent which is normal in the context of the business concerned;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Alea Group in a manner which is material in the context of the Offer or of any member of the Wider Alea Group;

(xvi) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for the directors or employees (or their dependants) of any member of the Wider Alea Group or the benefits which accrue, or to the pensions which are payable thereunder for all members or category of members, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined for all members or category of members or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees including the appointment of a trust corporation, in each case where the consequence would be material in the context of the Wider Alea Group taken as a whole; or

(xvii) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this paragraph (i);

(j) since 31 December 2006, and save as Disclosed:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position, profits or prospects of Alea or any other member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole;

(ii) no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced, implemented or threatened in writing by or against or remaining outstanding against or in respect of any member of the Wider Alea Group or to which any member of the Wider Alea Group is or may become a party (whether as plaintiff, defendant or otherwise) which in any such case might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iii) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened in writing, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Alea Group which might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iv) no contingent or other liability of any member of the Wider Alea Group having arisen or become apparent to FIN Acquisition or increased in any case which is material in the context of the Wider Alea Group taken as a whole; and

(v) no steps having been taken which would be reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole;

(k) save as Disclosed, FIN Acquisition not having discovered:

(i) that any financial, business or other information concerning Alea or the Wider Alea Group that has been disclosed at any time by or on behalf of any member of the Wider Alea Group whether publicly, or to Fortress Investment Group or FIN Acquisition, is misleading, contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case to an extent which is material in the context of the Offer, and which was not corrected prior to the date hereof either publicly or otherwise Disclosed;

(ii) that any member of the Wider Alea Group is subject to any material liability (actual or contingent) that has not been publicly announced and which has not been adequately provided or reserved for in the accounts of Alea for the year ended 31 December 2006; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Alea Group and which is material in the context of the Wider Alea Group taken as a whole;

(l) FIN Acquisition not having discovered that, save as Disclosed:

(i) any past or present member of the Wider Alea Group has not complied with any and/or all applicable legislation or regulations of any jurisdiction or authorisations with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole; or

(ii) there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property or controlled waters now or previously owned, occupied or made use of, or controlled by or on behalf of any past or present member of the Wider Alea Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, or any other property or any controlled waters under any environmental legislation, regulation, notice, circular or order or other lawful requirement of any relevant authority or Third Party or otherwise which is any case is material in the context of the Wider Alea Group taken as a whole (but, for the avoidance of doubt, excluding any liability of a Third Party which a member of the Alea Group has insured or reinsured in the ordinary course of its business);

(m) save as Disclosed, since 31 December 2006:

(i) no member of the Alea Group having altered the nature or scope of its business in any way that is material in the context of the Alea Group taken as a whole or the implementation of the Offer;

(ii) no member of the Alea Group having made any acquisitions or disposals outside the ordinary course of business consistent with past practice by any means (including, without limitation, by lease or licence), of any asset or assets with an aggregate value of £3,000,000 or more (based on lower of market and net book value);

(iii) no transfers having been made by any means of any or all of the shares in any subsidiary of Alea (other than intra-group transfers of the shares of any such subsidiary);

(iv) other than in the ordinary course of business consistent with past practice no member of the Alea Group having given any guarantee, indemnity or security, or entered into any agreement or arrangement having a similar effect or assumed, otherwise than by operation of law, any liability, whether actual or contingent, in respect of any obligation of any person; and

(v) no member of the Alea Group having entered into any agreement or binding commitment to do any of the actions described in sub-paragraphs (i) to (iv) above; and

(n) the Implementation Agreement not having been terminated in accordance with its terms.

For the purposes of these conditions:

(i) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(ii) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement, or threaten any action, proceeding, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(iii) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions, exemptions and approvals;

(iv) "Disclosed" means (i) fairly disclosed in the annual report and accounts of Alea for the year ended 31 December 2006, or (ii) otherwise announced on or before 22 May 2007 by Alea by the delivery of an announcement to a Regulatory Information Service; or (iii) fairly disclosed in writing to any Information Recipient in respect of the Offer prior to 22 May 2007;

(v) "the Wider Alea Group" means Alea and its subsidiary undertakings, associated undertakings and any other undertakings in which Alea and such undertakings (aggregating their interests) have a substantial interest, the "Alea Group" means Alea and its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company and "the Wider FIN Acquisition Group" means FIN Acquisition and its subsidiary undertakings, associated undertakings and any other undertaking in which FIN Acquisition and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

(vi) "Encumbrance" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person; and

(vii) "Information Recipient" means (i) FIN Acquisition; (ii) Fortress Investment Group; and (iii) any professional adviser engaged by FIN Acquisition or Fortress Investment Group in connection with the Offer.

FIN Acquisition reserves the right to waive all or any of the above Conditions, in whole or in part, except Condition (a). The Offer will lapse if it does not become or is not declared unconditional as to acceptances. Further, the Offer will lapse unless Conditions (b) to (n) are fulfilled or (if capable of waiver) waived or, where appropriate, determined by FIN Acquisition to have been satisfied or to remain satisfied by midnight on 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree. FIN Acquisition shall be under no obligation to waive or treat as fulfilled any of Conditions (b) to (n) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment. FIN

Acquisition will lapse the Offer in the event that on or after 15 August 2007 it considers (acting reasonably) that there is no practical prospect of any of Conditions (b) to (n) being satisfied or fulfilled by midnight on 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree and FIN Acquisition is not prepared to waive the relevant Condition.

The Offer will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 or the Offer is referred to the Competition Commission, in either case before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

The Offer is subject to the conditions set out above and the further terms set out in this document and the Form of Acceptance. The Offer (and any acceptances thereunder) is governed by English law and is subject to the jurisdiction of the English courts.

If the Offer lapses it will cease to be capable of further acceptance and FIN Acquisition and accepting Alea Shareholders shall thereupon cease to be bound by Forms of Acceptance submitted at or before the time when the Offer so lapses.

The Alea Shares which are subject to the Offer will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after 22 May 2007.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Japan.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

PART B.

FURTHER TERMS OF THE OFFER

The following further terms apply, unless the context requires otherwise, to the Offer. Notwithstanding any other provisions of Part B or Part C of this Appendix or of the Form of Acceptance, the last time and date on which all conditions relating the the Offer must be fulfilled or (if capable of waiver) waived or be determined by FIN Acquisition to be and remain satisfied shall be midnight on 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree, and no earlier date.

Except where the context requires otherwise (or as otherwise agreed between FIN Acquisition and Alea), any reference in Part B or Part C of this Appendix I and in the Form of Acceptance:

(a) to the "Offer" shall be taken to refer, as the context may require, to the Offer and any election available thereunder and any revision, variation, renewal or extension of the Offer;

(b) to the Offer "becoming unconditional" or similar expression will include the Offer being or becoming or being declared unconditional and will be construed as the Offer being or becoming or being declared unconditional as to acceptances whether or not any other condition of the Offer remains to be fulfilled;

(c) to the "acceptance condition" means the condition as to acceptances under the Offer set out in paragraph (a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances will be construed accordingly;

(d) to any person "acting in concert with FIN" will mean any such person acting in concert with FIN for the purposes of the Offer;

(e) to "Day 39" shall mean 11 July 2007;

(f) to "Day 42" shall mean 23 July 2007;

(g) to "Day 46" shall mean 18 July 2007; and

(h) to "Day 60" shall mean 1 August 2007.

Where any provision in Part B or Part C of this Appendix I refers to FIN Acquisition and Alea being required to reach agreement on any matter, or Alea consenting to any matter, which, if Alea and the Offer had been subject to the jurisdiction of the Panel, would reasonably be expected to be a matter for the determination of the Panel, in the event of any dispute between FIN Acquisition and Alea in relation to the relevant matter the agreement or consent of Alea shall not be required in the event that Alea does not comply with the provisions of clause 4.4 of the Implementation Agreement.

1. Acceptance period and conditions

(a) The Offer is initially open for acceptance until 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007. FIN Acquisition reserves the right (but will not be obliged) at any time and from time to time to extend the Offer after such time. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be agreed between FIN Acquisition and Alea) following the date of despatching written notice of the revision to Alea Shareholders. Except by agreement between FIN Acquisition and Alea, no revision of the Offer may be made after Day 46, or, if later, the date 14 days before the last date on which the Offer can become unconditional.

(b) The Offer, whether revised or not, is not (except as may be agreed between FIN Acquisition and Alea) capable of becoming unconditional after midnight (London time)/7.00 p.m. (New York time) on Day 60 (or any other time and/or date beyond which FIN Acquisition has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement), nor of being kept open for acceptance after that time and/or date unless the Offer has previously become unconditional, provided that FIN Acquisition reserves the right, with the agreement of Alea, to extend the Offer to any later time(s) and/or date(s). Except with the agreement of Alea, FIN Acquisition may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Alea Shares made after 1.00 p.m. (London time)/8.00 a.m. (New York time) on Day 60 (or any earlier time(s) and/or date(s) beyond which FIN Acquisition has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) or, if the Offer is so extended, such later time(s) and/or date(s) as FIN Acquisition, with the agreement of

Alea, may determine. If the latest time at which the Offer may become unconditional is extended beyond midnight on Day 60, acceptances received or purchases of Alea Shares made in respect of which relevant documents are received by the Receiving Agent after 1.00 p.m. (London time)/8.00 a.m. (New York time) on Day 60 may (except where the Code otherwise permits) only be taken into account by FIN Acquisition with the agreement of Alea.

(c) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of FIN Acquisition that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer to Alea Shareholders who have not accepted the Offer.

(d) If a competitive situation or other relevant situation arises (as determined by FIN Acquisition and Alea) after a "no extension" statement and/or "no increase" statement (as referred to in the Code) has been made by or on behalf of FIN Acquisition in connection with the Offer, FIN Acquisition may, if it specifically reserves the right to do so at the time such statement is made (or otherwise with the agreement of Alea), withdraw such statement and be free to extend or revise the Offer if it complies with the requirements of the Code and, in particular, (i) that it announces such withdrawal as soon as possible and in any event within four business days of the announcement of the competing offer or other competitive or other relevant situation and notifies Alea Shareholders to that effect in writing or, in the case of Alea Shareholders with registered addresses outside the UK or whom FIN Acquisition knows to be custodians, nominees, or trustees holding Alea Shares for such persons, by announcement in the UK, at the earliest practicable opportunity and (ii) any Alea Shareholders who accepted the Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(c) below. FIN Acquisition may choose not to be bound by a "no increase" and/or "no extension" statement if, having reserved the right to do so at the time such statement was made, such statement(s) would otherwise prevent the posting of an increased or improved offer (either as to the value or nature of the consideration offered or otherwise) which is recommended for acceptance by the Independent Committee, or in other reserved circumstances or in other circumstances agreed to by Alea. If Alea publishes material new information of the kind referred to in Rule 31.9 of the Code after Day 39, FIN Acquisition may, with the consent of Alea, choose not to be bound by a "no increase" and/or a "no extension" statement if it specifically reserved the right to do so at the time such statement was made, provided that: (i) FIN Acquisition gives notice to this effect as soon as possible and, in any event, within four business days after the date of such announcement by Alea; and (ii) Alea Shareholders are informed in writing at the earliest opportunity.

(e) If a competitive situation arises and is continuing on Day 60, FIN Acquisition will enable holders of Depositary Interests who have not already validly accepted the Offer but who have previously accepted the competing offer to accept the Offer by special form of acceptance to take effect on Day 60. It shall be a condition of such special form of acceptance being a valid acceptance of the Offer that (i) it is received by the Receiving Agent on or before Day 60; (ii) the relevant Alea Shareholder shall have applied to withdraw his acceptance of the competing offer although the Depositary Interests to which such withdrawal relates shall not have been released from escrow before Day 60 by the escrow agent to the competing offer; and (iii) the Depositary Interests to which the special form of acceptance relates are not transferred to escrow in accordance with the procedure for acceptance set out in the letter from Lazard contained in this document on or before Day 60, but an undertaking is given that they will be so transferred as soon as possible thereafter. Alea Shareholders wishing to use such special form of acceptance should apply by telephone to the Receiving Agent on 0870 162 3121 or, if calling from outside the UK, +44 20 8639 3399 between 9.00 a.m. and 5.00 p.m. no later than the third business day preceding Day 60 in order that such forms can be despatched. Notwithstanding the right to use such special form of acceptance, holders of Depositary Interests may not use a Form of Acceptance (or any other purported acceptance form) for the purpose of accepting the Offer in respect of such Depositary Interests.

(f) For the purposes of determining at any particular time whether the acceptance condition has been satisfied, FIN Acquisition will not be bound (unless Alea and FIN Acquisition otherwise agree) to take into account any Alea Shares save those carrying voting rights which have been unconditionally allotted or issued or which arise as the result of the exercise of conversion rights before such determination takes place in respect of which written notice containing relevant details of the allotment, issue or conversion, has been received before that time by FIN Acquisition or the Receiving Agent on behalf of FIN Acquisition from Alea or its agents at the address specified in paragraph 3(a)

below. Notification by email, telex or facsimile or other electronic transmission of copies will not be sufficient to constitute written notice for this purpose.

2. Announcements

(a) Without prejudice to paragraph 3(a) below, by 8.00 a.m. (London time)/3.00 a.m. (New York time) on the business day (the "relevant day") next following the day on which the Offer is due to expire or become unconditional or is revised or extended (as the case may be), or such later time(s) or date(s) as Alea may agree, FIN Acquisition will make an appropriate announcement and inform a Regulatory Information Service of the position. Such announcement will also state (unless otherwise permitted by Alea):

(i) the number of Alea Shares for which acceptances of the Offer have been received specifying the extent, if any, to which such acceptances have been received from any persons acting in concert with FIN Acquisition or in respect of Alea Shares which were subject to an irrevocable commitment or a letter of intent procured by FIN Acquisition or any of its associates;

(ii) details of any relevant securities of Alea in which FIN Acquisition or any person acting in concert with FIN Acquisition has an interest or in respect of which he has a right to subscribe, in each case specifying the nature of the interests or rights concerned. Similar details of any short positions (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, must also be stated;

(iii) details of any relevant securities of Alea in respect of which FIN Acquisition or any of its associates has an outstanding irrevocable commitment or letter of intent; and

(iv) details of any relevant securities of Alea which FIN Acquisition or any person acting in concert with FIN Acquisition has borrowed or lent, save for any borrowed Alea Shares which have been either on-lent or sold,

and the announcement will specify the percentage of the Alea Shares represented by each of these figures. Any such announcement shall include a prominent statement of the total numbers of Alea Shares which FIN Acquisition may count towards the satisfaction of its acceptance condition and the percentage of relevant securities of Alea represented by this figure.

(b) In calculating the number of Alea Shares or rights over Alea Shares represented by acceptances and/or purchases, FIN Acquisition may only include acceptances and purchases if they could be counted towards fulfilling the acceptance condition under Notes 4, 5 and 6 on Rule 10 of the Code, unless Alea agrees otherwise. Subject to this, FIN Acquisition may include or exclude, for announcement purposes, acceptances and purchases not in all respects in order or which are subject to verification.

(c) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made by FIN Acquisition at any time up to, and will be announced not later than, 8.00 a.m. (London time)/3.00 a.m. (New York time) on the relevant day (or such later time and/or date as Alea may agree) and the announcement will also state the next expiry time and date (unless the Offer is unconditional in all respects, in which case, a statement may instead be made that the Offer will remain open until further notice).

(d) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of FIN Acquisition include the release of an announcement by public relations consultants or by Lazard, in each case on behalf of FIN Acquisition, to the press and the delivery by hand or telephone, email, telex or facsimile transmission or other electronic transmission of an announcement via a Regulatory Information Service. An announcement made otherwise than via a Regulatory Information Service will be notified simultaneously (unless Alea otherwise agrees) via a Regulatory Information Service.

(e) Without limiting the manner in which FIN Acquisition may choose to make any public announcement and, subject to FIN Acquisition's obligations under applicable law, FIN Acquisition will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release via a Regulatory Information Service.

3. Rights of withdrawal

(a) If FIN Acquisition, having announced the Offer to be unconditional, fails by 3.30 p.m. (London time)/10.30 a.m. (New York time) on the relevant day (or such later time(s) or date(s) as Alea may agree) to comply in any material respect with any of the other relevant requirements relating to the Offer specified in paragraph 2(a) above, an accepting Alea Shareholder may (unless Alea otherwise agrees) immediately thereafter withdraw his acceptance(s) of the Offer by written notice given by post or by hand to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Alternatively, in the case of Depositary Interests, withdrawals can be effected in the manner set out in paragraph 3(g) below. Subject to paragraph 1(b) above, this right of withdrawal may be terminated not less than eight days after the relevant day by FIN Acquisition confirming, if that be the case, that the Offer is still unconditional and complying with the other relevant requirements relating to the Offer specified in paragraph 2(a) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) above will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. (London time)/10.00 a.m. (New York time) on Day 42 (or such later time and/or date as Alea may agree) the Offer has not become unconditional, an accepting Alea Shareholder may withdraw his acceptance(s) of the Offer at any time thereafter in the manner referred to in paragraph 3(a) above (or, in the case of Depositary Interests, in the manner set out in paragraph 3(g) below) before the earlier of (i) the time that the Offer becomes unconditional; and (ii) the final time for lodgement of acceptances which can be taken into account in accordance with paragraph 1(b) above.

(c) If a "no extension" and/or a "no increase" statement has been withdrawn in accordance with paragraph 1(d) above, any Alea Shareholder who has accepted the Offer after the date of such statement (but before publication of the notice of such withdrawal) may withdraw his acceptance(s) thereafter in the manner referred to in paragraph 3(a) above (or, in the case of Depositary Interests, in the manner set out in paragraph 3(g) below) not later than the eighth day after the date on which the notice of the withdrawal is posted to Alea Shareholders.

(d) Except as provided by this paragraph 3, all acceptances of and elections under the Offer shall be irrevocable.

(e) To be effective, a written notice of withdrawal must be received on a timely basis by the Receiving Agent and must specify the name of the person who has made the relevant acceptance, the number of Alea Shares in respect of which acceptance is withdrawn and (if share certificates have been delivered) the name of the registered holder of the relevant Alea Shares, if different from the name of the person who made the relevant acceptance. Alea Shares in respect of which acceptance has been withdrawn may subsequently be assented to the Offer in accordance with the acceptance procedures contained herein whilst the Offer remain open for acceptance.

(f) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Alea Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment reasonably satisfactory to FIN Acquisition is produced with the notice). E-mail or telex or facsimile or other electronic transmission or copies will not be sufficient to constitute written notice for this purpose. Notice which is post-marked in, or otherwise appears to FIN Acquisition or its agents to have been sent from, Japan may be treated as invalid.

(g) In the case of Depositary Interests, if withdrawals are permitted pursuant to paragraphs 3(a), 3(b) or 3(c) above, an accepting Alea Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST Sponsored Member, procuring that his CREST Sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

- the ISIN number for the Depositary Interests, which is BMG015751024;
- the number of Depositary Interests to be withdrawn;
- the participant ID of the accepting Alea Shareholder;
- the member account ID of the accepting Alea Shareholder;
- the participant ID of the Escrow Agent. This is RA10;

- the member account ID of the Escrow Agent included in the relevant Electronic Acceptance to receive payment in sterling, which is FINALE01;
- the member account ID of the Escrow Agent included in the relevant Electronic Acceptance to receive payment in US dollars, which is FINALE02;
- the CREST transaction ID of the Electronic Acceptance to be withdrawn, to be inserted at the beginning of the shared note field;
- input with a standard delivery instruction priority of 80; and
- the intended settlement date for the withdrawal.

Any such withdrawal will be conditional upon the Receiving Agent verifying that the withdrawal request is validly made. Accordingly, the Receiving Agent will on behalf of FIN Acquisition reject or accept the withdrawal by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

(h) All questions as to the validity (including time of receipt) of any notice of withdrawal or other withdrawal procedure will be determined by FIN Acquisition whose determination will be final and binding. None of FIN Acquisition or its agents or other persons will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or other withdrawal procedure or incur any liability for failure to give such notice.

4. Revised offer

(a) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or nature of the consideration offered or otherwise and whether or not the basic terms of the Offer (in that original or any previously revised form(s)) is revised) (and FIN Acquisition reserves the right to make any revision), and any such revised Offer represents on the date on which the revision is announced (on such basis as Lazard may consider appropriate) an improvement or no diminution in the value of the revised Offer compared with the consideration or terms previously offered or in the overall value received and/or retained by an Alea Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 4(d) and (e) and 5 below, be made available to Alea Shareholders who have accepted the Offer in its original or previously revised form(s) and not validly withdrawn such acceptances ("Previous Acceptors"). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) will, subject to paragraphs 4(d), 4(e) and 5 below and paragraph 2 of Part C of this Appendix I, be treated as an acceptance of the Offer as so revised and will also constitute an authority to and appointment of any director of FIN Acquisition or any duly authorised representative of Lazard or any of their respective agents as his attorney and/or agent to accept any such revised Offer on behalf of such Previous Acceptor and, if such revised Offer includes alternative forms of consideration, to make on his behalf such elections for and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent, acting reasonably, thinks fit, and to execute on behalf of and in the name of such Previous Acceptor all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections. In making any such acceptance and/or election, the attorney and/or agent will take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) Subject to paragraphs 4(d) and (e) below, the authorities, powers of attorney and agencies conferred by this paragraph 4 and any acceptance of any revised Offer and/or any election pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(c) FIN Acquisition reserves the right (subject to paragraph 3(a) above) to treat executed Form(s) of Acceptance or TTE instruction(s) relating to the Offer in its original or any previously revised form(s) which are received (or dated) on or after the announcement or making of the Offer in any revised form as a valid acceptance (and, when applicable, election) in respect of the revised Offer and such acceptance will constitute an authority in the terms of paragraph 4(a) and/or 4(b) above (as the case may be) *mutatis mutandis* on behalf of the relevant Alea Shareholder.

(d) The deemed acceptances and/or elections referred to in this paragraph 4 shall not apply and the authorities and the powers of attorney conferred by this paragraph shall not be exercised by any

director of FIN Acquisition or any duly authorised representative of Lazard or any of their respective agents if, as a result thereof, the Previous Acceptor would (on such basis as Lazard may consider appropriate) thereby receive less in aggregate consideration under the revised Offer including, if applicable, an election with respect to any alternative consideration offered, than he would have received in aggregate as a result of acceptance of the Offer in the form in which it was originally accepted by him or on his behalf unless the Previous Acceptor has previously agreed otherwise in writing.

(e) The deemed acceptances and/or elections referred to in this paragraph 4 will not apply and the authorities and the powers of attorney conferred by this paragraph 4 will be ineffective to the extent that a Previous Acceptor (i) in respect of Alea Shares in certificated form (including Book Entry Shares), lodges with the Receiving Agent, within 14 days of the posting of the document containing the revised Offer, a Form of Acceptance or other relevant form issued by or on behalf of FIN Acquisition in which the relevant Alea Shareholder validly elects to receive the consideration receivable by him under such revised Offer in some other manner than as set out in the Form(s) of Acceptance or other such relevant form; or (ii) in respect of Depositary Interests, sends (or, if a CREST Sponsored Member, procures that his CREST Sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA instruction must, in order for it to be valid and settle, include the following details:

- the number of Depositary Interests in respect of which the changed election is made;
- the ISIN number for the Depositary Interests, which is BMG015751024;
- the participant ID of the Previous Acceptor;
- the member account ID of the Previous Acceptor;
- the participant ID of the Escrow Agent. This is RA10;
- the member account ID of the Escrow Agent included in the relevant Electronic Acceptance to receive payment in sterling, which is FINALE01;
- the member account ID of the Escrow Agent included in the relevant Electronic Acceptance to receive payment in US dollars, which is FINALE02;
- the CREST transaction ID of the Electronic Acceptance in respect of which the election is to be changed, to be inserted at the beginning of the shared note field;
- input with a standard delivery instruction priority of 80;
- the intended settlement date for the changed election; and
- the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;

and, in order that the desired change of election can be effected, it must include:

- the member account ID of the Escrow Agent relevant to the new election.
- the participant ID of the Escrow Agent which is RA10; and
- input with standard delivery instruction priority of 80.

Any such change of election will be conditional upon the Receiving Agent verifying that the request is validly made. Accordingly, the Receiving Agent will on behalf of FIN Acquisition reject or accept the requested change of election by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

All questions as to the validity (including time of receipt) of any notice of change of election or other change of election procedure will be determined by FIN Acquisition whose determination will be final and binding. None of FIN Acquisition or its agents or other persons will be under any duty to give notice of any defect or irregularity in any notice of change of election or other change of election procedure or incur any liability for failure to give such notice.

5. Overseas shareholders

(a) The making of the Offer in jurisdictions outside the UK or to Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. No person receiving a copy of this document and/or

any Form(s) of Acceptance in any jurisdiction other than the UK may treat the same as constituting an invitation or offer to him nor should he in any event use such Form of Acceptance if, in the relevant jurisdiction, such an invitation or offer cannot lawfully be made to him or such Form(s) of Acceptance cannot lawfully be used without contravention of any relevant registration or other legal requirements. In such circumstances this document and/or any Form(s) of Acceptance are sent for information only. It is the responsibility of any such Overseas Shareholders reviewing a copy of this document and/or the Form of Acceptance and wishing to accept the Offer to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed, and the payment of any issue, transfer or other taxes or duties or other requisite payments due in that jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or duties or payments by whomsoever payable and each of FIN Acquisition and Lazard and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties or other requisite payments as FIN Acquisition or Lazard or any person acting on their behalf may be required to pay in respect of the Offer insofar as they relate to such Overseas Shareholder. **If you are an Overseas Shareholder and you are in any doubt about your position, you should consult your independent professional adviser.**

(b) In particular, the Offer is not being made, directly or indirectly, in or into Japan, or by use of the mails of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, nor will it be made in or into, Japan. Accordingly, unless otherwise determined by FIN Acquisition and permitted by applicable law and regulation, copies of this document, the Form of Acceptance and any related offer documents are not being and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Japan including to Alea Shareholders with registered addresses in Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not forward, distribute, send or mail them in, into or from Japan or use any such means, instrumentalities or facilities in connection with the Offer, and doing so may render invalid any related purported acceptance of the Offer or any related election. Persons wishing to accept the Offer should not use Japanese mails or any such means, instrumentalities or facilities for any purpose directly or indirectly related to acceptance(s) of the Offer or any related election. Envelopes containing the Form(s) of Acceptance, evidence of title or other documents relating to the acceptance of the Offer should not be postmarked in Japan or otherwise despatched from this jurisdiction and all acceptors should provide addresses outside Japan for the receipt of the consideration to which they are entitled under the Offer or (in relation to Alea Shares in certificated form, including Book Entry Shares) for the return of the Form(s) of Acceptance and any Alea Share certificate(s) and/or other document(s) of title or other documents.

(c) Subject as provided below, an Alea Shareholder may be deemed not to have accepted the Offer if:

(i) he puts "NO" in Box 5 of the Form of Acceptance and thereby does not make the representations and warranties set out in paragraph 1(b)(ii) of Part C of this Appendix; or

(ii) he completes Box 4 of the Form of Acceptance with an address in Japan or has a registered address in Japan and in either case he does not insert in Box 6 of the Form of Acceptance the name and address of a person or agent outside Japan to whom he wishes the consideration to which he is entitled under the Offer, or returned documents, to be sent, subject to the provisions of this paragraph 5 and applicable laws; or

(iii) he inserts in Box 6 of the Form of Acceptance the name and address of a person or agent in Japan; or

(iv) the Form of Acceptance received from him is received in an envelope postmarked in or that otherwise appears to FIN Acquisition or its agents to have been sent from Japan; or

(v) he makes a Restricted Escrow Transfer pursuant to paragraph 5(d) below unless he also makes a related Restricted ESA instruction which is accepted by the Receiving Agent,

and FIN Acquisition reserves the right, in its sole discretion, to investigate, in relation to any acceptance(s), whether the representations and warranties set out in paragraph 1 or paragraph 2 of Part C of this Appendix could have been truthfully given by the relevant Alea Shareholder and, if such

investigation is made and as a result FIN Acquisition determines that such representations and warranties could not have been so given, such acceptance may be rejected as invalid.

(d) If a holder of Depositary Interests is unable to give the warranty set out in paragraph 2(c) of Part C of this Appendix I, but nevertheless can provide evidence satisfactory to FIN Acquisition that he is able to accept the Offer in compliance with all relevant legal and regulatory requirements, he may only purport to accept the Offer by sending (or if a CREST Sponsored Member, procuring that his CREST Sponsor sends) both (i) a TTE instruction to a designated escrow balance detailed below (a "Restricted Escrow Transfer") and (ii) one or more valid ESA instructions (a "Restricted ESA instruction") which, if applicable, specify the form of consideration which he wishes to receive (consistent with any alternative offered under the Offer). Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and FIN Acquisition decides, in its absolute discretion, to exercise its right described in paragraph 5(i) below to waive, vary or modify the terms of the Offer relating to Overseas Shareholders, to the extent required to permit such acceptance to be made, in each case during the acceptance period set out in paragraph 1 above. If FIN Acquisition accordingly decides to permit such acceptance to be made, the Receiving Agent will on behalf of FIN Acquisition accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, the Receiving Agent will on behalf of FIN Acquisition reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

- the ISIN number for the Depositary Interests, which is BMG015751024;
- the number of Depositary Interests in respect of which the Offer is to be accepted;
- the participant ID of the accepting Alea Shareholder;
- the member account ID of the accepting Alea Shareholder;
- the participant ID of the Escrow Agent. This is RA10;
- the member ID of the Escrow Agent. This is RESTRICT;
- the intended settlement date should be as soon as possible and in any event not later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007;
- the corporate action number of the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- input with a standard delivery instruction priority of 80; and
- the contact name and number in the shared note field.

Each Restricted ESA instruction must, in order for it to be valid and settle, include the following details:

- the ISIN number for the Depositary Interests, which is BMG015751024;
- the number of Depositary Interests relevant to that Restricted ESA instruction;
- the participant ID of the accepting Alea Shareholder;
- the member account ID of the accepting Alea Shareholder;
- the participant ID of the Escrow Agent set out in the Restricted Escrow Transfer. This is RA10;
- the member account ID of the Escrow Agent set out in the Restricted Escrow Transfer. This is RESTRICT;
- the participant ID and the member account ID of the Escrow Agent relevant to the form of consideration required, which is FINALE01 (in the case of payment in sterling) or FINALE02 (in the case of payment in US dollars) (details of which are set out in the letter from Lazard in Part 2 of this document);
- the CREST transaction ID of the Restricted Escrow Transfer to which the Restricted ESA instruction relates to be inserted at the beginning of the shared note field;
- the intended settlement date; and

- the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST.

(e) If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise forwards this document, any Form of Acceptance or any related offer document in, into or from Japan or uses the mails of, or any means or instrumentality (including, without limitation, facsimile or electronic transmission, email, telex or telephone) of interstate or foreign commerce of, or any facilities of a national, state or securities exchange of Japan, in connection with such forwarding, such person should (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any related purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph 5.

(f) The Offer is made to persons and to all Alea Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched or who may not receive such documents and such persons may collect copies of such documents from the Receiving Agent at the address referred to in paragraph 3(a) above. FIN Acquisition and Lazard reserve the right to notify any matter, including the making of the Offer, to all or any Alea Shareholders:

(i) with a registered address outside the UK; or

(ii) whom FIN Acquisition knows to be an Overseas Shareholder,

by announcement in the UK via a Regulatory Information Service or by paid advertisement in a daily national newspaper published and circulated in the UK or any part thereof (in which event such notice shall be deemed to have been sufficiently given, notwithstanding any failure by such shareholder or other person to receive or see such notice) and all references in this document to notice or the provision of information in writing by or on behalf of FIN Acquisition shall be construed accordingly. No such document is intended to be nor need be sent to an address in Japan.

(g) If any written notice purporting to withdraw an acceptance in accordance with paragraph 3 above or to amend an acceptance is received in an envelope postmarked in or which otherwise appears to FIN Acquisition or its agents to have been sent from Japan, FIN Acquisition reserves the right, in its absolute discretion, to treat that notice as invalid.

(h) Notwithstanding anything to the contrary contained in this document or the Form of Acceptance, FIN Acquisition and Lazard may make the Offer (with or without giving effect to the foregoing paragraphs of this paragraph 5) in accordance with applicable law in Japan and in this connection the provisions of this paragraph 5 will be varied accordingly.

(i) The provisions of this paragraph 5 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Alea Shareholder(s) or on a general basis by FIN Acquisition at its absolute discretion. Subject thereto, the provisions of this paragraph 5 override any terms of the Offer inconsistent with them.

6. General

(a) Except as may be agreed between FIN Acquisition and Alea, the Offer will lapse unless all conditions relating to the Offer have been fulfilled or if capable of waiver, waived or, where appropriate, have been determined by FIN Acquisition to be and remain satisfied, in each case, by midnight (London time)/7 p.m. (New York time) on 30 October 2007 (or such later date (if any) as FIN Acquisition and Alea may agree).

(b) If the Offer lapses, it will cease to be capable of further acceptance and accepting Alea Shareholders and FIN Acquisition will cease to be bound by acceptances submitted before the time the Offer lapsed.

(c) Except as may be agreed between FIN Acquisition and Alea, settlement of the consideration to which any Alea Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which FIN Acquisition may otherwise be, or claim to be, entitled as against such shareholder and will be effected in the manner described in the letter from Lazard contained in Part 2 of this document.

(d) In relation to any acceptance of the Offer in respect of a holding of Depositary Interests, FIN Acquisition reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any acceptance of the Offer, whether in order

to comply with the facilities or requirements of CREST or otherwise to confer on FIN Acquisition or, as the case may be, the relevant Alea Shareholder the benefits and entitlements provided for under the terms of the Offer, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the agreement of Alea.

(e) Notwithstanding the right hereby reserved by FIN Acquisition to treat an acceptance of the Offer as valid (even though, in the case of Alea Shares in certificated form (including Book Entry Shares), the Form of Acceptance is not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title, or in the case of Depositary Interests not accompanied by the relevant transfer to escrow), except as otherwise agreed between FIN Acquisition and Alea:

(i) an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it;

(ii) a purchase of Alea Shares by FIN Acquisition or its nominee(s) (or, if relevant, any person acting in concert with FIN Acquisition, or its nominees(s)) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it; and

(iii) before the Offer may become unconditional, the Receiving Agent must issue a certificate to FIN Acquisition and/or Lazard or their respective agent(s) stating the number of Alea Shares in respect of which acceptances of the Offer have been received which comply with sub-paragraph (i) above and the number of Alea Shares otherwise acquired, whether before or during the Offer Period, which comply with sub-paragraph (ii) above. Copies of such certificate will be sent to the financial adviser of Alea as soon as possible after issue.

(f) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

(g) All references in this document and in the Form of Acceptance to 2 July 2007 will (except where the context otherwise requires) be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(h) Unless the context otherwise requires, references in paragraphs 5 and 6 of this Part B to an Alea Shareholder will include references to the person or persons executing the Form of Acceptance or on whose behalf an Electronic Acceptance is made and in the event of more than one person executing a Form of Acceptance or on whose behalf an Electronic Acceptance is made, such paragraphs will apply to them jointly and severally.

(i) Any accidental omission or failure to despatch this document, the Form of Acceptance or any other document relating to the Offer or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, will not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

(j) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) or other document(s) of title, communication or notice will be given by, or on behalf of, FIN Acquisition. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Alea Shareholders (or their designated agent(s)) will be delivered by or sent to or from them (or their designated agent(s)) at their risk.

(k) If the Offer lapses:

(i) in respect of Alea Shares in certificated form (including Book Entry Shares), the Form(s) of Acceptance, share certificate(s) and/or other document(s) of title (as relevant) will be returned by post (or such other methods as may be agreed between FIN Acquisition and Alea) within 14 days of the Offer lapsing, at the risk of the Alea Shareholder concerned, to the person or agent whose name and address outside Japan is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside Japan, provided that share certificates in respect of Book Entry Shares issued and delivered by Mellon Investor Services L.L.C. to Capita Registrars in accordance with the instruction and authorisation

constituted by the execution of a Form of Acceptance shall be returned to Mellon Investor Services L.L.C. No such documents will be sent to an address in Japan;

(ii) in respect of Depositary Interests, the Receiving Agent will, immediately after the lapsing of the Offer (or within such longer period as may be agreed between FIN Acquisition and Alea, not exceeding 14 days of the lapsing of the Offer), give instructions to CRESTCo to transfer all Depositary Interests held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Alea Shareholders concerned.

(l) For the purposes of this document, the time of receipt of a TTE instruction, an ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

(m) All powers of attorney, appointments of agents and authorities conferred by this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Alea Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with Section 4 of the Powers of Attorney Act 1971) except, in the circumstances where the donor of such power of attorney or authority or appointor validly withdraws his acceptance, with effect from and following such withdrawal.

(n) FIN Acquisition reserves the right to nominate as the person entitled to acquire any Alea Shares pursuant to the Offer FIN Holdings or any subsidiary thereof as FIN Acquisition shall in its absolute discretion select for such purpose and following any such nomination references herein to FIN Acquisition shall be construed accordingly.

(o) The Offer is made on 2 June 2007 and is capable of acceptance from and after that date. The Offer is being made by means of this document. The Form of Acceptance and copies of this document are available from the Receiving Agent at the address referred to in paragraph 3(a) above.

(p) (i) The Offer, the Form of Acceptance and all acceptances and elections in respect thereof, all contracts made pursuant to the Offer, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between an Alea Shareholder, FIN Acquisition, Lazard or the Receiving Agent shall be governed by and interpreted in accordance with English law.

(ii) Execution of a Form of Acceptance or other acceptance of the Offer by or on behalf of an Alea Shareholder will constitute such shareholder's agreement that the courts of England are (subject to paragraph 6(p)(iii) of this Part B) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by the Offer and the Form of Acceptance or otherwise arising in connection with the Offer and the Form of Acceptance, and for such purposes that such shareholder irrevocably submits to the jurisdiction of the English courts.

(iii) Execution of a Form of Acceptance or other acceptance of the Offer by or on behalf of an accepting Alea Shareholder will constitute such shareholder's agreement that the agreement in paragraph 6(p)(ii) of this Part B is included for the benefit of FIN Acquisition, Lazard and the Receiving Agent and accordingly, notwithstanding the exclusive agreement in paragraph 6(p)(ii) of this Part B, each of FIN Acquisition, Lazard and the Receiving Agent shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the accepting Alea Shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(q) Without prejudice to any other provisions of this Part B, FIN Acquisition and Lazard reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(r) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

PART C.

FORM OF ACCEPTANCE AND ELECTRONIC ACCEPTANCES

1. Form of Acceptance

Each Alea Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with FIN Acquisition, Lazard, the Receiving Agent and, in the case of paragraph 1(m) below, Mellon Investor Services L.L.C., in its capacity as Alea's registrars (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Offer in respect of the number of Alea Shares in certificated form (including Book Entry Shares) inserted or deemed to be inserted in Box 1 of the Form of Acceptance;

(ii) an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing,

in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in Part B of this Appendix I, each such acceptance shall be irrevocable;

(b) (i) that the Alea Shares in certificated form (including Book Entry Shares) in respect of which the Offer is accepted or deemed to be accepted are sold fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after 22 May 2007;

(ii) that unless "NO" is inserted in Box 5 of the Form of Acceptance, such Alea Shareholder has not received or sent copies or originals of this document, the Form of Acceptance or any related offer documents in, into or from Japan and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of or any means or instrumentality (including, without limitation, facsimile or electronic transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, Japan; was outside Japan when the Form of Acceptance was delivered and at the time of accepting the Offer; in respect of the Alea Shares to which the Form of Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within Japan and the Form of Acceptance has not been mailed or otherwise sent in, into or from Japan or signed in Japan and such shareholder is accepting the Offer from outside Japan; if such Alea Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer and, if relevant, obtained all requisite governmental, exchange control or other consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or duties or other requisite payments due in any such jurisdiction in connection with such acceptance and that he has not taken or omitted to take any action that will or may result in FIN Acquisition, Lazard or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance of the Offer or any election thereunder;

(c) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, to an accepting Alea Shareholder not having validly withdrawn his acceptance(s) and to compliance by FIN Acquisition with the requirements of clause 2.20(i) of the Implementation Agreement, the irrevocable appointment of FIN Acquisition and/or Lazard as such shareholder's attorney and/or agent (the "attorney") and an irrevocable instruction and authorisation to the attorney to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Alea Shares referred to in paragraph (a) above in favour of FIN Acquisition or such other person or persons as FIN Acquisition or its agents may direct and to deliver such form(s) of transfer and/or other document(s) in the attorney's discretion and/or the certificate(s) and/or other document(s) of title relating to such Alea Shares for registration within four months of the Offer becoming unconditional in all respects and to

do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance(s) of the Offer pursuant to the Form of Acceptance and to vest in FIN Acquisition or its nominee the Alea Shares as aforesaid;

(d) that, in relation to Alea Shares in certificated form (including Book Entry Shares), the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Alea Shareholder not having validly withdrawn his acceptance(s), irrevocable authorities and requests:

  (i) to Alea or its agents to procure the registration of the transfer of those Alea Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to FIN Acquisition or as it may direct;

  (ii) to FIN Acquisition or its agents to procure the despatch by post (or by such other method(s) as may be agreed between FIN Acquisition and Alea) of a cheque drawn on a branch of a UK clearing bank (or, in respect of any elections for the US Dollar Alternative, a cheque drawn on a branch of a US bank) for any cash, at the risk of such shareholder, to the person or agent whose name and address outside Japan is set out in Box 6 of the Form of Acceptance, or if no name and address is set out in Box 6, to the first-named holder at his registered address outside Japan together with a cheque for any cash payable to such Alea Shareholder in respect of fractional entitlements;

(e) that the execution of a Form of Acceptance and its delivery constitutes an authority to any director of Alea, FIN Acquisition or Lazard and/or their respective agents within the terms set out in Part B of this Appendix I and in paragraph 1 of this Part C;

(f) that, subject to the Offer becoming unconditional in all respects (or if the Offer will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and pending registration:

  (i) FIN Acquisition shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Alea or of any class of its shareholders) attaching to any Alea Shares in certificated form (including Book Entry Shares) in respect of which the Offer has been accepted or is deemed to have been accepted and such acceptance has not been validly withdrawn; and

  (ii) the execution and delivery of a Form of Acceptance by an Alea Shareholder in respect of the Alea Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

    (1) constitutes an authority to Alea from such Alea Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him as a member of Alea (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Alea Shares into certificated form) to FIN Acquisition at its registered office;

    (2) constitutes an authority to FIN Acquisition or any director of FIN Acquisition to sign any consent to short notice of a general meeting or separate class meeting as his attorney and/or agent and on his behalf and/or attend and/or execute a form of proxy in respect of such Alea Shares appointing any person nominated by FIN Acquisition to attend general meetings and separate class meetings of Alea or its members (or any of them) (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast as FIN Acquisition shall, in its sole discretion, determine appropriate in order to implement its acquisition of Alea; and

    (3) will also constitute the agreement of such Alea Shareholder not to exercise any of such rights without the consent of FIN Acquisition and the irrevocable undertaking of such Alea Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting;

(g) that he will deliver or procure the delivery to the Receiving Agent at the relevant address set out in paragraph 3(a) of Part B of this Appendix I of his share certificate(s) and/or other document(s) of title in respect of all Alea Shares held by him in certificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an affidavit of loss or an

indemnity acceptable to FIN Acquisition in lieu thereof, as soon as possible and in any event within 4 months of the Offer becoming wholly unconditional;

(h) that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

(i) that he will do all such acts and things as shall be necessary or expedient to vest the aforesaid Alea Shares in FIN Acquisition or its nominee(s) or such other persons as FIN Acquisition may decide;

(j) that he agrees to ratify each and every act or thing which may be done or effected by FIN Acquisition or Lazard or the Receiving Agent or any director of FIN Acquisition or any director of Lazard or any director of the Receiving Agent or their respective agents or Alea or its agents, as the case may be, in the exercise of any of the powers and/or authorities conferred hereunder;

(k) that he is or represents the sole legal and beneficial owner of the Alea Shares in respect of which the Offer is accepted or deemed to be accepted and that he has the necessary capacity and authority to execute the Form of Acceptance;

(l) that the execution of the Form of Acceptance constitutes his agreement to the terms of paragraph 6(p) of Part B of this Appendix I;

(m) that, in the case of an Alea Shareholder holding Book Entry Shares, the execution of the Form of Acceptance constitutes an irrevocable instruction and authorisation to:

   (i) Mellon Investors Services L.L.C., in its capacity as Alea's registrars, to issue in his name and to deliver on his behalf to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but in any event so as to be received by no later than 1.00 p.m. (London time)/8.00 a.m. (New York time) on 2 July 2007, share certificates for the Book Entry Shares in respect of which the relevant Alea Shareholder has accepted the Offer; and

   (ii) Capita Registrars to return such share certificates to Mellon Investor Services L.L.C. in the event of the Offer not becoming or being declared unconditional in all respects;

(n) that on execution the Form of Acceptance shall take effect as a deed; and

(o) that if any provision of Part B or Part C of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford FIN Acquisition or Lazard or the Receiving Agent or any director of any of them or their agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable FIN Acquisition and/or Lazard and/or the Receiving Agent and/or any such director or agent to secure the full benefits of Part B and this Part C of this Appendix I.

References in this Part C to an Alea Shareholder shall include references to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

2. Electronic Acceptances

Without prejudice to Parts A and B of this Appendix I, each Alea Shareholder by whom, or on whose behalf, an Electronic Acceptance is made irrevocably undertakes, represents, warrants and agrees to and with FIN Acquisition, Lazard and the Receiving Agent (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the Electronic Acceptance shall constitute an acceptance of the Offer in respect of the number of Depositary Interests to which a TTE instruction relates and an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing, in each case on and subject to the terms and conditions set out or referred to in this document and that, subject only to the rights of withdrawal set out in Part B of this Appendix I, each such acceptance and election shall be irrevocable;

(b) that the Depositary Interests in respect of which the Offer is accepted or deemed to be accepted are sold fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after 22 May 2007;

(c) that such Alea Shareholder has not received or sent copies or originals of this document, the Form of Acceptance or any related offer documents in, into or from Japan and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of or any means or instrumentality (including, without limitation, facsimile or electronic transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, Japan; was outside Japan at the time of input and settlement of the relevant TTE instruction; in respect of the Depositary Interests to which an Electronic Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within Japan; and no TTE instruction has been sent in, into or from Japan and such shareholder is accepting the Offer from outside or Japan; if such Alea Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer and, if relevant, obtained all requisite governmental, exchange control or other consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or duties or other requisite payments due in any such jurisdiction in connection with such acceptance and that he has not taken or omitted to take any action that will or may result in FIN Acquisition, Lazard or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance of the Offer or any election thereunder;

(d) that the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Alea Shareholder not having validly withdrawn his acceptance(s), the irrevocable appointment of FIN Acquisition and/or Lazard as such shareholder's attorney and/or agent (the "attorney") and an irrevocable instruction and authorisation to the attorney to do all such acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance(s) of the Offer and to vest in FIN Acquisition or its nominee the Depositary Interests as aforesaid;

(e) that the Electronic Acceptance constitutes the irrevocable appointment of the Receiving Agent as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent (i) subject to the Offer becoming unconditional in all respects in accordance with its terms, to an accepting Alea Shareholder not having validly withdrawn his acceptance(s) and to compliance by FIN Acquisition with the requirements of clause 2.20(i) of the Implementation Agreement, to transfer to itself (or to such other person or persons as FIN Acquisition or its agents may direct) by means of CREST all or any of the Depositary Interests (but not exceeding the number of Depositary Interests in respect of which the Offer is accepted or deemed to be accepted) and (ii), if the Offer does not become wholly unconditional, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as FIN Acquisition and Alea may agree, not exceeding 14 days of the lapsing of the Offer), to transfer all such Depositary Interests to the original available balance of the accepting Alea Shareholder;

(f) that the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Alea Shareholder not having validly withdrawn his acceptance(s), irrevocable authorities and requests to FIN Acquisition or its agents to procure the making of a CREST payment obligation in favour of the Alea Shareholder's payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such shareholder is entitled, provided that (i) FIN Acquisition may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post; and (ii) if the Alea Shareholder concerned is a CREST Member whose registered address is in Japan, any cash consideration to which such shareholder is entitled would only be paid by cheque despatched by post (or by such other method as may be agreed between FIN Acquisition and Alea). The despatch by post (or by such other method as may be agreed between FIN Acquisition and Alea) of such cheques and/or any relevant document(s) of title shall be despatched in any of such cases, at the risk of such shareholder, to the first-named holder at an address outside Japan stipulated by such holder or as otherwise determined by FIN Acquisition;

(g) that the Electronic Acceptance constitutes an authority to any director of Alea, FIN Acquisition or Lazard and/or their respective agents within the terms set out in Part B of this Appendix I and paragraph 2 of this Part C;

(h) that, subject to the Offer becoming unconditional in all respects (or if the Offer will become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) and pending registration:

(i) FIN Acquisition shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Alea or of any class of its shareholders) attaching to any Depositary Interests in respect of which the Offer has been accepted or is deemed to have been accepted and such acceptance has not been validly withdrawn; and

(ii) an Electronic Acceptance by or on behalf of an Alea Shareholder in respect of the Depositary Interests comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(1) constitutes an authority to Alea from such Alea Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him as a member of Alea (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Depositary Interests into certificated form) to FIN Acquisition at its registered office;

(2) constitutes an authority to FIN Acquisition or any director of FIN Acquisition to sign any consent to short notice of a general meeting or separate class meeting as his attorney and/or agent and on his behalf and/or attend and/or execute a form of proxy in respect of such Depositary Interests appointing any person nominated by FIN Acquisition to attend general meetings and separate class meetings of Alea or its members (or any of them) (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast as FIN Acquisition shall, in its sole discretion, determine appropriate in order to implement its acquisition of Alea; and

(3) will also constitute the agreement of such Alea Shareholder not to exercise any of such rights without the consent of FIN Acquisition and the irrevocable undertaking of such Alea Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting;

(i) that if, for any reason, any Depositary Interests in respect of which a TTE instruction has been effected in accordance with paragraph 15(b) of the letter from Lazard in Part 2 of this document are converted to Alea Shares in certificated form, he will (without prejudice to paragraph (h)(ii) above) immediately deliver or procure the delivery of the share certificate(s) and/or other document(s) of title in respect of all such Alea Shares in as so converted, to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or to FIN Acquisition at its registered office or as FIN Acquisition or its agents may direct; and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in paragraph 1 of this Part C in relation to the relevant Alea Shares;

(j) that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (f) above shall, to the extent of the obligation so created, discharge in full any obligation of FIN Acquisition and/or Lazard to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(k) that he will do all such acts and things as shall be necessary or expedient to vest in FIN Acquisition or its nominee(s) or such other persons as it may decide the Depositary Interests aforesaid and all such acts and things as may be necessary or expedient to enable the Receiving Agent to perform its functions as Escrow Agent for the purposes of the Offer;

(l) that he agrees to ratify each and every act or thing which may be done or effected by FIN Acquisition or Lazard or the Receiving Agent or any director of FIN Acquisition or any director of Lazard or any director of the Receiving Agent or their respective agents or Alea or its agents, as the case may be, in the exercise of any of the powers and/or authorities conferred hereunder;

(m) that he is or represents the sole legal and beneficial owner of the Depositary Interests in respect of which the Offer is accepted or deemed to be accepted and that he has the necessary capacity and authority to accept such Offer;

(n) that the making of an Electronic Acceptance constitutes his agreement to the terms of paragraph 6(p) of Part B of this Appendix I;

(o) that, by virtue of the Regulations, the making of an Electronic Acceptance constitutes an irrevocable power of attorney by the relevant holder of Depositary Interests in the terms of all the powers and authorities expressed to be given by Part C of this Appendix I to FIN Acquisition, Lazard, the Receiving Agent and any of their respective agents; and

(p) that if any provision of Part B or Part C of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford FIN Acquisition or Lazard or the Receiving Agent or any director of any of them or their agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable FIN Acquisition and/or Lazard and/or the Receiving Agent and/or any such director or agent to secure the full benefits of Part B and this Part C of this Appendix I.

References in this Part C to an Alea Shareholder shall include references to the person or persons making an Electronic Acceptance and in the event of more than one person, the provisions of this Part C shall apply to them jointly and to each of them.

1. Introduction

This document should be read in conjunction with the Circular and the Form of Acceptance, additional copies of which are available from Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. The information contained in Parts 4, 5 and (save as expressly stated to the contrary in this Appendix II) 6 of the Circular are incorporated by reference in this document and shall be deemed to form part of this document.

2. Responsibility statement

(a) John Reeve, Timothy Faries and R. Glenn Hilliard, being the Independent Directors, each accept responsibility for the information contained in paragraphs 4 and 8 of Part 1 of this document. To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Alea, whose names are set out in paragraph 2(a) of Part 6 of the Circular, accept responsibility for all the information contained in this document except for (a) information relating to the FIN Acquisition Group, Fortress Investment Group and the FIN Acquisition Directors and their immediate families and persons connected with them (within the meaning of section 346 of the UK Companies Act 1985) and (b) paragraphs 4 and 8 of Part 1 of this document. To the best of the knowledge and belief of the directors of Alea (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) The FIN Acquisition Directors, whose names are set out in paragraph 2(b) of Part 6 of the Circular, each accept responsibility for the information contained in this document relating to the FIN Acquisition Group, Fortress Investment Group and the FIN Acquisition Directors and members of their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the UK Companies Act 1985). To the best of the knowledge and belief of the directors of FIN Acquisition (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

3. Disclosure of interests and dealings in Alea Shares

On 15 May 2007 an Affiliate of FIN Acquisition, purchased 10,083,500 Alea Shares, representing approximately 6 per cent. of the issued share capital of Alea, at a price of 96.5 pence in cash per Alea Share.

Save for the 10,083,500 Alea Shares so purchased by an Affiliate of FIN Acquisition on 15 May 2007, as at 31 May 2007 (the latest practicable date prior to the publication of this document), there have been no material changes to the information set out in paragraph 4 of Part 6 of the Circular.

4. Market quotations

The following table shows the closing middle market quotations for Alea Shares as derived from the Daily Official List for (i) the first business day in each of the six months prior to the date of this document,

(ii) 3 April 2007 (being the last business day prior to the commencement of the Offer Period) and (iii) 31 May 2007 (the latest practicable date prior to the publication of this document):

Date	Alea Share Price (pence)
1 December 2006	76.0
2 January 2007	80.5
1 February 2007	77.5
1 March 2007	80.0
2 April 2007	95.5
3 April 2007	94.0
1 May 2007	94.0
31 May 2007	101.0

5. Financing arrangements

The consideration payable by FIN Acquisition to Alea Shareholders under the terms of the Offer will be financed out of cash resources being made available to FIN Acquisition pursuant to equity investments to be made by private equity funds advised by Fortress Investment Group. Pursuant to the Commitment Letter (as defined in paragraph 7(a) of Part 6 of the Circular and as amended pursuant to a letter agreement between Lazard and the other parties to the Commitment Letter dated 16 May 2007) and conditional on the Offer becoming effective, certain private equity funds advised by Fortress Investment Group have undertaken to provide the cash resources required to satisfy the cash consideration payable to Alea Shareholders under the terms of the Offer, together with any liabilities incurred or other costs and expenses payable by FIN Cayman, FIN Holdings and FIN Acquisition in connection with the Offer.

Lazard is satisfied that sufficient resources are available to FIN to satisfy the consideration payable as a result of full acceptance of the Offer.

6. Sources and bases of information

(a) Unless otherwise stated, financial information concerning Alea has been extracted without material adjustment from its annual report and accounts for the year ended 31 December 2006.

(b) The value of the issued share capital of Alea is based upon 173,788,126 Alea Shares in issue on 31 May 2007, the last practicable business day prior to the publication of this document.

(c) The closing price of an Alea Share is the middle market price extracted from the Daily Official List for the relevant day.

(d) The figure for the net asset value of the Alea Group as at 31 December 2006 of $2.79 per share appearing in paragraph 5 of Part 2 of this document has been converted into the sterling amount of £1.42 per share at an exchange rate of $1.97 = £1. The figure for the net asset value of the Alea Group as at 31 December 2005 of $2.82 per share appearing in that paragraph has been converted into the sterling amount of £1.63 per share at an exchange rate of $1.73 = £1.

(e) The volume weighted average prices of Alea Shares are calculated based on the daily closing prices of Alea Shares and the total daily volumes of Alea Shares traded.

(f) The exchange rate of $1.9735 = £1 referred to in paragraph 15 of Part 2 of this document for the purposes of the US Dollar Alternative is the Bloomberg currency fix as displayed on Bloomberg page "BFIX" as at 3.30am (London time) on 4 April 2007.

(g) The statement that the Offer price of 96.5 pence per Alea Share represents 85.2 per cent. of adjusted net asset value per share as at 31 December 2006 appearing in this document has been calculated on the following basis:

Item	$m	Pence per share (FX 1.9735)	Note
Net Asset Value as at 31 December 2006	484.141	141	
Remove Net Discount	(95.533)	(28)	see note 25 (p.70 of Circular)— discount on claims net of reinsurance
Adjusted Net Asset Value	388.608	113	

7. Material contracts

In addition to the material contracts referred to in paragraph 7 of Part 6 of the Circular, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by FIN Cayman, FIN Holdings and/or FIN Acquisition (and, in respect of paragraph (d) below, Alea) since the date of the Circular and are or may be material:

(a) Amendment to Commitment Letter

On 16 May 2007, FIN Cayman, FIN Holdings, FIN Acquisition, Fortress Fund IV GP Holdings Ltd., as general partner of Fortress Fund IV GP L.P., in its capacity as general partner of the private equity funds proposing to provide the cash resources required to finance the Acquisition and Lazard entered into a letter agreement to amend the terms of the Commitment Letter so that the Commitment Letter is to be read and construed so that the amount of the consideration payable by FIN Acquisition to Alea Shareholders referred to therein is the amount that will be so payable under the terms of the Offer.

(b) Irrevocable undertakings

The irrevocable undertakings described in paragraph 3 of Part 1 of this document and paragraph 3 of Part 2 of this document were amended on various dates in the course of the week commencing 14 May 2007 to the effect that the obligations of the providers of such undertakings to accept any offer made by FIN Acquisition to acquire the issued and to be issued share capital of Alea extended to any such offer which may be announced prior to the Special General Meeting as well as to any such offer which may be announced within 14 days of the date on which the Amalgamation fails to become effective or any condition to which the Amalgamation is subject becomes incapable of satisfaction and is not waived in accordance with its terms, provided that such offer is in cash (or with a full cash alternative) and no less favourable to acceptors than the financial consequences of the Amalgamation (as increased from time to time) becoming effective.

In addition, in order for these irrevocable undertakings to better reflect the respective intentions of the parties thereto at the time each of them was originally entered into each of them was amended to make it clear that it would remain binding in the event that the Implementation Agreement is terminated in certain circumstances, including upon the Independent Committee withdrawing or modifying its recommendation of the Acquisition.

(c) Deed Poll

On 17 May 2007, FIN Acquisition entered into a deed poll (the "**Deed Poll**") pursuant to which it undertook to pay additional consideration of 3.5 pence per Alea Share to each Alea Shareholder in addition to the 93 pence per Alea Share payable under the terms of the Amalgamation, subject to the same conditions, on the same terms, to the same person, in the same manner and at the same time as it would pay such sum of 93 pence per Alea Shares, so that upon the Amalgamation becoming effective each holder of Alea Shares issued and outstanding immediately prior to the Effective Time (other than FIN Acquisition) would receive an aggregate sum of 96.5 pence in respect of each such Alea Share.

(d) Amendment to Implementation Agreement

On 21 May 2007, FIN Acquisition and Alea entered into a letter agreement (the "**Letter of Amendment**"), *inter alia* in order to amend the Implementation Agreement to take account of the announcement of the Offer. Pursuant to the Letter of Amendment it was agreed that the Special General Meeting would be adjourned until 6 p.m. Bermuda time on 31 May 2007, that FIN Acquisition would announce its intention to implement the Acquisition by means of the Offer and that certain modifications would be made to the terms of the Implementation Agreement to allow for the implementation of the Acquisition by means of the Offer, as opposed to by means of the Amalgamation. In addition, the Letter of Amendment provides for the Deed Poll to terminate and to cease to have any effect upon the Offer becoming wholly unconditional.

8. Other information

(a) Each of Merrill Lynch and Lazard has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which the same appears.

(b) Save as disclosed in this document, as at 31 May 2007 (the latest practicable date prior to the publication of this document), there has been no material change to the information contained in the Circular.

(c) Unless otherwise stated, all references to time in this document and in the Form of Acceptance are to London time.

9. Documents available for inspection

Copies of the documents listed below may be inspected at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at 40 Bank Street, Canary Wharf, London E14 5DS during business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the end of the Offer Period:

(a) the memorandum of association and the bye-laws of FIN Acquisition;

(b) the material contracts referred to in paragraph 7 of Part 6 of the Circular and in paragraph 7 above;

(c) the written consents referred to in paragraph 8(a) above; and

(d) this document and the Form of Acceptance.

Dated 2 June 2007

The definitions contained in the Circular and the following definitions apply throughout this document and the Form of Acceptance, unless the context requires otherwise:

Alea Directors	the members of the Board of Alea from time to time;
Alea Shareholders	holders of Alea Shares from time to time and, where the context so requires, holders of Depositary Interests; the expression "Alea Shareholder" means any such holder;
Alea Shares	common shares of par value $0.01 each in Alea and, where the context so requires, shall include Depositary Interests;
Book Entry Shares	Alea Shares which are in certificated form, that is not in CREST, the ownership of which is recorded in Alea's register of members by Mellon Investor Services L.L.C., in its capacity as Alea's registrars, but in respect of which share certificates have not been issued;
business day	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London;
certificated or in certificated form	a share or other security which is not in uncertificated form (that is, not in CREST);
Circular	the Circular in relation to the Amalgamation that was despatched to Alea Shareholders on 24 April 2007 and which contained, among other things, the notice convening the Special General Meeting;
Company	Alea;
Conditions	the conditions to the Offer set out in Part A of Appendix I to this document;
CREST	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
CRESTCo	CRESTCo Limited;
CREST Member	a person who has been admitted by CRESTCo as a system member (as defined in the Regulations);
CREST Participant	a person who is, in relation to CREST, a system participant (as defined in the Regulations);
CREST Payment	shall have the meaning given in the CREST manual issued by CRESTCo;
CREST Sponsor	a CREST Participant admitted to CREST as a CREST sponsor;
CREST Sponsored Member	a CREST Member admitted to CREST as a sponsored member;
Depositary Interests	depositary interests in CREST representing Alea Shares on a one for one basis;
Electronic Acceptance	the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offer on the terms set out in this document;
ESA instruction	an Escrow Account Adjustment Input (AESN), transaction type "ESA" (as described in the CREST manual issued by CRESTCo);
Escrow Agent	the Receiving Agent (in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo);

Exchange Act	the United States Securities Exchange Act of 1934 (as amended);
Form of Acceptance	the form of acceptance, authority and election that accompanies this document for use by holders of Alea Shares in certificated form in connection with the Offer and the US Dollar Alternative;
member account ID	the identification code or number attached to any member account in CREST;
Listing Rules	the listing rules of the UK Listing Authority;
Offer	the recommended cash offer made by Lazard on behalf of FIN Acquisition (outside the United States, Australia and Canada) and by FIN Acquisition (in the United States, Australia and Canada) for all of the Alea Shares on the terms and subject to the conditions set out in this document and in the Form of Acceptance including, where the context requires, any subsequent revision, variation, extension or renewal of such offer or election available in connection with it;
Offer Document	this document;
Offer Period	the period commencing on 4 April 2007, the date on which the proposed acquisition of Alea by FIN Acquisition to be implemented by means of the Amalgamation was announced, and ending on 2 July 2007, or, if later, the date when the Offer becomes unconditional as to acceptances or lapses;
Overseas Shareholders	Alea Shareholders resident in or nationals or citizens of or who are subject to jurisdictions outside the UK or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of or persons subject to such jurisdictions;
Panel	the UK's Panel on Takeovers and Mergers;
participant ID	the identification code or membership number used in CREST to identify a particular CREST Member or other CREST Participant;
Receiving Agent	Capita IRG plc.;
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
Regulatory Information Service	any of the services set out in schedule 12 to the Listing Rules from time to time;
TFE instruction	a transfer from escrow instruction (as defined by the CREST manual issued by CRESTCo);
TTE instruction	a transfer to escrow instruction (as defined by the CREST manual issued by CRESTCo);
uncertificated or in uncertificated form	recorded on the relevant register of Alea as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and
US Dollar Alternative	the alternative whereby Alea Shareholders may elect to receive all, but not less than all, of the cash consideration payable to them under the terms of the Offer in United States dollars as an alternative to receiving such consideration in sterling.

References to US$ and US dollars and references to £, sterling and p or pence are to dollars and to pounds sterling and pence being the lawful currency of the United States and the United Kingdom, respectively.

END

Merrill Corporation Ltd, London
07ZBU11801